Exhibit 99.2



# Tuya Inc.

於開曼群島註冊成立以不同投票權控制的有限責任公司

A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability.

股份代號 Stock Code: 2391

## 2024 ANNUAL REPORT 年度報告

U.S. | Germany | Japan | India | Colombia | China

# CONTENTS

# Company Information

## EXECUTIVE DIRECTORS

Mr. WANG Xueji (王學集)
  *(Co-chairman of the Board and
  chief executive officer of the Company)*
Mr. CHEN Liaohan (陳燎罕)
  *(Co-chairman of the Board)*
Mr. YANG Yi (楊懿)
Ms. ZHANG Yan (張燕)
  *(Appointed with effect from November 18, 2024)*
Ms. LIU Yao (劉堯)
  *(Resigned with effect from September 16, 2024)*

## INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. HUANG Sidney Xuande (黃宣德)
Mr. QIU Changheng (邱昌恒)
Mr. KUOK Meng Xiong (郭孟雄)
  *(alias GUO Mengxiong)*
Mr. YIP Pak Tung Jason (葉栢東)

## AUDIT COMMITTEE

Mr. HUANG Sidney Xuande (黃宣德) *(Chairman)*
Mr. KUOK Meng Xiong (郭孟雄)
  *(alias GUO Mengxiong)*
Mr. YIP Pak Tung Jason (葉栢東)

## COMPENSATION COMMITTEE

Mr. WANG Xueji (王學集)
Mr. QIU Changheng (邱昌恒) *(Chairman)*
Mr. YIP Pak Tung Jason (葉栢東)

## NOMINATION COMMITTEE

Mr. CHEN Liaohan (陳燎罕)
Mr. QIU Changheng (邱昌恒) *(Chairman)*
Mr. KUOK Meng Xiong (郭孟雄)
  *(alias GUO Mengxiong)*

## CORPORATE GOVERNANCE COMMITTEE

Mr. QIU Changheng (邱昌恒) *(Chairman)*
Mr. YIP Pak Tung Jason (葉栢東)

## JOINT COMPANY SECRETARIES

Mr. CHAI Xiaolang (柴曉浪)
Ms. TANG King Yin (鄧景賢)

## AUTHORIZED REPRESENTATIVES

Ms. TANG King Yin (鄧景賢)
Mr. YANG Yi (楊懿)
  *(Appointed with effect from September 16, 2024)*
Ms. LIU Yao (劉堯)
  *(Resigned with effect from September 16, 2024)*

## HEADQUARTER AND PRINCIPAL PLACE OF BUSINESS OF TUYA GROUP

Huace Center, Building A, 10/F
Xihu District, Hangzhou City
Zhejiang Province, 310012
China

## PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1912, 19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay
Hong Kong

## REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

## AUDITOR

**PricewaterhouseCoopers**
*Certified Public Accountants*
*Registered Public Interest Entity Auditor*
22/F Prince's Building
Central
Hong Kong

# Company Information

## LEGAL ADVISORS

*As to Hong Kong law and United States law*
**Davis Polk & Wardwell**
10th Floor
The Hong Kong Club Building
3A Chater Road
Hong Kong

*As to Cayman Islands law*
**Maples and Calder (Hong Kong) LLP**
26th Floor, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

## COMPLIANCE ADVISOR

**Guotai Junan Capital Limited**
26/F-28/F, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

## HONG KONG SHARE REGISTRAR

**Computershare Hong Kong Investor Services Limited**
Shops 1712-1716, 17/F
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

## PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

**Maples Fund Services (Cayman) Limited**
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman
KY1-1102
Cayman Islands

## PRINCIPAL BANKS

**China Merchants Bank,
Hangzhou Cheng Xi Branch**
No. 488, Wen San Road
Xi Hu District, Hangzhou
Zhejiang, China

**Industrial and Commercial Bank of China,
Hangzhou Wu Lin Branch**
No. 399, Ti Yu Chang Road
Xia Cheng District, Hangzhou
Zhejiang, China

**Bank of China, Hangzhou High and
New Technology Industrial Development Zone
Branch**
No. 390, Wen San Road
Xi Hu District, Hangzhou
Zhejiang, China

## STOCK CODE

2391

## NYSE STOCK TICKER

TUYA

## COMPANY'S WEBSITE

ir.tuya.com

# Safe Harbor Statement

This annual report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the United States Securities and Exchange Commission. The forward-looking statements included in this annual report are only made as of April 24, 2025 (the "**date of this annual report**"), and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

# Five-Year Financial Summary

## FINANCIAL HIGHLIGHTS FOR THE LAST FIVE YEARS ENDED DECEMBER 31, 2024

| | Year ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2024** | 2023 | 2022 | 2021 | 2020 |
| | (US$, in thousands) | | | | |
| Revenue | **298,617** | 229,990 | 208,172 | 302,076 | 179,874 |
| Gross profit | **141,430** | 106,655 | 89,423 | 127,867 | 61,937 |
| Loss from operations | **(47,620)** | (105,824) | (168,186) | (183,560) | (69,846) |
| Net profit/(loss) | **4,997** | (60,315) | (146,175) | (175,424) | (66,912) |
| **Non-GAAP financial measures** | | | | | |
| Loss from operations | **(47,620)** | (105,824) | (168,186) | (183,560) | (69,846) |
| Add: Share-based compensation expenses | **67,750** | 65,216 | 69,019 | 66,089 | 9,446 |
| Credit-related impairment of long-term investments | **261** | 15,537 | – | – | – |
| Litigation costs | **2,300** | – | – | – | – |
| Non-GAAP profit/(loss) from operations | **22,691** | (25,071) | (99,167) | (117,471) | (60,400) |
| Net profit/(loss) | **4,997** | (60,315) | (146,175) | (175,424) | (66,912) |
| Add: Share-based compensation expenses | **67,750** | 65,216 | 69,019 | 66,089 | 9,446 |
| Credit-related impairment of long-term investments | **261** | 15,537 | – | – | – |
| Litigation costs | **2,300** | – | – | – | – |
| Non-GAAP net profit/(loss) | **75,308** | 20,438 | (77,156) | (109,335) | (57,466) |
| **Assets** | | | | | |
| Current assets | **903,016** | 847,798 | 1,023,366 | 1,191,268 | 248,033 |
| Non-current assets | **200,764** | 218,602 | 32,773 | 56,882 | 19,290 |
| Total assets | **1,103,780** | 1,066,400 | 1,056,139 | 1,248,150 | 267,323 |
| **Liabilities** | | | | | |
| Current liabilities | **94,337** | 87,534 | 81,282 | 109,098 | 91,928 |
| Non-current liabilities | **1,995** | 8,301 | 12,690 | 25,391 | 6,395 |
| Total liabilities | **96,332** | 95,835 | 93,972 | 134,489 | 98,323 |
| **Mezzanine equity** | | | | | |
| Total mezzanine equity | **–** | – | – | – | 333,667 |
| **Shareholders' equity/(deficit)** | | | | | |
| Total shareholders' equity/(deficit) | **1,007,448** | 970,565 | 962,167 | 1,113,661 | (164,667) |

*Note:* For further information on non-GAAP financial measures, see the section headed "USE OF NON-GAAP FINANCIAL MEASURES" in this annual report.

# Key Highlights

## FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2024

- **Total revenue** was US$298.6 million, up approximately 29.8% year-over-year (for the year ended December 31, 2023: US$230.0 million).

- **IoT platform-as-a-service ("PaaS") revenue** was US$217.1 million, up approximately 29.4% year-over-year (for the year ended December 31, 2023: US$167.7 million).

- **Software-as-a-service ("SaaS") and others revenue** was US$39.6 million, up approximately 10.6% year-over-year (for the year ended December 31, 2023: US$35.8 million).

- **Smart solution revenue** was US$42.0 million, up approximately 58.3% year-over-year (for the year ended December 31, 2023: US$26.5 million).

- **Overall gross margin** increased to 47.4%, up 1.0 percentage point year-over-year (for the year ended December 31, 2023: 46.4%). **Gross margin of IoT PaaS** increased to 47.1%, up 3.4 percentage points year-over-year (for the year ended December 31, 2023: 43.7%).

- **Operating margin** was negative 15.9%, improved by 30.1 percentage points year-over-year (for the year ended December 31, 2023: negative 46.0%). **Non-GAAP operating margin** was 7.6%, improved by 18.5 percentage points year-over-year (for the year ended December 31, 2023: negative 10.9%), marking the first fiscal year of operating profitability on a non-GAAP basis.

- **Net margin** was 1.7%, improved by 27.9 percentage points year-over-year (for the year ended December 31, 2023: negative 26.2%). **Non-GAAP net margin** was 25.2%, improved by 16.3 percentage points year-over-year (for the year ended December 31, 2023: 8.9%).

- **Net profits** were US$5.0 million (for the year ended December 31, 2023: negative US$60.3 million), marking the first fiscal year of net profitability on a GAAP basis. **Non-GAAP net profits** were US$75.3 million, up approximately 268.5% year-over-year (for the year ended December 31, 2023: US$20.4 million).

- **Net cash generated from operating activities** was US$80.4 million, increased by 120.5% year-over-year (for the year ended December 31, 2023: US$36.4 million).

- **Total cash, cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments** were US$1,016.7 million as of December 31, 2024, compared to US$984.3 million as of December 31, 2023.

## OPERATING HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2024

- **IoT PaaS customers**[1] for the year ended December 31, 2024 were approximately 3,700 (for the year ended December 31, 2023: 4,000). Total customers for the year ended December 31, 2024 were approximately 5,800 (for the year ended December 31, 2023: 6,100). The Group's key-account strategy has enabled it to focus on serving strategic customers.

- **Premium IoT PaaS customers**[2] for the trailing 12 months ended December 31, 2024 were 298 (the trailing 12 months ended December 31, 2023: 265). In the year ended December 31, 2024, the Group's premium IoT PaaS customers contributed approximately 86.9% (for the year ended December 31, 2023: 83.4%) of IoT PaaS revenue.

- **Dollar-based net expansion rate ("DBNER")**[3] of IoT PaaS for the trailing 12 months ended December 31, 2024 was 122% (the trailing 12 months ended December 31, 2023: 103%).

- **Registered IoT device and software developers ("registered developers")** were over 1,316,000 as of December 31, 2024, up 32.6% from approximately 993,000 developers as of December 31, 2023.

1. The Group defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Group during that period.

2. The Group defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3. The Group calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Group's DBNER may change from period to period, due to a combination of various factors, including changes in the customers' purchase cycles and amounts and the Group's customer mix, among other things, DBNER indicates the Group's ability to expand customer use of its platform over time and generate revenue growth from existing customers.

# Business Review and Outlook

## OVERVIEW

We are a global leading AI cloud platform service provider with a mission to build an AIoT developer ecosystem and enable everything to be smart. We have pioneered a purpose-built AI cloud platform that delivers a full suite of offerings, including Platform-as-a-Service ("**PaaS**"), Software-as-a-Service ("**SaaS**"), and smart solutions for developers of smart devices, commercial applications, and industries ("**Smart Solution**"). Through our AIoT developer platform, we have activated a vibrant global developer community of brands, original equipment manufacturers ("**OEMs**"), AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness. We are the largest third-party AI cloud platform offering IoT PaaS in the global market of IoT PaaS in terms of the volume of smart devices powered in 2023, according to CIC.

We deliver a variety of offerings. Our IoT PaaS offering enables businesses, including OEMs and brands, and developers to develop, launch, manage and monetize software-enabled smart devices and services. Our SaaS offering for those who use smart devices includes industry SaaS that enables businesses to deploy, connect, and manage large numbers and different types of smart devices in different vertical scenarios for spatial intelligence ("**Industry SaaS**"), cloud-based software value-added services that provide end users with additional smart scenario features such as cloud storage, AI audio and video interaction, etc., and Cube Smart Private Cloud Solution that enables large-scale conglomerates to build their own autonomous and controllable smart business platforms ("**Cube**"). We also offer businesses, developers and end users a diverse range of other cloud-based value-added services to improve their ability to develop and manage IoT experiences. Additionally, we offer Smart Solutions for smart devices in which we provide customers with smart devices that integrated AI and intelligent software capabilities beyond IoT.

Our business model is both unique and innovative. First, we offer technology, products, and services to enterprises, positioning us as a typical enterprise service business. Second, we focus on the smart device sector, and the products we provide are essential components of our customers' own businesses and products. Our goal is to empower customers – helping them build their own smart products and achieve success in their respective downstream end market. As a result, majority of our revenue reflects the cyclical nature of smart devices and follows the dynamics of the hardware supply chain. Lastly, like a brain for smart devices, our platform provides an "one-platform-all-smart" unified user experience, enabling end users to fully benefit from smart scenarios through a connected device ecosystem with an agnostic system – regardless of the underlying cloud service, Infrastructure-as-a-Service ("**IaaS**") provider, communication protocol, chip, or large language models ("**LLM(s)**"), etc. These features collectively contribute to the network effects typical of internet-based business models, and together, they form our core competitive advantages and barriers to entry.

As a result, we believe that as our platform continues to grow, more brands and OEMs want to join our platform to integrate their devices onto the single user interface using the same "brain", through which devices from other brands are connected. These self-reinforcing network effects further increase our brand awareness and generate word-of-mouth referrals, helping us build an extensive, vibrant and increasingly interconnected AIoT ecosystem.

Our offerings enable customers across a broad range of industry verticals, such as smart home, smart business, renewable energy, education, agriculture, outdoors and sport, and entertainment. We have cultivated a large and diversified customer base, primarily including brands, OEMs, industry operators and system integrators. Starting from the end of 2021, we have been strategically optimizing our customer base to focus more on key account enterprises. In 2024, we served approximately 5,800 customers and our AI cloud platform empowered approximately 3,700 brands to develop their smart devices, including leading brands and enterprises such as Calex, Philips, Schneider Electric, Sharp, ABB, SCG, Panasonic, Changhong, TCL, Midea, etc. Our IoT PaaS currently enables businesses and developers across over 200 countries and regions globally to develop smart devices in approximately 3,000 categories. We have established a large and active community of approximately 1,316,000 registered IoT device and software developers as of December 31, 2024.

## BUSINESS REVIEW

### First-time Achievement of Non-GAAP Operating Profitability and GAAP Net Profit

2024 was a pivotal year for Tuya, featuring multiple dimensions of progress in operational profitability, AI strategy execution, and start of shareholder return through dividends. We reached several financial milestones – including our inaugural quarterly and annual non-GAAP operating profitability and our first-ever annual GAAP net profit – while expanding our global footprint. We believe this success is rooted in Tuya's global presence, hardware-and-software integrated business model and developer-focused approach.

Throughout 2024, we observed sustained growth in end-market demand, stable customer relationships and their increased investment in smart product lines. Meanwhile, the rapid iteration and adoption of generative AI ("**GenAI**") and LLMs further drove the consumer electronics industry's transition toward intelligence-driven solutions. In this context, 2024 was also a year of our unwavering commitment to AI research and development. In the second quarter of 2024, we launched Tuya's proprietary AI large model, Spatial LLM, while continuing to advance On-Device AI. Our goal is to leverage GenAI to significantly enhance smart product experience, providing our customers with superior product competitiveness and end-users with more valuable smart features and functionalities. We firmly believe that AI, IoT, and cloud technologies will drive a new era of user experience and substantially increase the penetration of smart devices.

# Business Review and Outlook

## Business Updates

In 2024, our total revenue reached about US$298.6 million, making nearly 30% year-over-year growth. Our overall gross margin remained stable at around 47%, while annual operating expenses declined by approximately 11% year-over-year due to continued cost discipline of the company. For the year, our non-GAAP profit from operations reached US$22.7 million, with a non-GAAP operating margin of 7.6%, validating the effectiveness and scalability of Tuya's unique software-and-hardware integrated business model. Our non-GAAP net profit in 2024 reached US$75.3 million, with a year-over-year growth of around 268.5%. Additionally, we achieved our first-ever net profit of US$5.0 million on GAAP basis, marking a historic milestone in the Company's financial performance. This achievement enhances our flexibility at the statutory shareholders' equity level and enables us to pursue further strategic initiatives for long-term growth. On the cash flow side, we generated around US$80.4 million in positive operating cash flow in 2024. Following the dividend declared in August and paid in October last year, we ended the year with a net cash balance exceeding US$1.0 billion, maintaining a strong liquidity position.

For IoT PaaS business, we witnessed a more diversified and dynamic developer base, contributing to solid year-over-year growth across all categories. Our product category structure has become increasingly balanced and diversified, aligning with the trend of customers expanding their product lines. In a highly fragmented and dispersed global consumer electronics market, the widespread adoption of technology continues to drive innovations across diverse product categories. The increasing variety of smart devices is fostering a more comprehensive approach to spatial intelligence, enhancing user convenience and comfort, ultimately progressing toward the vision of an interconnected and interactable intelligent ecosystem.

Our Smart Solution business continued to gain traction, achieving approximately 58% year-over-year growth in 2024. For instance, in response to the French government's energy subsidy initiative, we supported our French customers in becoming among the first to meet the national energy efficiency subsidy standards, helping households lower energy consumption. At this stage of smart technology development, whether in consumer electronics or industry-specific applications, a rich ecosystem of smart devices is essential for top-tier customers. In this regard, Tuya possesses a significant advantage over the market with its expansive developer ecosystem, and Smart Solution further enhances our ability to support customers, strengthen engagement, and boost their market competitiveness.

We remain committed to building a robust developer ecosystem. As of the end of 2024, the number of registered developers on our platform reached around 1.32 million, with over 1.07 million SKUs of smart devices developed on Tuya's platform, spanning more than 3,000 product categories. We continue to foster an extensive ecosystem by, for example, integrating with Google Home APIs to create a seamless smart home experience and collaborating with Chery to establish a new "vehicle-home interconnectivity" ecosystem. At the same time, we are dedicated to expanding Tuya's global influence, positioning ourselves as a reliable partner for customers and developers worldwide. Our home energy management system ("**HEMS**") solution was recognized in the United Nations Global Compact report, "20 Best Corporate Sustainability Practices in 20 Years," highlighting Tuya's commitment to sustainability. Additionally, we achieved an MSCI ESG rating of "A" and a Wind ESG rating of "A", and we were included in the S&P Sustainability Yearbook China Edition.

# Business Review and Outlook

## Development of device and edge AI

In 2024, as a technology-driven platform company, we continued to advance the capabilities in device and edge AI, building upon our early adoption of GenAI in 2023. We launched our AI Agent development platform in the fourth quarter of 2024. This platform enables seamless integration with leading LLMs, including ChatGPT, Qwen, DeepSeek, Doubao, Mistral, Gemini, Amazon Nova, Claude, among others.

Our LLM-agnostic architecture represents a core differentiator. It allows developers to bypass the complexity of native LLM development by providing a middleware layer that connects foundational models to smart application scenarios. Developers are empowered to flexibly select the most appropriate LLM based on specific business requirements, and to rapidly build personalized AI-powered devices and applications using Tuya's AI templates or custom frameworks. This approach mirrors Tuya's all-agnostic infrastructure philosophy – enabling compatibility across diverse cloud services, IaaS, device categories, edge capabilities and hardware architectures – ultimately reducing integration costs and time-to-market for customers. The agnostic strategy significantly enhances flexibility and applicability for developers, reinforcing Tuya's position as a horizontal enabler of diverse smart device and smart applications, rather than a vertical, single-category solution provider.

Moving forward, we will prioritize AI device and spatial intelligence applications, focusing on areas such as audio-video interaction, efficiency optimization, and decision-making automation. Audio-video AI enhances user-device interaction by enabling advanced content input and output mechanisms, while efficiency and decision-making AI help end-users optimize their smart devices and usage strategies to meet personalized and differentiated needs. We will also continue exploring the application of Tuya's Spatial LLM in energy management and other spatial intelligence scenarios.

Looking ahead, we expect device and edge AI to enter a new phase of growth, and plan to embed AI capabilities across all categories on the Tuya AI cloud platform, with the goal of making AI capabilities a default feature in all Powered-by-Tuya ("**PBT**") devices. Through collaboration with global developers, we aim to accelerate innovation in on-device AI, continuously shaping a vibrant global AIoT ecosystem.

# Business Review and Outlook

## OUTLOOK

In 2024, with the stabilizing macroeconomic environment and normalizing downstream inventory levels, the industry was on a positive trajectory. However, the U.S. tariff policy implemented on and after April 2, 2025 triggered global economic volatility, severely disrupted the international trade environment, and introduced significant uncertainty to the consumer electronic industry's supply chain and end-market consumer spending power. Nonetheless, we remain positive on the long-term value that intelligent technologies can bring to all stakeholders. Therefore, with the effective implementation of the Company's customer and product strategies, along with the utilization and innovation of emerging technologies like AI, the Company is confident in its long-term business prospects.

In response to this evolving market environment, the Group will remain committed to continuously iterating and improving its products and services and further enhancing software and hardware capabilities, particularly by leveraging the AI capabilities, expanding key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Group understands that future trajectories may encounter challenges, including shifting consumer spending patterns, regional economic disparities, inventory management, foreign exchange rate and interest rates volatility, the imposition of new tariffs, or adjustments in existing tariffs or trade barriers, and broader geopolitical uncertainties.

# Management Discussion and Analysis

## AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2024

### Revenue

Total revenue increased by 29.8% to US$298.6 million in 2024 from US$230.0 million in 2023, mainly due to the increase in IoT PaaS revenue and smart solution revenue.

- IoT PaaS revenue increased by 29.4% to US$217.1 million in the year ended December 31, 2024 from US$167.7 million in the same period of 2023, primarily due to increasing demand fueled by global economic recovery compared with 2023 and the Company's strategic focus on customer needs and product enhancements. As a result of these factors, the Group's DBNER of IoT PaaS for the trailing 12 months ended December 31, 2024 increased to 122% from 103% for the trailing 12 months ended December 31, 2023.

- SaaS and others revenue increased by 10.6% to US$39.6 million in the year ended December 31, 2024 from US$35.8 million in the same period of 2023, primarily due to an increase in revenue from cloud software products. During the Reporting Period, the Group remained committed to offering value-added services and a diverse range of software products with compelling value propositions to its customers.

- Smart solution revenue increased by 58.3% to US$42.0 million in the year ended December 31, 2024 from US$26.5 million in the same period of 2023, primarily attributable to the increasing customer demand for smart devices with integrated intelligent software capabilities the Company developed beyond IoT.

### Cost of revenue

Cost of revenue increased by 27.4% to US$157.2 million in the year ended December 31, 2024 from US$123.3 million in the same period of 2023, in line with the increase in total revenue.

### Gross profit and gross margin

Total gross profit increased by 32.6% to US$141.4 million in the year ended December 31, 2024 from US$106.7 million in the same period of 2023. Gross margin increased to 47.4% in the year ended December 31, 2024 from 46.4% in the same period of 2023.

- IoT PaaS gross margin was 47.1% in the year ended December 31, 2024, compared to 43.7% in the same period of 2023.

- SaaS and others gross margin was 71.9% in the year ended December 31, 2024, compared to 74.2% in the same period of 2023.

- Smart solution gross margin was 25.5% in the year ended December 31, 2024, compared to 25.5% in the same period of 2023.

Gross margin of each revenue stream increased or fluctuated primarily due to changes in products and solutions mix. As a developer platform with rich ecosystem of smart devices and applications, the Company is committed to focusing on software products with compelling value propositions while maintaining cost efficiency.

# Management Discussion and Analysis

## Operating expenses

Operating expenses decreased by 11.0% to US$189.1 million in the year ended December 31, 2024 from US$212.5 million in the same period of 2023. Non-GAAP operating expenses decreased by 9.9% to US$118.7 million in the year ended December 31, 2024 from US$131.7 million in the same period of 2023.

- Research and development expenses were US$95.0 million in the year ended December 31, 2024, down 7.1% from US$102.3 million in the same period of 2023, primarily because of (i) the Group's strategic streamlining of its research and development team and operations, (ii) lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized, and (iii) partially offset by an one-time increase in share-based compensation expenses resulting from the repricing of stock options. During the year, the average salaried employee headcount of the Group's research and development team was down approximately 11.6% year over year. Non-GAAP adjusted research and development expenses in the year ended December 31, 2024 were US$80.7 million, compared to US$87.5 million in the same period of 2023.

- Sales and marketing expenses were US$37.1 million in the year ended December 31, 2024, down 8.3% from US$40.4 million in the same period of 2023, primarily because of (i) the Group's strategic streamlining of its sales and marketing team, (ii) lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been largely amortized, (iii) the Group's efforts to control expenditures and improve sales and marketing efficiency, and (iv) partially offset by a one-time increase in share-based compensation expenses resulting from the repricing of stock options. Non-GAAP adjusted sales and marketing expenses in the year ended December 31, 2024 were US$32.0 million, compared to US$35.0 million in the same period of 2023.

- General and administrative expenses were US$68.3 million in the year ended December 31, 2024, down 15.4% from US$80.7 million in the same period of 2023, primarily because of (i) the decline in credit-related impairment of long-term investments, (ii) the Group's strategic streamlining of its general and administrative team, and (iii) partially offset by a one-time increase in share-based compensation expenses resulting from the repricing of stock options. Non-GAAP adjusted general and administrative expenses in the year ended December 31, 2024 were US$17.4 million, compared to US$20.1 million in the same period of 2023.

- Other operating incomes, net were US$11.3 million in the year ended December 31, 2024, primarily due to receipts of software value-added tax refund and various general subsidies for enterprises.

## Loss/profit from operations and operating margin

Loss from operations was US$47.6 million in the year ended December 31, 2024, narrowed by 55.0% compared to US$105.8 million in the same period of 2023. Non-GAAP profit from operations were US$22.7 million in the year ended December 31, 2024, marking the first fiscal year of operating profitability on a non-GAAP basis, compared to a non-GAAP loss of US$25.1 million in the same period of 2023.

Operating margin was negative 15.9% in the year ended December 31, 2024, improved by 30.1 percentage points from negative 46.0% in the same period of 2023. Non-GAAP operating margin was 7.6% in the year ended December 31, 2024, improved by 18.5 percentage points from negative 10.9% in the same period of 2023.

# Management Discussion and Analysis

## Net loss/profit and net margin

The Group had a net profit of US$5.0 million in the year ended December 31, 2024, compared to a net loss of US$60.3 million in the year ended December 31, 2023, marking the first fiscal year of net profitability on a GAAP basis.

The difference between loss from operation and net profit in the year ended December 31, 2024 was primarily because of a US$50.7 million interest income achieved mainly due to well implemented treasury strategies on the Group's cash, time deposits and treasury securities recorded as short-term and long-term investments.

The Group had a non-GAAP net profit of US$75.3 million in the year ended December 31, 2024, increased by 268.5% compared to US$20.4 million in the same period of 2023, demonstrating the Group's ability to sustain strong profitability on a non-GAAP basis.

Net margin was 1.7% in the year ended December 31, 2024, improved by 27.9 percentage points from negative 26.2% in the same period of 2023, and non-GAAP net margin was 25.2% in the year ended December 31, 2024, improved by 16.3 percentage points from 8.9% in the same period of 2023.

## Basic and diluted net loss/profit per ADS

Basic and diluted net profit per ADS were US$0.01 in the year ended December 31, 2024, compared to basic and diluted net loss of US$0.11 in the same period of 2023. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net profit per ADS in the year ended December 31, 2024 were US$0.13, compared to basic and diluted net profit per ADS of US$0.04 and US$0.03 in the same period of 2023, respectively.

## Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,016.7 million as of December 31, 2024, compared to US$984.3 million as of December 31, 2023, which the Group believes is sufficient to meet its current liquidity and working capital needs.

## Net cash generated from operating activities

Net cash generated from operating activities was US$80.4 million in the year ended December 31, 2024, up 120.5% compared to US$36.4 million in the same period of 2023. The net cash generated from operating activities in the year ended December 31, 2024 improved mainly due to the increase in the Group's revenue, the decrease in operating expenses and working capital changes in the ordinary course of business.

## Dual primary listing in Hong Kong

On July 4, 2022, Eastern Time (July 5, 2022, Hong Kong Time), Tuya successfully listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange under the stock code "2391" and the stock short name of "TUYA-W". The Company issued 7,300,000 Class A ordinary shares in the Listing (no Class A ordinary shares issued during the stabilization period in connection with the global offering), and a total of 578,546,560 ordinary shares were in issue immediately upon the Listing and after the end of stabilization period.

For the year ended December 31, 2024, the Company has not made any issue of equity securities for cash.

# Management Discussion and Analysis

## LIQUIDITY AND CAPITAL RESOURCES

The Group has been incurring losses from operations since inception, with a loss from operation of US$47.6 million and US$105.8 million for the year ended December 31, 2024 and 2023, respectively, demonstrating a considerable reduction in operational losses. The Group achieved its first-ever net profit of US$5.0 million for the year ended December 31, 2024, reversing a net loss of US$60.3 million for the year ended December 31, 2023. Accumulated deficit amounted to US$569.9 million as of December 31, 2024. Net cash generated from operating activities was US$80.4 million and US$36.4 million for the year ended December 31, 2024 and 2023, respectively.

The Group's liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors to fund its general operations, research and development activities and capital expenditures. The Group's ability to continue as a going concern is dependent on management's ability to execute its business plan successfully, which includes increasing market acceptance of its products to boost sales volume to achieve economies of scale or strengthen its technology capabilities to provide advanced products with higher value proposition while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. In March and April 2021, with the completion of its initial public offering on the New York Stock Exchange and the exercise of the over-allotment option by underwriters, the Company received net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of US$904.7 million. On July 5, 2022, the Class A Ordinary Shares of the Company were listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") (the "**Listing**"). In connection with the Listing, 7,300,000 new Class A Ordinary Shares were issued and allotted at the offer price of HK$19.3 per Class A Ordinary Share. Net proceeds from the global offering, after deducting the underwriting fees and commissions, were approximately HK$70.0 million (the "**Global Offering Net Proceeds**"), and no over-allotment option was exercised.

As of December 31, 2024, the balance of cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments was US$1,016.7 million (as of December 31, 2023: US$984.3 million).

## INTEREST-BEARING BANK AND OTHER BORROWINGS

As of December 31, 2024, the Group did not have any interest-bearing bank and other borrowings.

## PLEDGE OF ASSETS

As of December 31, 2024, the Group did not have any pledge of assets.

## GEARING RATIO

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of December 31, 2024, the gearing ratio of the Group was nil as the Group had no borrowings (as of December 31, 2023: nil).

# Management Discussion and Analysis

## MATERIAL INVESTMENTS

For the year ended December 31, 2024, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group's total assets as of December 31, 2024) except for (i) time deposits of US$206.6 million presented as short-term investment and long-term investments according to the applicable accounting standards and (ii) the acquisitions of treasury securities by the Group as referred to below. As of December 31, 2024, the Group did not have other plans for material investments and capital assets.

## ACQUISITION(S) OF TREASURY SECURITIES

Reference is made to the announcements (the "**Announcements**") and circular (the "**Circular**") of the Company dated May 14, 2024 and May 21, 2024, respectively. The Group acquired treasury securities for the six months ended June 30, 2024 and proposed to conduct potential acquisition(s) of treasury securities subject to the maximum acquisition amount of US$400,000,000 in the open market through reputable licensed banks or securities brokerage firms during the relevant mandate period (as specified in the Circular), which has been approved by the shareholders of the Company at its annual general meeting held on June 20, 2024. For details, please refer to the Announcements and Circular. The fair value of investment in treasury securities as at December 31, 2024 was US$156.8 million, representing 14.2% of the Group's total assets. For the year ended December 31, 2024, the Group recorded realized gains of US$3.3 million and unrealized gains of US$3.0 million on treasury securities, reflected under financial income, net, in the consolidated statements of comprehensive (loss)/income. The investment was a part of the Group's treasury management strategy in order to maximize cash utilization for preserving and achieving stable returns. Save as aforementioned, the Group did not acquire any other treasury securities as at the date of this annual report.

## CAPITAL EXPENDITURE COMMITMENTS

As of December 31, 2024, the Group's capital expenditure commitments amounted to US$2.6 million, primarily related to the office buildings development. The Group plans to rely on a combination of operating cash flows, and capital financing from equity interest investors to meet the capital commitments.

## TREASURY POLICY

Our management performs the treasury functions and continues to monitor our cash requirements from time to time. If our cash requirements exceed the liquidity we hold at the time, our Company may seek credit facilities and external borrowings or issue securities as it considers necessary and appropriate.

## CONTINGENT LIABILITIES

As of December 31, 2024, the Group did not have any material contingent liabilities.

## MATERIAL ACQUISITIONS AND DISPOSALS

The Group did not conduct any material acquisitions and disposals during the year ended December 31, 2024.

# Management Discussion and Analysis

## RISK MANAGEMENT

### Foreign exchange risk

The revenue of the Group is predominantly denominated in Renminbi ("**RMB**") and a substantial portion of the Group's expenses is also denominated in RMB. The Group uses United States dollar as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Cayman Islands and Hong Kong is the United States dollar, while the functional currency of the Group's other subsidiaries and consolidated affiliated entities is their respective local currency as determined based on the criteria of ASC 830, Foreign Currency Matters. The financial statements of its subsidiaries and consolidated affiliated entities using functional currencies other than U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB depreciates or appreciates against the U.S. dollar, the Group's revenue presented in U.S. dollar will be negatively or positively affected. The Group does not believe that it currently has any significant direct foreign exchange risk arising from its operating activities. As of December 31, 2024, the Group did not hold any financial instruments for hedging purposes.

### Interest rate risk

The Group's exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Group has not used any derivative financial instruments to manage its interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. The Group has not been exposed, nor does the Group anticipate being exposed, to material risks due to changes in interest rates. However, the Group's future interest income may be lower than expected due to changes in market interest rates.

## EMPLOYEES AND REMUNERATION POLICIES

The following table sets forth the breakdown of the Group's salaried employees by function as of December 31, 2024:

| Function | Number of Employees |
|---|---:|
| Research and development | 1,040 |
| Sales and marketing | 284 |
| General and administrative, and others | 111 |
| **Total** | **1,435** |

The Group primarily recruits the employees by its recruitment specialists at human resources department through referrals and online channels, including the Company's corporate website and social networking platforms. The Group has adopted a series of training policies and tailor-made lessons, pursuant to which technology, corporate culture, leadership, and other trainings are regularly provided to the Group's employees by internal speakers and third-party consultants. The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group participates in a supplemental employee commercial healthcare insurance program, aiming to promote healthy work and healthy life of employees. Please also see the paragraph headed "Board Committees – Compensation Committee" in the Corporate Governance Report of this report for the basis of determining the emolument payable to the Directors.

During the year ended December 31, 2024, under the defined contribution plan in the PRC, there were no contributions forfeited by the Group on behalf of its employees who leave the plan prior to vesting fully in such contribution, nor had there been any utilization of such forfeited contributions to reduce future contributions. No forfeited contributions were available for utilization by the Group to reduce the existing level of contributions.

# Directors' Report

The Board is pleased to present this Directors' report together with the consolidated financial statements of the Group for the year ended December 31, 2024.

## DIRECTORS

The Directors who held office during the Reporting Period and up to the date of this report are:

### Executive Directors

Mr. WANG Xueji (王學集) *(Co-chairman of the Board, chief executive officer of the Company and member of Compensation Committee)*
Mr. CHEN Liaohan (陳燎罕) *(Co-chairman of the Board and member of Nomination Committee)*
Mr. YANG Yi (楊懿)
Ms. ZHANG Yan (張燕) *(Appointed with effect from November 18, 2024)*
Ms. LIU Yao (劉堯) *(Resigned with effect from September 16, 2024)*

### Independent non-executive Directors

Mr. HUANG Sidney Xuande (黃宣德) *(Chairman of Audit Committee)*
Mr. QIU Changheng (邱昌恒) *(Chairman of Compensation Committee, Nomination Committee and Corporate Governance Committee)*
Mr. KUOK Meng Xiong (郭孟雄) *(alias GUO Mengxiong) (Member of Audit Committee and Nomination Committee)*
Mr. YIP Pak Tung Jason (葉栢東) *(Member of Audit Committee, Compensation Committee and Corporate Governance Committee)*

Ms. LIU Yao resigned from the position of executive Director with effect from September 16, 2024 as disclosed in the announcement made by the Company dated August 26, 2024. Ms. Zhang was appointed as executive Director with effect from November 18, 2024 as disclosed in the announcement made by the Company dated November 18, 2024.

Biographical details of the Directors are set out in the section headed "Directors and Senior Management" of this annual report.

## GENERAL INFORMATION

The Company was incorporated under the laws of the Cayman Islands on August 28, 2014 as an exempted company with limited liability. The Company's ADSs, each of which represents one Class A Ordinary Share, were listed on NYSE under the symbol of "TUYA" on March 18, 2021. The Company's Class A Ordinary Shares were listed on the Main Board of the Hong Kong Stock Exchange under the stock code "2391" and stock short name "TUYA-W".

# Directors' Report

## PRINCIPAL ACTIVITIES

The Group is a global leading AI cloud platform service provider with a mission to build an AIoT (refers to "**Artificial Intelligence of Things**") developer ecosystem and enable everything to be smart. The Company has pioneered a purpose-built AI cloud platform with cloud and generative AI capabilities that delivers a full suite of offerings, including PaaS and SaaS, and smart solutions to developers of smart device, commercial applications, and industries. Through its AIoT developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility and openness. Analysis of the principal activities of the Group during the year ended December 31, 2024 is set out in Note 1 to the consolidated financial statements in this annual report.

Substantially all of the Group's operating assets are located in the PRC and substantially all of the Group's revenue and operating profits are derived from the PRC during the Reporting Period. Accordingly, no segment analysis based on geographical locations is provided.

## BUSINESS REVIEW

The discussions in the section headed "Business Review and Outlook" of this annual report regarding, among others, a fair review of the Company's business and an indication of likely future development of the Company's business as required by Schedule 5 to the Companies Ordinance, form part of this Directors' report.

## KEY RELATIONSHIP WITH STAKEHOLDERS

The Group recognizes that various stakeholders including employees, customers, suppliers and others are key to the Group's success. The Group strives to achieve corporate sustainability through engaging, collaborating, and cultivating strong relationships with them. An account of the Company's key relationships with its employees, customers and suppliers and others that have a significant impact on the Company is set out in the environmental, social and governance report of the Company (the "**ESG Report**").

## ENVIRONMENTAL POLICIES AND PERFORMANCE

The Group is committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment and giving back to community and achieving sustainable growth. Details of such have been set out in the ESG Report.

## COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

The Group has complied with the relevant laws and regulations that have a significant impact on the operations of the Group during the Reporting Period.

## CONNECTED TRANSACTIONS

During the year ended December 31, 2024, save as disclosed in this annual report, no related party transaction disclosed in Note 20 to the consolidated financial statements or any other transaction falls under the definition of "connected transaction" or "continuing connected transaction" in Chapter 14A of the Listing Rules for which disclosure is required. During the Reporting Period, the Company has complied with Chapter 14A of the Listing Rules as required.

### Partially-Exempt Continuing Connected Transactions under Cloud Services and Technical Services Framework Agreement

On June 14, 2022, we have entered into a cloud services and technical services framework agreement with Tencent Cloud (the "**Cloud Services and Technical Services Framework Agreement**"), pursuant to which Tencent Cloud will provide us with cloud services and other cloud-related technical services including but not limited to computing and network, cloud servers, cloud database, cloud security, monitoring and management, domain name resolution services, video services, big data and AI and other products and services. The initial terms of the Cloud Services and Technical Services Agreement commenced from June 1, 2022 and expired on December 31, 2024.

On December 19, 2024, we have entered into a renewed cloud services and technical services framework agreement with Tencent Cloud (the "**Renewed Cloud Services and Technical Services Framework Agreement**"), with the same terms as the Cloud Services and Technical Services Framework Agreement. The initial term of the Renewed Cloud Services and Technical Services Framework Agreement commenced from January 1, 2025 and will expire on December 31, 2027.

Tencent Cloud is a wholly-owned subsidiary of Tencent, and was a substantial shareholder of the Company. Immediately after the Global Offering and as at the date of entering into the Renewed Cloud Services and Technical Services Framework Agreement, Tencent (through the Class A Ordinary Shares held by Tencent Mobility Limited and the Class A Ordinary Shares represented by ADSs owned by Image Frame Investment (HK) Limited) held more than 10% of the voting rights of the Company, and as the Latest Practicable Date, Tencent held less than 10% of the voting rights, on the basis that each Share entitle the Shareholder to one vote per Share with respect to shareholder resolutions relating to Reserved Matters. Therefore, Tencent was a connected person of the Company as the date of entering into the Renewed Cloud Services and Technical Services Framework Agreement and is an independent third party as at the Latest Practicable Date. Since the highest of the applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of such transactions under the Renewed Cloud Services and Technical Services Framework Agreement exceeded 0.1% but was lower than 5%, pursuant to Rule 14A.76(2) of the Listing Rules, the transactions contemplated under the Renewed Cloud Services and Technical Services Framework Agreement were exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules, but were subject to reporting, annual review and announcement requirements.

# Directors' Report

Further details of the Cloud Services and Technical Services Framework Agreement and the transactions contemplated thereunder are set out in the section headed "Connected Transactions" in the Prospectus, and further details of the Renewed Cloud Services and Technical Services Framework Agreement and the transactions contemplated thereunder are set out in the announcement of the Company dated December 19, 2024.

During the year ended December 31, 2024, the amount of service fees charged under the Cloud Services and Technical Services Framework Agreement was approximately RMB9.2 million (RMB8.7 million excluding tax).

During the year ended December 31, 2024, the Company has followed the pricing policies and guidelines for the Cloud Services and Technical Services Framework Agreement disclosed in the Prospectus when determining the price and terms of such renewed transactions conducted. The Directors are of the view that the Company's internal control procedures are adequate and effective to ensure that transactions are so conducted.

## Non-Exempted Continuing Connected Transactions under Contractual Arrangements

### *Background for the Contractual Arrangements*

During the Reporting Period, we conducted our value-added telecommunication services through our Consolidated Affiliated Entities in the PRC, as value-added telecommunication services are subject to foreign investment restriction in accordance with the Negative List is the Special Administrative Measures for Foreign Investment Access (Negative List 2024)《(外商投資准入特別管理措施(負面清單)(2024年版)》) (the "**Negative List (2024)**"), which were amended on June 28, 2018, June 30, 2019, June 23, 2020, December 27, 2021 and September 6, 2024, and other applicable PRC laws, and it is not viable for the Group to hold Hangzhou Tuya Technology directly through equity ownership.

Therefore, in order for the Group to effectively control and enjoy the entire economic benefits of Hangzhou Tuya Technology, a series of Contractual Arrangements have been entered into among Tuya Information, Hangzhou Tuya Technology, and the Registered Shareholders on December 23, 2014, first amended and restated on August 23, 2019 (as applicable), and further amended and restated on January 19, 2022. The Contractual Arrangements enable the Group to (i) receive substantially all of the economic benefits from Hangzhou Tuya Technology in consideration for the services provided by Tuya Information to Hangzhou Tuya Technology; (ii) exercise effective control over Hangzhou Tuya Technology; and (iii) hold an exclusive option to purchase the equity interests and assets in Hangzhou Tuya Technology to the extent permitted by PRC law.

Other than the Contractual Arrangements described in this annual report, there was no other new contractual arrangement entered into, renewed or reproduced during the year ended December 31, 2024. Save as disclosed herein or in the Prospectus, there was no material change in the Contractual Arrangements and/or the circumstances under which they were adopted for the year ended December 31, 2024. As of December 31, 2024, none of the Contractual Arrangements has been terminated as none of the restrictions that led to the adoption of the Contractual Arrangements has been removed.

## PRC laws and regulations

According to the Negative List (2024), the foreign equity interests ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multi-party communication, storage and forwarding and call center) must not exceed 50%.

According to Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business《工業和信息化部關於開放在線數據處理與交易處理業務(經營類電子商務)外資股比限制的通告》, the shareholding percentage of a foreign investor in enterprises engaged in online data processing and transaction processing businesses (operational e-commerce) is not subject to any restriction, other conditions or requirements for approval and the approval procedures shall follow the requirements under the FITE Regulations (as defined below). The principal business of Hangzhou Tuya Technology involves provision of online platform for connecting OEMs and brands, which is an electronic data interchange business (the "**EDI Business**"), and constitutes commercial value-added telecommunication business under the applicable PRC laws and thus a value-added telecommunication business operation license for online data processing and transaction processing services (增值電信業務經營許可證)(在線數據處理與交易處理業務) (the "**EDI License**") is required. Hangzhou Tuya Technology currently holds the EDI License issued by Zhejiang Communications Administration (浙江省通信管理局). Hangzhou Tuya Technology currently also holds value-added telecommunication business operation license for provision of information services (other than internet information services) (增值電信業務經營許可證) (信息服務業務,不含互聯網信息服務) (the "**SP License**"). The Group was planning to engage in the business of publishing and delivering information through mobile platform, which requires a SP License, and therefore applied for such license. Eventually, the Group did not pursue with such business plan after obtaining the SP License in January 2019. As at the date of this report, Hangzhou Tuya Technology has not engaged in or is conducting any business which requires the SP License.

Article 6 of the Interpretation Note of the Negative List (2024) (the "**Article 6**"), which is consistent with Article 6 of the Interpretation Note of the Negative List 2021, provides that, where a domestic enterprise engaged in the business in the prohibited areas of the Negative List (2024) seeks to issue and list its shares overseas, it shall complete the examination process and obtain approval of the relevant competent authorities of the State, the foreign investor shall not participate in the operation and management of the enterprise, and its shareholding percentage shall be subject to the relevant provisions on the administration of domestic securities investment by foreign investors. On January 18, 2022, the National Development and Reform Commission of the PRC held a press conference to further clarify the position of Article 6 above, during which the spokesman made it clear that Article 6 shall only be applying to the situations where domestic enterprises were seeking a direct overseas issuance and listing (i.e. H-shares listing). The Article 6 is not applicable to the Group and the Group is not required to complete any examination procedures and/or obtain approval from the relevant competent authorities of the State under the Article 6 for the reasons as follows: (i) the Group's businesses under the Contractual Arrangements are subject to foreign investment restriction rather than prohibition in accordance with the Negative List (2024); and (ii) according to the Administrative Provisions and the Filing Measures, the Global Offering constitute an indirect overseas issuance and listing rather than a direct overseas issuance and listing.

# Directors' Report

*Requirements under the FITE Regulations*

On December 11, 2001, the State Council promulgated the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises 《外商投資電信企業管理規定》 (the "**FITE Regulations**"), which were amended on September 10, 2008, February 6, 2016 and March 29, 2022. The FITE Regulations were newly amended and currently lack clear, specific and updated guidance thereunder for foreign-invested enterprises to apply for the value-added telecommunication business operation license, such as whether they should satisfy any regulatory requirements (the "**Regulatory Requirements**") of the competent authorities in practice.

According to verbal consultations with the officers of Zhejiang Communications Administration, the relevant competent government authority, on December 10, 2021 and December 17, 2021, respectively, who confirmed that, in the case of the Company, regulatory authority would not approve or permit its foreign-invested entities (including wholly owned foreign investment entities and sino-foreign jointly-owned entities) to engage in the EDI Business even if it generally meets the eligibility standards under the related PRC laws and regulations. Thus the Company is of the view that the Contractual Arrangements are narrowly tailored and the Group is therefore required to carry out its value-added telecommunication services through the Contractual Arrangements.

The Group will remain abreast of any regulatory developments, including but not limited to making periodic inquiries to relevant PRC authorities to understand any new regulatory development, and continuously assess whether we meet the Regulatory Requirements (if any), with a view to unwinding the Contractual Arrangements wholly or partially as and when practicable and permissible under the prevailing PRC Laws.

Further details of relevant PRC laws and regulations are set out in the section headed "Contractual Arrangements – PRC Laws and Regulations Relating to Foreign Ownership Restrictions" in the Prospectus.

## Risks relating to the Contractual Arrangements and actions taken to mitigate the risks

We believe that the following risks are associated with the Contractual Arrangements. Further details of these risk factors are set out in the section headed "Risk Factors – Risks Related to Our Corporate Structure and the Contractual Arrangements" in the Prospectus.

- If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the Consolidated Affiliated Entity.

- We rely on Contractual Arrangements with our Consolidated Affiliated Entity and the Registered Shareholders to use, or otherwise benefit from, certain licenses and approvals we may need in the future, which may not be as effective as direct ownership in providing operational control and could adversely affect our business, operating results and financial condition.

- Any failure by our Consolidated Affiliated Entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business.

- The Registered Shareholders may have potential conflicts of interest with us, which may materially and adversely affect part of our business.

- Contractual arrangements we have entered into with our Consolidated Affiliated Entity may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

- We may lose the ability to use and benefit from assets held by our Consolidated Affiliated Entity that are material or supplementary to the operation of our business if our Consolidated Affiliated Entity goes bankrupt or becomes subject to dissolution or liquidation proceeding.

- Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.

The structuring and implementation of the Contractual Arrangements, including the detailed terms of the Contractual Arrangements, as discussed below, is designed to mitigate these risks. Our Group has adopted the following measures to ensure the effective operation of our Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:

(i) major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to our Board, if necessary, for review and discussion on an occurrence basis;

(ii) our Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

(iii) our Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports;

(iv) our Company will engage external legal advisors or other professional advisors, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, review the legal compliance of the WFOE and our Consolidated Affiliated Entity to deal with specific issues or matters arising from the Contractual Arrangements;

(v) since the Contractual Arrangements constitute continuing connected transactions of our Group following the completion of the Global Offering, our Company has applied to the Hong Kong Stock Exchange, and the Hong Kong Stock Exchange has agreed to grant a waiver, details of which are set out in the section headed "Connected Transactions" in the Prospectus. Our Company will comply with the conditions prescribed by the Hong Kong Stock Exchange under the waiver given; and

(vi) our Group will adjust or unwind (as the case may be) the Contractual Arrangements as soon as practicable to hold the maximum percentage of ownership interests permissible under relevant PRC laws and regulations if the relevant government authority grants the relevant value-added telecommunication business operation license to Sino-foreign equity joint ventures or wholly-owned foreign investment entities in practice under relevant PRC laws and regulations.

# Directors' Report

***Summary of the material terms of the Contractual Arrangements***

*Exclusive Business Cooperation Agreement*

Under the amended and restated exclusive business cooperation agreement between our Consolidated Affiliated Entity and the WFOE (the "**Exclusive Business Cooperation Agreement**"), in exchange for a service fee, payable on regular basis, our Consolidated Affiliated Entity agreed to engage the WFOE as its exclusive provider of technical support, consulting services and other services on exclusive basis in relation to the business conducted by our Consolidated Affiliated Entity currently and any time, including but not limited to: (i) licensing our Consolidated Affiliated Entity to use any software legally owned by the WFOE; (ii) development, maintenance and update of software involved in our Consolidated Affiliated Entity's business; (iii) design, installation, daily management, maintenance and updating of network system, hardware and database design; (iv) technical support and training for employees of our Consolidated Affiliated Entity; (v) assisting our Consolidated Affiliated Entity in consultancy, collection and research of technology and market information (excluding market research business that wholly foreign-owned enterprises are prohibited from conducting under PRC law); (vi) providing business management consultation for our Consolidated Affiliated Entity; (vii) providing marketing and promotion services for our Consolidated Affiliated Entity; (viii) providing customer order management and customer services for our Consolidated Affiliated Entity; (ix) leasing of equipment or properties; and (x) other services requested by our Consolidated Affiliated Entity from time to time to the extent permitted under PRC law.

Under the Exclusive Business Cooperation Agreement, the service fee shall consist of management fee and fee for services provided, which shall be determined by the WFOE after considering the complexity and difficulty of the services, the title of and time consumed by employees providing the services, the contents and value of the services, the market price of the same type of services, and the operation conditions of our Consolidated Affiliated Entity. The aggregate amount of the service fee equals to the balances of the total income deducting cost and taxes (excluding enterprise income tax) as well as other fees reserved or withdrawn according to the requirements of laws and regulations. If the WFOE transfers technology to our Consolidated Affiliated Entity or develops software or other technology as entrusted by our Consolidated Affiliated Entity or leases equipment or properties to our Consolidated Affiliated Entity, the technology transfer price, development fees or rent shall be determined by the parties based on the actual situations. The WFOE shall calculate the service fee by phases (which shall be determined by the WFOE) and issue corresponding bills and notices to our Consolidated Affiliated Entity. Our Consolidated Affiliated Entity must make the payment to the WFOE within ten business days of receiving such notices.

In addition, absent the prior written consent of the WFOE, during the term of the Exclusive Business Cooperation Agreement, our Consolidated Affiliated Entity shall not directly or indirectly accept the same or any similar services provided by any third party and shall not establish similar corporation relationship with any third party regarding the matters contemplated under the Exclusive Business Cooperation Agreement.

The Exclusive Business Cooperation Agreement also provided that the WFOE has the exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of the Exclusive Business Cooperation Agreement.

The Exclusive Business Cooperation Agreement shall remain effective unless terminated in accordance with the Exclusive Business Cooperation Agreement or terminated in writing by the WFOE.

*Exclusive Option Agreements*

Under the amended and restated exclusive option agreements among our Consolidated Affiliated Entity, the WFOE and the Registered Shareholders (the "**Exclusive Option Agreements**"), the Registered Shareholders irrevocably granted the WFOE a binding and exclusive right to purchase, or designate one or more persons (each, a "**Designee**") to purchase the equity interests in our Consolidated Affiliated Entity then held by the Registered Shareholders at once or at multiple times at any time in part or in whole at the WFOE's sole and absolute discretion to the extent permitted by PRC laws and at the price of RMB1.00 or the lowest price permitted under applicable PRC laws at the time (if higher).

Under the Exclusive Option Agreements, our Consolidated Affiliated Entity granted to the WFOE an irrevocable and exclusive option to have the WFOE or its Designee to purchase from our Consolidated Affiliated Entity, at the WFOE's sole discretion, at any time and in accordance with the procedures decided by the WFOE in its sole discretion, any or all of the assets of our Consolidated Affiliated Entity, to the extent permitted under PRC law, and at the lowest purchase price permitted by PRC law. All the consideration received by the Registered Shareholders and our Consolidated Affiliated Entity for acquisition of equity interests or assets of the Consolidated Affiliated Entity shall be fully returned to the WFOE or the Designee upon the request of the WFOE.

Each of the Registered Shareholders and our Consolidated Affiliated Entity has covenanted, among other things, that without the prior written consent of the WFOE, our Consolidated Affiliated Entity shall not: (i) alter the articles of association or change its registered capital; (ii) change the principal business or significantly adjust the business scope and model, marketing strategies, operating policy or relationship with customers; (iii) sell, transfer, mortgage, or dispose of any material assets or interest in the material business or revenue of our Consolidated Affiliated Entity for a value of more than RMB500,000 or allow the encumbrance thereon of any security interests; (iv) incur, inherit, guarantee, or suffer the existence of any debt, except for payables incurred in the ordinary course of business other than through loans; (v) execute any contracts with a price exceeding RMB500,000 or execute any other contracts, agreements or arrangements that contradicts with the Exclusive Option Agreement or may prejudice the interest of WFOE under the Exclusive Option Agreement except the contracts in the ordinary course of business; (vi) provide any person with a loan or credit; (vii) merge, consolidate with, acquire, or invest in any person; (viii) distribute dividends to its shareholders; (ix) engage in any business in competition with the WFOE or its affiliates; (x) be dissolved or liquidated; (xi) engage in any transaction which may materially affect its assets, obligations, rights or company operation. When our Consolidated Affiliated Entity is liquidated or dissolved, persons recommended by the WFOE shall be appointed as permitted by the PRC laws to establish a liquidation team to manage the assets of our Consolidated Affiliated Entity.

In addition, pursuant to the Exclusive Option Agreements, each of the Registered Shareholders and our Consolidated Affiliated Entity has covenanted that they shall not cause themselves to have conflict of interest with WFOE and its shareholders in the matter of action or omission. If there are conflict of interest, each of the Registered Shareholders and our Consolidated Affiliated Entity shall take measures as timely as possible to eliminate the conflicts with the consent of WFOE or its designated persons.

The Exclusive Option Agreements will remain effective until all equity interests in our Consolidated Affiliated Entity have been transferred or assigned to the WFOE and/or any Designee.

# Directors' Report

*Equity Interest Pledge Agreements*

Under the amended and restated equity interest pledge agreements among the WFOE, the Registered Shareholders and our Consolidated Affiliated Entity (the "**Equity Interest Pledge Agreements**"), the Registered Shareholders agreed to pledge all their respective equity interests in our Consolidated Affiliated Entity that they own to the WFOE as a security interest to guarantee the (i) performance of their contractual obligations under the Exclusive Option Agreements, the Powers of Attorney (as defined below) and the Equity Interest Pledge Agreements; (ii) performance of contractual obligations of our Consolidated Affiliated Entity under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreements and the Equity Interest Pledge Agreements and (iii) the secured indebtedness as a result of any event of default.

During the term of the pledge, the WFOE shall be entitled to receive dividends distributed on the equity interests pledged, and the Registered Shareholders may receive dividends distributed on the Equity Interest only with prior written consent of the WFOE. Each of the Registered Shareholders agrees that the rights of the WFOE under the Equity Interest Pledge Agreements shall not be interrupted or harmed by the Registered Shareholders or any heirs or representatives of the Registered Shareholders or any other persons through any legal proceedings, and covenants that they shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of WFOE, except for the performance of the transaction documents under the Contractual Arrangements.

The pledge shall become effective on such date when the pledge is registered with relevant administration for industry and commerce, and shall remain effective until after all the contractual obligations of the Registered Shareholders and our Consolidated Affiliated Entity under the Contractual Arrangements have been fully performed and all the secured indebtedness of the Registered Shareholders and our Consolidated Affiliated Entity under the Contractual Arrangements have been fully paid.

Upon the occurrence of an event of default (as defined in the Equity Interest Pledge Agreements) or an event that may lead to an event of default, the Registered Shareholders and our Consolidated Affiliated Entity shall immediately notify the WFOE. Unless the event of default has been successfully resolved to the WFOE's satisfaction within twenty days after the WFOE delivers a notice to the Registered Shareholders and/or our Consolidated Affiliated Entity requesting rectification of such event of default, the WFOE shall have the right to exercise all such rights as a secured party under applicable PRC laws and the relevant Contractual Arrangements, including but not limited to being paid in priority with the equity interest based on the monetary valuation that such equity interest is converted into or from the proceeds from auction or sale of the equity interest.

The equity pledges in connection with our Consolidated Affiliated Entity have been registered with the relevant PRC government authority pursuant to PRC laws and regulations.

*Powers of Attorney*

The Registered Shareholders have executed powers of attorney (the "**Powers of Attorney**"). Under the Powers of Attorney, the Registered Shareholders irrevocably authorized the WFOE and its designated person(s) (including but not limited to the directors of the WFOE's shareholders and their successors and bankruptcy/winding-up administrators, and shall be Chinese citizens, but excluding any non-independent persons or persons that may cause conflict of interests such as the Registered Shareholders) to act on their behalf as their exclusive agent and attorney with respect to all matters concerning all their equity interests in our Consolidated Affiliated Entity, including but not limited to: (i) attending shareholders' meetings of our Consolidated Affiliated Entity and signing relevant meeting minutes/resolutions; (ii) exercising all the shareholder's rights and shareholder's voting rights that they are entitled to under the relevant PRC laws and our Consolidated Affiliated Entity's articles of association, including but not limited to the sale, transfer, pledge, or disposition of their equity interest in our Consolidated Affiliated Entity in part or in whole, and acting as an agent to submit any documents required to be submitted by shareholders or directors of our Consolidated Affiliated Entity to relevant government authorities or other regulatory authorities; and (iii) designating and appointing on their behalf the legal representative, directors, supervisors, chief executive officer, and other senior management members of our Consolidated Affiliated Entity. During the term of this Power of Attorney, the Registered Shareholders waive all the rights associated with their equity interest in our Consolidated Affiliated Entity and shall not exercise such rights.

The Registered Shareholders also undertakes that if there is a potential conflict of interest between themselves and our Consolidated Affiliated Entity and the WFOE or the overseas parent company of the WFOE or its subsidiaries, they will give priority to protect and will not harm the interests of the WFOE or the overseas parent company of the WFOE without violating relevant provisions of the PRC laws and regulations. In the case that the Registered Shareholders act as a director or senior management of the WFOE or the overseas parent company of the WFOE, they will authorize the WFOE or other directors or senior management of direct or indirect overseas parent company of the WFOE (according to the instructions of the WFOE) to exercise the rights under the Powers of Attorney, and the Registered Shareholders shall not sign or undertake not to sign any documents that have conflicts of interest with legal documents such as the agreements signed with the WFOE or the attorney and are being performed.

The Powers of Attorney will remain irrevocable and continuously effective during the period that the Registered Shareholders remain shareholders of our Consolidated Affiliated Entity.

*Spousal Consent Letter(s)*

Each of the spouses of Mr. Wang, Mr. Chen, Mr. Lin Yaona, Mr. Zhou and Mr. Chen Peihong has signed a spousal consent (collectively, the "**Spousal Consent Letter(s)**"). Under each of the Spousal Consent Letters, each spouse agreed to the execution of the Equity Interest Pledge Agreement, the Exclusive Option Agreement and the Power of Attorney, and the disposal of the equity interests in our Consolidated Affiliated Entity held by their respective spouse according to the above mentioned documents. The signing spouses also agreed that: (i) any equity interests held by their respective spouse in our Consolidated Affiliated Entity do not fall within the scope of their marital assets; (ii) they will not make any claim in respect of the equity interests held by their respective spouse, including but not limited to claiming the equity interests as marital assets or requesting to participate in the operation and management of our Consolidated Affiliated Entity; (iii) if they obtain any equity interests of our Consolidated Affiliated Entity for any reasons, they shall be bound by the Contractual Arrangements and comply with the obligations thereunder; (iv) in the event of death, bankruptcy, incapacity, divorce of their respective spouse, or any circumstance that may affect the exercise of their respective spouse's rights in our Consolidated Affiliated Entity, they and their heirs or other persons who may claim rights or interests in the equity interest in our Consolidated Affiliated Entity will not take any action that may affect or hinder the obligations of the Registered Shareholders under the Contractual Arrangements.

# Directors' Report

### *Listing Rules implications and waiver*

Certain parties to the Contractual Arrangements, including Mr. Wang, Mr. Chen, Mr. Zhou and Mr. Lin Yaona, are connected persons of the Company, as (i) Mr. Wang is an executive Director, co-chairman of the Board, chief executive officer of the Company and substantial shareholder of the Company, (ii) Mr. Chen is an executive Director, co-chairman of the Board and substantial shareholder of the Company, (iii) Mr. Zhou is a substantial shareholder of the Company, and (iv) Mr. Lin Yaona is a director of Zhejiang Tuya and substantial shareholder of Hangzhou Tuya Technology. Therefore, the transactions contemplated under the Contractual Arrangements constitute continuing connected transactions of the Group under the Listing Rules upon Listing. The transactions will be subject to reporting, annual review, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The Company has applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with (i) the announcement, circular and independent shareholders' approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, for so long as the Shares are listed on the Hong Kong Stock Exchange subject however to the following conditions:

(i)     *No change without independent non-executive Directors' approval* – No change to the Contractual Arrangements (including with respect to any fees payable to Tuya Information thereunder) will be made without the approval of the independent non-executive Directors.

(ii)    *No change without independent Shareholders' approval* – Save as described in "(iv) Renewal and Reproduction" below, no change to the agreements constituting the Contractual Arrangements will be made without the approval of the Company's independent Shareholders. Once independent Shareholders' approval of any change has been obtained, no further announcement, circular or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company will however continue to be applicable.

(iii)   *Economic benefits flexibility* – The Contractual Arrangements shall continue to enable the Group to receive the entire economic benefits derived by Hangzhou Tuya Technology through (i) the Group's option (if and when so allowed under the applicable PRC laws) to acquire all or part of the entire equity interests in Hangzhou Tuya Technology for nominal consideration or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the entire profit generated by Hangzhou Tuya Technology is substantially retained by our Group, such that no annual cap shall be set on the amount of service fees payable to Tuya Information by Hangzhou Tuya Technology under the Exclusive Business Cooperation Agreement, and (iii) the Group's right to control the management and operation of, in substance, all of the voting rights of Hangzhou Tuya Technology.

(iv)  *Renewal and reproduction* – On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has direct shareholding, on the one hand, and Hangzhou Tuya Technology, on the other hand, that framework may be renewed and/or reproduced upon the expiry of the existing arrangements or in relation to any existing or new wholly foreign-owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group might wish to establish when justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executives or substantial shareholders of any existing or new wholly foreign-owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however be treated as connected persons of the Company and transactions between these connected persons and the Company other than those under similar contractual arrangements shall comply with Chapter 14A of the Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

(v)  *Ongoing reporting and approvals* – The Group will disclose details relating to the Contractual Arrangements on an on-going basis as follows:

For the purpose of Chapter 14A of the Listing Rules, and in particular the definition of "connected person", the Consolidated Affiliated Entity will be treated as the Company's wholly-owned subsidiary, and at the same time, the directors, chief executive officers or substantial shareholders of the Consolidated Affiliated Entity and its associates will be treated as connected persons of our Group (excluding for this purpose, the Consolidated Affiliated Entity), and transactions between these connected persons and our Group (including for this purpose, the Consolidated Affiliated Entity), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules.

### Confirmation from independent non-executive Directors

The Company's independent non-executive Directors have reviewed the continuing connected transactions set out in this report and confirmed that such continuing connected transactions had been entered into (i) in the ordinary and usual course of business of the Group, (ii) on normal commercial terms or better, and (iii) according to the agreement governing the transaction on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

In addition, the Company's independent non-executive Directors have reviewed the Contractual Arrangements and confirmed that (i) the transactions carried during the year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Consolidated Affiliated Entity to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group during the year, (iii) no new contracts were entered into, renewed or reproduced between the Group and the Consolidated Affiliated Entity during the year other than the ones disclosed above, and (iv) the Contractual Arrangements were entered into in the ordinary and usual course of business of the Group on normal commercial terms or better and are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

# Directors' Report

### *Reporting from the Company's independent auditor*

The auditor of the Company has carried out review procedures in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "*Assurance Engagements Other Than Audits or Reviews of Historical Financial Information*" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants annually on the continuing connected transactions.

The auditor of the Company has confirmed in a letter to the Board that, with respect to the aforesaid continuing connected transactions entered into in the Reporting Period:

(i)     nothing has come to their attention that causes the auditor to believe that the continuing connected transactions have not been approved by the Board;

(ii)    nothing has come to their attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions;

(iii)   other than those transactions with Hangzhou Tuya Technology as part of the Contractual Arrangements, nothing has come to the attention of the auditors that causes them to believe that the transactions have exceed the annual cap as set by the Company; and

(iv)   with respect to the Contractual Arrangements, nothing has come to the auditors' attention that causes them to believe that dividends or other distributions have been made by Hangzhou Tuya Technology to the Registered Shareholders which are not otherwise subsequently assigned or transferred to the Group.

Our Consolidated Affiliated Entity did not generate any revenue for the year ended December 31, 2024. As of December 31, 2024, the total assets of our Consolidated Affiliated Entity amounted to US$0.01 million, representing approximately 0.001% of the total assets of our Group.

For details of the Contractual Arrangements, please refer to the sections headed "Contractual Arrangements" and "Connected Transactions" in the Prospectus.

## WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share currently entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR Structure of the Company enables the WVR Beneficiaries to exercise voting control over the Company notwithstanding that they do not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiaries who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiaries may not necessarily always be aligned with those of the Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

As of the Latest Practicable Date, the WVR Beneficiaries are Mr. Wang and Mr. Chen. Mr. Wang, as beneficial owner, and through Tuya Group Inc. (which is wholly owned by Mr. Wang), Tenet Group (which is wholly owned by Tenet Global which is in turn wholly owned by Tenet Smart, and Tenet Smart is wholly owned by TMF (Cayman) Ltd. as the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc.), has been controlling 75,320,130 Class A Ordinary Shares and 43,379,870 Class B Ordinary Shares. As of the Latest Practicable Date, Mr. Chen through Unileo, his wholly-owned intermediary holding company, has been controlling 1,974,570 Class A Ordinary Shares and 26,825,430 Class B Ordinary Shares.

Without taking into account the voting rights attached to the 2,085,143 Class A Ordinary Shares (as of the Latest Practicable Date) held by the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan, Mr. Wang and Mr. Chen beneficially own and control, through their intermediaries, an aggregate of 77,294,700 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares, representing (a) approximately 24.19% of the Company's issued Shares; (b) approximately 24.27% of the effective voting rights with respect to shareholder resolutions relating to Reserved Matters, on the basis that each Share entitles the Shareholder to one vote per share; and (c) approximately 62.88% of the effective voting rights, on the basis that Class A Ordinary Shares entitle the Shareholder to one vote per share and Class B Ordinary Shares entitle the Shareholder to ten votes per share.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one to one ratio. As of the Latest Practicable Date, upon the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 70,205,300 Class A Ordinary Shares, representing approximately 11.51% of the total number of issued and outstanding Class A Ordinary Shares (as enlarged by such Class A Ordinary Shares).

The weighted voting rights attached to the Class B Ordinary Shares will cease when the WVR Beneficiaries no longer have beneficial ownership of, or economic interest in, or control over the voting rights attached to any of the Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i) upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiaries are: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii) when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in the Class B Ordinary Shares or the control over the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

# Directors' Report

(iii) where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv) when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

The weighted voting rights attached to the Class B Ordinary Shares beneficially owned or controlled by Mr. Chen and any affiliate of Mr. Chen (including any person that directly or indirectly, controls, is controlled by or is under common control with Mr. Chen) will also cease when Mr. Chen ceases to be an executive officer or employee of the Company (e.g. if Mr. Chen is re-designated as a non-executive Director or he ceases to assume any role with executive or management function in the Company or he ceases to have any employment relationship with the Company which remains effective).

## MAJOR CUSTOMERS AND MAJOR SUPPLIERS

During the year ended December 31, 2024, our largest customer and five largest customers in the aggregate accounted for 3.2% and 13.0% of our total revenue, respectively. During the year ended December 31, 2024, our largest supplier and five largest suppliers in the aggregate accounted for 11.5% and 33.9% of our total purchases, respectively.

During the year ended December 31, 2024, none of our Directors, their close associates or any of our shareholders (who or which to the knowledge of the Directors owned more than 5% of the number of our issued share (excluding treasury shares)) had any interest in any of our five largest customers or suppliers.

## PRE-EMPTIVE RIGHTS

There is no provision regarding pre-emptive rights in the Articles of Association or the laws of the Cayman Islands, being the jurisdiction in which the Company is incorporated, under which would oblige the Company to offer new shares on a pro-rata basis to existing Shareholders.

## TAX RELIEF AND EXEMPTION OF HOLDERS OF LISTED SECURITIES

The Company is not aware of any tax relief and exemption available to the Shareholder by reason of their holding of the Shares.

## SUBSIDIARIES

Particulars of the Company's material subsidiaries are set out in Note 1 to the consolidated financial statements.

## PROPERTY, PLANT AND EQUIPMENT

Details of movements in property, plant and equipment of the Group during the year ended December 31, 2024 are set out in Note 8 to the consolidated financial statements.

None of the Company's properties are held for development and/or sale or for investment purposes, where any of the applicable percentage ratios as defined under Rule 14.04(9) of the Listing Rules does not exceed 5%.

## SHARE CAPITAL AND SHARES ISSUED

Details of movements in the share capital of the Company during the year ended December 31, 2024 are set out in Note 15 to the consolidated financial statements.

## SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and within the knowledge of the Directors, the Directors confirmed that the Company has maintained a sufficient public float throughout the year ended December 31, 2024 and up to the Latest Practicable Date as required under the Listing Rules.

## DONATION

During the year ended December 31, 2024, the Group made charitable donations of RMB0.6 million.

## DEBENTURES

No debentures were issued by the Group during the year ended December 31, 2024.

## EQUITY-LINKED AGREEMENTS

Save as disclosed in the section headed "Equity Incentive Plan" in this report, no equity-linked agreement was entered into by the Group, or existed during the year ended December 31, 2024.

## DIVIDEND

### Declaration of Dividend and Record Date

On February 26, 2025, the Board approved the declaration and distribution of a dividend of US$0.0608 per ordinary share, or US$0.0608 per ADS, to shareholders as at the close of business on March 13, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend was approximately US$37 million, which was paid in U.S. dollars and in cash, and was funded by surplus cash and to be paid out from the share premium account of the Company.

On August 26, 2024, the Board approved the declaration and distribution of a dividend of US$0.0589 per ordinary share, or US$0.0589 per ADS, to shareholders as at the close of business on September 11, 2024, Hong Kong Time and New York Time, respectively. The aggregate amount of the Dividend was approximately US$33 million, which was paid in U.S. dollars and in cash, and was funded by surplus cash and paid out from the share premium account of the Company.

# Directors' Report

## PERMITTED INDEMNITY PROVISION

Pursuant to the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified out of the assets of the Company from and against all actions, proceedings, costs, charges, losses, damages and expenses that they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts.

Such permitted indemnity provision has been in force for the year ended December 31, 2024. The Company has taken out liability insurance to provide appropriate coverage for the Directors.

## RESERVES

Details of the movements in the reserves of the Group during the year ended December 31, 2024 are set out in the consolidated statements of changes shareholders' in equity. As at December 31, 2024, the Company's reserves available for distribution for share premium, calculated in accordance with the provisions of Companies Act of the Cayman Islands, amounted to approximately US$500.6 million.

## FINANCIAL SUMMARY

A summary of the results and of the assets, liabilities and equity of the Group for the last five financial years, as extracted from the audited financial information and financial statements, is set out on page 5 of this annual report.

## LOANS AND BORROWINGS

As of December 31, 2024, the Group did not have any loans, overdrafts and borrowings from bank and other financial institutions (2023: nil).

## DIRECTORS' SERVICE CONTRACTS

Three of our executive Directors, namely Mr. Wang, Mr. Chen and Mr. Yang, have entered into a director agreement with our Company on June 16, 2022. The term of appointment shall be for an initial term of three years or until the third annual general meeting of our Company after the Listing Date (whichever is earlier). Ms. Zhang has entered into a director agreement with our Company. Her appointment shall be for an initial term of three years or until the third annual general meeting of the Company after her appointment (whichever is earlier). Either party may terminate the agreement by giving not less than thirty days' written notice. The executive Directors do not receive any director's fees under the current arrangement.

Each of the independent non-executive Directors has entered into a director agreement with our Company on June 16, 2022. The term of appointment shall be three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date (whichever is earlier) (subject always to re-election and rotation as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than thirty days' written notice. Each of our independent non-executive Directors (other than HUANG Sidney Xuande) shall receive an annual director's fee of US$50,000 per annum, and HUANG Sidney Xuande shall receive an annual director's fee of US$75,000 per annum.

There was no service contract entered into/appointment letter signed by the Company and any Directors to be re-elected in the forthcoming annual general meeting which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

## DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

Save as disclosed in the sections "Connected Transactions" of this Directors' report and Note 23 to the consolidated financial statements in this annual report, none of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transaction, arrangement or contract of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during or at the end of the year ended December 31, 2024.

## EMOLUMENTS OF DIRECTORS, THE FIVE HIGHEST PAID INDIVIDUALS AND SENIOR MANAGEMENT

Details of the remuneration of the Directors and those of the five highest paid individuals as well as senior management of the Group for the year ended December 31, 2024 are set out in Notes 23 and 24 to the consolidated financial statements of the Group in this annual report.

The remuneration (including basic salaries, housing fund, allowances and benefits in kind, employer's contributions to a retirement benefit scheme and share-based compensation) of the senior management of the Company by band during the Reporting Period is shown in the following table:

| Band of remuneration (including share-based compensation) | Number of individuals |
| --- | ---: |
| US$100,000 to US$150,000 | 1 |
| US$400,000 to US$450,000 | 1 |
| US$7,500,000 to US$8,000,000 | 1 |
| US$8,500,000 to US$9,000,000 | 1 |
| US$18,500,000 to US$19,000,000 | 1 |

During the year ended December 31, 2024, none of the Directors waived his/her emoluments nor agreed to waive his/her emoluments, and no emoluments, retirement benefits, loans, quasi-loans, other dealings and consideration provided to or received by third parties for making available the services of a person as director or in any other capacity which director were paid by the Group to any of the Directors or five highest paid individuals as inducement to join or upon joining the Group, or as compensation for loss of office.

There has not been any payments made or benefits provided in respect of the termination of the services of directors, nor has there been any consideration provided to or receivable by any third party for making available the services of a person as a Director in the year ended December 31, 2024.

# Directors' Report

## CONTRACTS WITH CONTROLLING SHAREHOLDERS

Save as set out in the section headed "Connected Transactions" in this annual report, no contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the year ended December 31, 2024.

## MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of any business of the Company was entered into or existed during the year ended December 31, 2024.

## AUDITOR

The consolidated financial statements of the Group for the year ended December 31, 2024 have been audited by PricewaterhouseCoopers who will retire, and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting. As of the date of this report, there was no change in the Company's auditor in any of the preceding three years.

## DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in this annual report, at no time during the Reporting Period was the Company or any of its subsidiaries, fellow subsidiaries or its holdings companies a party to any arrangement to enable any Director to acquire benefits by means of the acquisition of shares in, or debenture of the Company or any other body corporate; and none of the Directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company or any other body corporate, or had exercised any such right.

## DIRECTORS' INTERESTS IN COMPETING BUSINESS

During the year ended December 31, 2024, none of the Directors had interests in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the business of the Group pursuant to the Listing Rules.

## PURCHASE OF SHARES

For details of purchase of Shares during the Reporting Period, please refer to the section headed "Directors' Report – Purchase, Sale or Redemption of The Company's Listed Securities, Transaction in Securities" in this annual report. The Directors are of the view that repurchases of Shares may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

## CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES

In respect of the year ended December 31, 2024, the Company does not have any disclosure obligations under Rules 13.17 to 13.22 of the Listing Rules.

## DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of December 31, 2024, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

### Interest in Shares and Underlying Shares of the Company

| Name | Nature of Interest | Number and class of Shares held | Approximate percentage of interest in each class of Shares[1] (%) |
|---|---|---|---|
| Mr. Wang | Beneficial owner, interest in controlled corporation, founder and beneficiary of a trust | 75,320,130 Class A Ordinary Shares (L)[2][3] | 14.93 |
| | Interest in controlled corporation, founder and beneficiary of a trust | 43,379,870 Class B Ordinary Shares (L)[3] | 61.79 |
| Mr. Chen | Interest in controlled corporation | 1,974,570 Class A Ordinary Shares (L)[4] | 0.39 |
| | | 26,825,430 Class B Ordinary Shares (L)[4] | 38.21 |
| Mr. Yang | Beneficial owner | 6,500,000 Class A Ordinary Shares (L)[5] | 1.29 |
| HUANG Sidney Xuande | Beneficial owner | 317,500 Class A Ordinary Shares (L)[6] | 0.06 |
| ZHANG Yan | Beneficial owner | 145,283 Class A Ordinary Shares (L)[7] | 0.03 |
| QIU Changheng | Beneficial owner | 9,500 Class A Ordinary Shares (L) | 0.002 |

*Notes:*

(1)  The calculation is based on the total number of 504,387,299 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares in issue as of December 31, 2024. The letter "L" stands for long position.

(2)  Mr. Wang is entitled to receive up to 5,100,000 Class A Ordinary Shares, pursuant to the share options granted to him, subject to the conditions (including vesting conditions) of those options.

# Directors' Report

(3)  Each of Tenet Group and Tenet Vision is wholly owned by Tenet Global, which is in turn wholly owned by Tenet Smart. Tenet Smart is wholly owned by TMF (Cayman) Ltd. as the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc. Tuya Group Inc. is wholly owned by Mr. Wang.

As such, Mr. Wang is deemed to be interested in the 68,793,080 Class A Ordinary Shares held by Tenet Group, 34,806,920 Class B Ordinary Shares held by Tenet Vision, 1,427,050 Class A Ordinary Shares and 8,572,950 Class B Ordinary Shares held by Tuya Group Inc.

(4)  Unileo is wholly owned by Mr. Chen. As such, Mr. Chen is deemed to be interested in the 1,974,570 Class A Ordinary Shares and 26,825,430 Class B Ordinary Shares held by Unileo.

(5)  Mr. Yang is entitled to receive up to 6,500,000 Class A Ordinary Shares, pursuant to the share options granted to him, subject to the conditions (including vesting conditions) of those options.

(6)  As of December 31, 2024, Mr. HUANG Sidney Xuande held 117,500 Class A Ordinay Shares, and the remaining RSUs granted to him representing a total of 200,000 Class A Ordinary Shares or ADS in equivalent amount, subject to the conditions (including vesting conditions) of those RSUs.

(7)  As of December 31, 2024, Ms. Zhang was interested in 145,283 Class A Ordinary Shares, which included (i) ADS representing Class A Ordinary Shares beneficially owned by her, (ii) Class A Ordinary Shares or ADSs, pursuant to the share options granted to her, subject to the conditions (including vesting conditions) of those options, and (iii) Class A Ordinary Shares or ADS, pursuant to the RSUs granted to her, subject to the conditions (including vesting conditions) of those RSUs.

## Interest in Associated Corporations

| Name | Nature of Interest | Associated corporations | Amount of registered capital (RMB) | Approximate percentage of interest in the associated corporation (%) |
|---|---|---|---|---|
| Mr. Wang | Beneficial owner | Hangzhou Tuya Technology | 6,069,000 (L) | 60.69 |
| Mr. Chen | Beneficial owner | Hangzhou Tuya Technology | 1,310,000 (L) | 13.10 |

*Note:*  The letter "L" stands for long position.

Save as disclosed above, as of December 31, 2024, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executives of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

## SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of December 31, 2024, the following persons (other than the Directors and chief executives whose interests have been disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

| Name of substantial shareholder | Capacity/Nature of Interest | Number of Shares | Approximate percentage of shareholding in each class of Shares[1] (%) |
|---|---|---|---|
| **Class A Ordinary Shares** | | | |
| New Enterprise Associates 14, L.P.[2] | Beneficial owner | 35,821,715 (L) | 7.10 |
| NEA Partners 14 L.P.[2] | Interest in controlled corporation | 35,821,715 (L) | 7.10 |
| NEA 14 GP, LTD[2] | Interest in controlled corporation | 35,821,715 (L) | 7.10 |
| Tencent Mobility Limited[3] | Beneficial owner | 55,924,749 (L) | 11.09 |
| Tencent[3] | Interest in controlled corporation | 58,299,749 (L) | 11.56 |
| Tenet Group[4] | Beneficial owner | 68,793,080 (L) | 13.64 |
| Tenet Global[4] | Interest in controlled corporation | 68,793,080 (L) | 13.64 |
| Tenet Smart[4] | Interest in controlled corporation | 68,793,080 (L) | 13.64 |
| TMF (Cayman) Ltd.[4] | Trustee | 68,793,080 (L) | 13.64 |
| Tuya Group Inc.[4] | Beneficial owner | 1,427,050 (L) | 0.28 |
| | Beneficiary of a trust | 68,793,080 (L) | 13.64 |
| The Bank of New York Mellon Corporation[5] | Interest in controlled corporation | 140,121,078 (L) | 27.78 |
| | | 139,778,384 (S) | 27.71 |
| Anchor GP Pte. Ltd.[6] | Interest in controlled corporation | 74,626,900 (L) | 14.80 |
| Anchor Fund @ 65 Limited Partnership[6] | Interest in controlled corporation | 74,626,900 (L) | 14.80 |
| Anchor @ 65 Pte. Ltd.[6] | Interest in controlled corporation | 74,626,900 (L) | 14.80 |
| Temasek Holdings (Private) Limited[7] | Interest in controlled corporation | 74,626,900 (L) | 14.80 |
| **Class B Ordinary Shares** | | | |
| Tenet Vision[4] | Beneficial owner | 34,806,920 (L) | 49.58 |
| Tenet Global[4] | Interest in controlled corporation | 34,806,920 (L) | 49.58 |
| Tenet Smart[4] | Interest in controlled corporation | 34,806,920 (L) | 49.58 |
| TMF (Cayman) Ltd.[4] | Trustee | 34,806,920 (L) | 49.58 |
| Tuya Group Inc.[4] | Beneficial owner | 8,572,950 (L) | 12.21 |
| | Beneficiary of a trust | 34,806,920 (L) | 49.58 |
| Unileo[8] | Beneficial owner | 26,825,430 (L) | 38.21 |

# Directors' Report

*Notes:*

(1) The calculation is based on the total number of 504,387,299 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares in issue as of December 31, 2024. The letter "L" stands for long position and the letter "S" stands for short position.

(2) The sole general partner of New Enterprise Associates 14, L.P. is NEA Partners 14 L.P. The sole general partner of NEA Partners 14 L.P. is NEA 14 GP, LTD. As such, NEA Partners 14 L.P. and NEA 14 GP, LTD. are interested in the 35,821,715 Class A Ordinary Shares held by New Enterprise Associates 14, L.P.

(3) Tencent Mobility Limited and Image Frame Investment (HK) Limited are wholly owned by Tencent. As such, Tencent is deemed to be interested in the 55,924,749 Class A Ordinary Shares held by Tencent Mobility Limited and 2,375,000 Class A Ordinary Shares represented by ADSs owned by Image Frame Investment (HK) Limited.

(4) Each of Tenet Group and Tenet Vision is wholly owned by Tenet Global, which is in turn wholly owned by Tenet Smart. Tenet Smart is wholly owned by TMF (Cayman) Ltd. as the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc. Tuya Group Inc. is wholly owned by Mr. Wang.

Therefore, Tuya Group Inc., Tenet Global, Tenet Smart and TMF (Cayman) Ltd are deemed to be interested in 68,793,080 Class A Ordinary Shares held by Tenet Group and 34,806,920 Class B Ordinary Shares held by Tenet Vision, respectively. Tuya Group Inc. also holds 1,427,050 Class A Ordinary Shares and 8,572,950 Class B Ordinary Shares.

(5) The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation. As such, The Bank of New York Mellon is deemed to be interested in the 140,121,078 (L) and 139,778,384 (S) Class A Ordinary Shares held by The Bank of New York Mellon.

(6) Anchor V Pte. Ltd. is wholly owned by Anchor @ 65 Pte. Ltd., which is in turn wholly owned by Anchor Fund @ 65 Limited Partnership. The general partner of Anchor Fund @ 65 Limited Partnership is Anchor GP Pte. Ltd. AS such, Anchor GP Pte. Ltd., Anchor Fund @ 65 Limited Partnership and Anchor @ 65 Pte. Ltd. are interested in 74,626,900 Class A Ordinary Shares held by Anchor V Pte. Ltd.

(7) Anchor GP Pte. Ltd. is wholly owned by 65EP Investment IV Pte. Ltd., which is in turn wholly owned by 65EP Investments Pte. Ltd. 65EP Investments Pte. Ltd. is wholly owned by 65 Equity Partners Group Pte. Ltd., which is in turn wholly owned by 65 Equity Partners Pte. Ltd. 65 Equity Partners Pte. Ltd. is wholly owned by Thomson Capital Pte. Ltd., which is in turn wholly owned by Tembusu Capital Pte. Ltd., which is wholly owned by Temasek Holdings (Private) Limited. Therefore, Temasek Holdings (Private) Limited is interested in 74,626,900 Class A Ordinary Shares held by Anchor V Pte. Ltd.

(8) Unileo is wholly owned by Mr. Chen. As such, Mr. Chen is deemed to be interested in the 28,800,000 Class B Ordinary Shares held by Unileo.

Save as disclosed above, as of December 31, 2024, no person, other than the Directors and chief executives whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares or underlying Shares which would fall to be recorded in the registry required to be kept by the Company pursuant to Section 336 of the SFO.

## SHARE SCHEMES

The Company adopted the 2015 Equity Incentive Plan on December 23, 2014, which was further amended in July 2020, February 2021 and on June 15, 2022 (with such amendment taking effect from the Listing). The amendments to Chapter 17 of the Listing Rules have taken effect from January 1, 2023. Additionally, the amendments to the Listing Rules to remove the requirement to cancel repurchased shares and to adopt a framework in the Listing Rules to govern the resale of treasury shares have come into effect from June 11, 2024. In this connection, the Company adopted the 2024 Share Scheme on June 20, 2024, upon which the 2015 Equity Incentive Plan was terminated. The provisions of the 2024 Share Scheme comply with the current requirements of Chapter 17 of the Listing Rules as well as the said amendments to the Listing Rules with respect to treasury shares.

In April 2024, 90,000 Class A Ordinary Shares were granted under the 2015 Equity Incentive Plan, and in October 2024, 160,000 Class A Ordinary Shares were granted under the 2024 Share Scheme. The number of Class A Ordinary Shares which may be issued under the 2015 Equity Incentive Plan and the 2024 Share Scheme in respect of the share options or awards granted during the financial year of 2024 is 250,000, and divided by the weighted average number of Class A Ordinary Shares in class in issue is 0.05%.

### The 2015 Equity Incentive Plan

The 2015 Equity Incentive Plan was adopted on December 23, 2014 and was further amended in July 2020, February 2021 and on June 15, 2022 (with such amendment taking effect from the Listing). The principal terms of the 2015 Equity Incentive Plan, as amended and currently in force, are as described below.

**Purpose.** The purpose of the 2015 Equity Incentive Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, Directors, and consultants and to promote the success of our business.

**Eligible participants.** Any employee, Director or consultant of the Company who is engaged by the Group to render consulting or advisory services to the Group shall be eligible to participate in the 2015 Equity Incentive Plan.

**Awards.** The 2015 Equity Incentive Plan permits the awards of options, restricted shares, and RSUs approved by the plan administrator. At the discretion of the Board or the committee of the Board as administrator, ADSs in an amount equivalent to the number of Class A Ordinary Shares which otherwise would be distributed pursuant to an award may be distributed in lieu of Class A Ordinary Shares in settlement of any award.

**Exercise period.** The exercise period of the options granted under the 2015 Equity Incentive Plan shall commence from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the 2015 Equity Incentive Plan and the share option award agreement signed by the grantee.

# Directors' Report

***Vesting period.*** The vesting period (including any vesting acceleration thereof) for the options and/or awards granted under the 2015 Equity Incentive Plan shall be determined at the discretion of the Board or the committee of the Board as administrator. In the case of (i) employees and non-employees, the vesting period is generally measured over the requisite service period; and (ii) the PRC employees of the Group with only service conditions, accelerated full vesting schedule is allowed under limited circumstances. During the Reporting Period, the vesting period of options and/or awards granted under the 2015 Equity Incentive Plan ranges from 36 to 48 months from the grant date. For further details of the vesting period attached to options and awards granted during the Reporting Period (if any), please refer to the tables set forth on pages 47 to 50 of this report.

***Maximum number of Class A Ordinary Shares.*** The overall limit on the number of the Shares underlying the awards pursuant to 2015 Equity Incentive Plan is 64,889,052 Class A Ordinary Shares, of which the total number of Class A Ordinary Shares which may be issued and/or transferred upon vesting or exercise of all options that may be granted pursuant to the 2015 Equity Incentive Plan and any other share award schemes of the Company in aggregate shall not exceed 10% of the total number of Class A Ordinary Shares in issue immediately upon the Listing (the "**Plan Limit**"), being 49,914,656 Class A Ordinary Shares.

Any equity awards in the form of options that were granted prior to the Listing under the 2015 Equity Incentive Plan (including those outstanding, cancelled, lapsed in accordance with the 2015 Equity Incentive Plan or exercised options) will not be counted for the purpose of the Plan Limit. The total number of Shares to be issued upon exercise of all outstanding options under the 2015 Equity Incentive Plan and all other schemes of the Company granted and yet to be exercised shall not exceed 30% of all the Class A Ordinary Shares in issue from time to time.

As at the Latest Practicable Date, 10,110,717 Class A Ordinary Shares are available for issue and/or transfer upon vesting or exercise of all options and awards granted under the 2015 Equity Incentive Plan, representing approximately 1.87% of the total number of Class A Ordinary Shares in issue as at the Latest Practicable Date, and approximately 1.66% of the total number of all Shares (including Class A Ordinary Shares and Class B Ordinary Shares) in issue as at the Latest Practicable Date; amongst the said 10,110,717 Class A Ordinary Shares, only up to 5,885,967 Class A Ordinary Shares are available for issue and/or transfer upon vesting or exercise of all options granted, representing approximately 1.09% of the total number of Class A Ordinary Shares in issue as at the Latest Practicable Date, and approximately 0.97% of the total number of all Shares (including Class A Ordinary Shares and Class B Ordinary Shares) in issue as at the Latest Practicable Date.

Upon the adoption of the 2024 Share Scheme on June 20, 2024, the 2015 Equity Incentive Plan was terminated, after which (i) no grants of options or awards shall be made under the 2015 Equity Incentive Plan, and (ii) no Class A Ordinary Shares and/or ADSs shall be issued or sold under the 2015 Equity Incentive Plan, except upon exercise or vesting of an option or an award granted prior to the termination of the 2015 Equity Incentive Plan. The total number of options available for grant under the 2015 Equity Incentive Plan as of January 1, 2024 and December 31, 2024 (being the date of termination of the 2015 Equity Incentive Plan) are 49,914,656 and nil respectively. The total number of options and awards available for grant under the 2015 Equity Incentive Plan as of January 1, 2024 and December 31, 2024 (being the date of termination of the 2015 Equity Incentive Plan) are 56,661,052 and nil, respectively. As of December 31, 2024, there is no service provider sublimit adopted under the 2015 Equity Incentive Plan.

Given that all of the awards granted under the 2015 Equity Incentive Plan during the Reporting Period were funded by the Depositary Shares, there were no new Class A Ordinary Shares that was (or may be) issued in respect of the such awards granted during the Reporting Period.

**Maximum entitlement of a grantee.** Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued and/or transferred and to be transferred upon the vesting or exercise of the options or awards granted to each participant in any 12-month period shall not (when aggregated with any Class A Ordinary Shares underlying the awards granted during such period under any other share award schemes of our Company) exceed 1% of the Class A Ordinary Shares in issue for the time being.

**Exercise price for options and purchase price for awards.** As regards options offered under the 2015 Equity Incentive Plan, the Board or the committee of the Board as administrator is entitled to determine the exercise price therefor, which shall not be lower than the fair market value per share on the date of grant, which shall not be less than the highest of (a) the closing sales price of the Class A Ordinary Shares as quoted on the principal exchange or system on which the Class A Ordinary Shares are listed (as determined by the Board or the Board committee delegated with authority to administer the 2015 Equity Incentive Plan) on the date of grant, (b) the average closing sales price as quoted on the principal exchange or system on which the Class A Ordinary Shares are listed for the five business days immediately preceding the date of grant. The maximum exercisable term is ten years from the date of grant. In the case of an option granted to a participant who, immediately prior to the time is granted, owns more than 10% of the total combined voting power of all classes of outstanding securities of the Company or parent company or subsidiary of the Company, the term of option shall not be exercisable after the expiration of five years from the date of grant. There is no additional amount payable on application or acceptance of the share option or award. There is no prescribed period within which payments or calls must or may be made or loans for such purposes must be repaid in respect of the options and/or awards offered under the 2015 Equity Incentive Plan.

**Duration.** Unless terminated earlier, the 2015 Equity Incentive Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

# Directors' Report

**Remaining life.** The 2015 Equity Incentive Plan was terminated upon the adoption of the 2024 Share Scheme on June 20, 2024. There is no specified period for which an offer for an option must be accepted by the relevant eligible participant from the date on which it is made, and no options shall generally be exercised after ten years from the date of grant.

The termination of the 2015 Equity Incentive Plan shall not affect the ability of the Board (or its duly authorized committee) to exercise the powers granted to it under such plan with respect to the outstanding awards granted thereunder prior to the date of such termination. No Class A Ordinary Shares and/or ADSs shall be issued or sold under the 2015 Equity Incentive Plan after the termination thereof, except upon exercise of an award granted prior to the termination of the 2015 Equity Incentive Plan.

**Outstanding options granted.** As of December 31, 2024 and the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding options granted under the 2015 Equity Incentive Plan amounted to 46,274,612 Class A Ordinary Shares and 5,885,967 Class A Ordinary Shares, representing approximately 7.59% and 0.97% of the issued Shares as of the Latest Practicable Date.

**Outstanding RSUs granted.** As of December 31, 2024 and the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding RSUs granted under the 2015 Equity Incentive Plan amounted to 5,810,000 Class A Ordinary Shares and 4,224,750 Class A Ordinary Shares, representing approximately 0.95% and 0.69% of the issued Shares as of the Latest Practicable Date.

**Outstanding restricted share(s) granted (if any).** As of the December 31, 2024, no restricted share has been granted under the 2015 Equity Incentive Plan.

Other than the awards granted as disclosed in the movement table set out on pages 49 to 50 of this report, no share awards have been granted during the Reporting Period. In addition, the options granted under the 2015 Equity Incentive Plan which were exercised, vested, lapsed and/or cancelled during the Reporting Period were funded by the Depositary Shares.

Pursuant to Rule 17.03D(1) of the Listing Rules, during the Reporting Period and as of December 31, 2024, no grant of share options and awards to any one participant in aggregate exceeded 1% of the total of Class A Ordinary Shares and Class B Ordinary Shares in issue in any 12-month period up to and including the date of grant under the 2015 Equity Incentive Plan. No share option or award has been granted to any related entity participant or service provider under the 2015 Equity Incentive Plan.

Details of the movements of share options under the 2015 Equity Incentive Plan during the Reporting Period are as follows:

| Category and name of grantee | Date of grant | Expiry date | Exercise price per Class A Ordinary Share underlying the options (US$) | Vesting period[1] | Outstanding options as of January 1, 2024 | Granted during the Reporting Period[2] | Exercised during the Reporting Period[3] | Cancelled during the Reporting Period | Lapsed during the Reporting Period | Outstanding as of December 31, 2024 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Director(s) and chief executives** | | | | | | | | | | |
| **Director(s)** | | | | | | | | | | |
| Mr. Wang | February 21, 2021 | February 20, 2031 | 0.00005 | 4 years | 5,100,000 | — | — | — | — | 5,100,000 |
| Mr. Yang | August 6, 2015 | August 5, 2025 | 0.00005 | 4 years | 3,000,000 | — | — | — | — | 3,000,000 |
| | April 2, 2018 | April 1, 2028 | 0.00005 | 4 years | 700,000 | — | — | — | — | 700,000 |
| | January 5, 2021 | January 4, 2031 | 0.00005 | 4 years | 2,800,000 | — | — | — | — | 2,800,000 |
| Ms. Zhang | February 21, 2021 | February 20, 2031 | 0.00005 | 4 years | 60,000 | — | 15,000 | — | — | 45,000 |
| | May 6, 2022 | May 5, 2032 | 0.00005 | 4 years | 22,500 | — | 7,500 | — | — | 15,000 |
| **Subtotal** | | | | | **11,682,500** | **—** | **22,500** | **—** | **—** | **11,660,000** |
| **Other Employees Participants** | | | | | | | | | | |
| 367 employees | From March 5, 2015 to May 6, 2022 | From March 4, 2025 to May 5, 2032 | 0.00005 | 4 years | 39,989,505 | — | 5,257,393 | — | 117,500 | 34,614,612 |
| **Subtotal** | | | | | **39,989,505** | **—** | **5,257,393** | **—** | **117,500** | **34,614,612** |
| **Total** | | | | | **51,672,005** | **—** | **5,279,893** | **—** | **117,500** | **46,274,612** |

# Directors' Report

*Notes:*

(1)     During the Reporting Period, no option was granted. In respect of the exercise period of the options under the 2015 Equity Incentive Plan, the exercise period of the options granted shall commence from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the relevant 2015 Equity Incentive Plan and the share option award agreement signed by the grantee. No options shall generally be exercised after ten years from the date of grant.

(2)     Refers to the number of Class A Ordinary Shares underlying the relevant options (funded by the Depositary Shares) granted during the Reporting Period.

(3)     In respect of the exercised options which were funded by ADSs underlying Class A Ordinary Shares already issued and registered in the name of the Depositary during the Reporting Period, the weighted average closing price of the ADSs quoted on the NYSE immediately before the date(s) on which the options were exercised was US$1.62.

(4)     Save for those set out in this movement table, there are no grants of options to (i) any other Directors, chief executive or substantial Shareholders of the Company or their respective associates; (ii) any participant with options and awards in excess of the 1% individual limit under Rule 17.03D of the Listing Rules; (iii) any related entity participant or service provider and, in each case, which are funded by new Shares of the Company or the Depositary Shares under the 2015 Equity Incentive Plan.

(5)     All of the above grants were made prior to the amendment to Chapter 17 of the Listing Rules taking effect.

Details of the movements of awards under the 2015 Equity Incentive Plan during the Reporting Period are as follows:

| Category and name of grantee | Date of grant | Expiry date | Vesting period[1] | Number of Class A Ordinary Shares underlying the relevant awards | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Unvested awards as of January 1, 2024 | Granted during the Reporting Period[2, (3), and (6)] | Vested during the Reporting Period[4] | Cancelled during the Reporting Period | Lapsed during the Reporting Period | Unvested awards as of December 31, 2024 |
| **Director(s) and chief executive(s)** | | | | | | | | | |
| **Director(s)** | | | | | | | | | |
| Ms. Zhang | December 31, 2021 | December 30, 2028 | 4 years | 5,000 | – | 2,500 | – | – | 2,500 |
| | December 14, 2022 | December 13, 2032 | 4 years | 18,750 | – | 6,250 | – | – | 12,500 |
| | June 27, 2023 | June 26, 2033 | 4 years | 25,000 | – | 6,250 | – | – | 18,750 |
| Mr. Huang Sidney Xuande | July 5, 2022 | July 4, 2029 | 4 years | 300,000 | – | 100,000 | – | – | 200,000 |
| **Subtotal** | | | | **348,750** | **–** | **115,000** | **–** | **–** | **233,750** |
| **Other employee participants** | | | | | | | | | |
| 420 employees | From June 16, 2021 to April 9, 2024 | From June 15, 2028 to April 8, 2034 | 3-4 years | 8,974,375 | 90,000 | 2,838,500 | – | 649,625 | 5,576,250 |
| **Subtotal** | | | | **8,974,375** | **90,000** | **2,838,500** | **–** | **649,625** | **5,576,250** |
| **Total** | | | | **9,323,125** | **90,000** | **2,953,500** | **–** | **649,625** | **5,810,000** |

# Directors' Report

*Notes:*

(1) During the Reporting Period, the vesting period of the awards granted under the 2015 Equity Incentive Plan was 48 months. There is no purchase price attached to the unvested awards during the Reporting Period.

(2) The fair value of awards are calculated in accordance with the accounting standard and policy adopted for preparing the Company's financial statements, namely the U.S. GAAP. For the description of the basis for fair value measurement and information on whether and how the features of the awards are incorporated into the measurement of fair value, please refer to Note 16 to the consolidated financial statements of the Company.

(3) Refers to the number of Class A Ordinary Shares underlying the relevant awards (funded by the Depositary Shares) granted during the Reporting Period.

(4) The weighted average closing price of the ADSs quoted on the NYSE immediately before the date(s) on which the awards were vested was US$1.95.

(5) Save for those set out in this movement table, there are no grants of awards under the 2015 Equity Incentive Plan to (i) any other Directors, chief executive or substantial Shareholders of the Company or their respective associates; (ii) any participant with options and awards granted in excess of the 1% individual limit under Rule 17.03D of the Listing Rules; or (iii) any related entity participant or service provider and, in each case, which are funded by new Shares of the Company or the Depositary Shares.

(6) The following grants were made during the Reporting Period. All grantees under the grants made during the Reporting Period were employee participants of the Group. Such grants are not subject to any performance targets, and are not subject to any clawback mechanism for the Company to recover but would be subject to tax withholding by the Company in connection with settlement of RSUs pursuant to the terms and conditions of the 2015 Equity Incentive Plan. There was no arrangement for the Company or any of its subsidiaries to provide financial assistance to such grantees to facilitate the purchase of shares under the 2015 Equity Incentive Plan.

| Category and name of grantee | Date of grant | Granted during the Reporting Period | Closing price per ADS underlying the awards granted during the Reporting Period immediately before the grant date(s) quoted on the NYSE (US$) | Vesting period | Fair value of the awards granted (funded by the Depositary Shares) during the Reporting Period at the date of grant (US$) |
|---|---|---|---|---|---|
| **Two employee participants** | April 9, 2024 | 90,000 | 1.77 | 48 months | 1.64 |
| **Total** | | **90,000** | | | |

## The 2024 Share Scheme

The 2024 Share Scheme was adopted on June 20, 2024. The principal terms of the 2024 Share Scheme are as described below.

**Purpose.** The purposes of the 2024 Share Scheme are (i) to align the interests of eligible persons with those of the Group through ownership of award shares, dividends and other distributions paid on award shares and/or the increase in value of the award shares; and (ii) to encourage and retain eligible persons to make contributions to the long-term development of the Group.

**Participants.** The eligible persons who may be selected to become a participant of the 2024 Share Scheme are any individuals, or corporate entities (as the case may be), being any of (i) an employee participant and (ii) a service provider, who the Board or the scheme administrator considers, in its sole discretion, to have contributed or will contribute to the Group.

**Scheme Limit.** The maximum number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the awards (including option(s) or awards(s) in other forms for the purpose of the 2024 Share Scheme) granted and to be granted under the 2024 Share Scheme, when aggregated with the number of Class A Ordinary Shares and/ or ADSs which may be issued pursuant to other awards schemes of the Company, is 57,459,259 Class A Ordinary Shares, representing 10% of the total number of Shares in issue as of June 20, 2024 (being the date of adoption of the 2024 Share Scheme) (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares), unless Shareholders approve a further refreshment or Shareholders' approval is obtained in compliance with the Listing Rules.

The total number of options or awards available for grant under the 2024 Share Scheme as of June 20, 2024 (being the date of adoption of the 2024 Share Scheme) and December 31, 2024 are 57,459,259 and 57,299,259 respectively. As at the Latest Practicable Date, 57,459,259 Class A Ordinary Shares are available for issue and/ or transfer upon vesting or exercise of all options and awards granted and may be granted under the 2024 Share Scheme representing 10.65% of the total number of Class A Ordinary Shares in issue as at the Latest Practicable Date, and approximately 9.42% of the total number of all Shares (including Class A Ordinary Shares and Class B Ordinary Shares) in issue as at the Latest Practicable Date.

# Directors' Report

***Service providers limit***. The maximum number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the awards granted and to be granted to service providers under the 2024 Share Scheme is 5,745,925 Class A Ordinary Shares, representing 1% of the total number of Shares in issue as of June 20, 2024 (being the date of adoption of the 2024 Share Scheme) (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares), unless Shareholders approve a further refreshment or Shareholders' approval is obtained in compliance with the Listing Rules. The total number of options or awards available for grant under the service providers limit of 2024 Share Scheme as of June 20, 2024 (being the date of adoption of the 2024 Share Scheme) and December 31, 2024 are 5,745,925 and 5,745,925 respectively.

***Individual Limit.*** The total number of Class A Ordinary Shares and/or ADSs issued and to be issued upon the vesting or exercise of awards granted and to be granted under the 2024 Share Scheme and other awards schemes of the Company to each selected participant (excluding awards lapsed in accordance with the 2024 Share Scheme) in any 12-month period up to (and including) the date of the latest grant is, 5,745,925 Class A Ordinary Shares, representing 1% of the total number of Shares in issue as of June 20, 2024 (being the date of adoption of the 2024 Share Scheme) (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares). Any further grant of awards to a selected participant which would exceed the individual limit shall be subject to separate approval of the Shareholders in general meeting in accordance with the Listing Rules.

***0.1% Limit.*** Where any grant of awards (but excluding grant of options) to any director (other than an independent non-executive Director) or chief executive of the Company, or any of their respective associates, would result in the Class A Ordinary Shares and/or ADSs issued and to be issued in respect of all awards granted (excluding awards lapsed in accordance with the scheme rules) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) at the relevant time, such further grant of awards must be approved by the Shareholders in general meeting in the manner required and subject to the requirements set out in the Listing Rules. Where any grant of awards to an independent non-executive Director or substantial shareholder of the Company or any of their respective associates would result in the number of Class A Ordinary Shares and/or ADSs issued and to be issued in respect of all awards granted (excluding awards lapsed in accordance with the terms of the 2024 Share Scheme) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) at the relevant time, such further grant of awards must be approved by the Shareholders in general meeting in the manner required and subject to the requirements set out in the Listing Rules.

**Vesting period.** The Board (or the scheme administrator) may from time to time while the 2024 Share Scheme is in force and subject to all applicable laws, rules and regulations, determine the applicable vesting dates and any other criteria and conditions for vesting of the awards in its sole and absolute discretion. The vesting period in respect of any award shall not be less than 12 months from the grant date, except that with respect to a selected participant who is an employee participant, a shorter vesting period may be permitted in circumstances set out below:

(i)      grants as "make whole" awards to a new employee participant upon joining the Group to replace the share awards such selected participant forfeited when leaving his/her previous employer;

(ii)     grants to an employee participant whose employment is terminated due to death or disability or occurrence of any out of control event;

(iii)    grants of awards which are subject to the fulfilment of performance-based vesting conditions, in lieu of time-based vesting criteria;

(iv)    grants of awards the timing of which is set due to administrative and/or compliance reasons unrelated to the performance of the employee participant, in which case the vesting date may be adjusted to take account of the time from which the award would have been granted if not for such administrative and/or compliance reasons;

(v)     grants of awards with a mixed vesting schedule such that the awards may vest evenly over a period of 12 months; or

(vi)    grants of awards with a total vesting and holding period of more than 12 months, such as where the awards may vest by several batches with the first batch to vest within 12 months of the grant date and the last batch to vest 12 months after the grant date.

**Option period.** Any option granted may be exercised during a period, which is to be determined and notified by the Board (or the scheme administrator) to each selected participant in the award letter, and shall not expire later than ten years from the grant date of the option. An option shall lapse automatically and shall not be exercisable (to the extent not already exercised) on the expiry of the tenth anniversary from the grant date.

**Exercise price, purchase price and basis of determining exercise price.** The exercise price for options under the 2024 Share Scheme must be at least the higher of (i) the per-share closing price of the ADSs on the NYSE on the grant date, which must be a NYSE trading day; (ii) the average per-share closing price of the ADSs on the NYSE for the five NYSE trading days immediately preceding the grant date; and (iii) the nominal value of a Class A Ordinary Share, subject to the condition that the Company shall not grant any Options with an exercise price denominated in Hong Kong dollars unless such exercise price complies with Rule 17.03E of the Listing Rules, and provided that in the event of fractional prices, the exercise price per Class A Ordinary Share shall be rounded upwards to the nearest whole cent.

# Directors' Report

For the avoidance of doubt, purchase price of awards other than options is nil. Considering that the selected participants have contributed or will contribute to the Group, the Company is of the view that a purchase price for the awards other than options at nil consideration is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Board (or the scheme administrator) may determine the amount payable (if any) on an application or acceptance of an award and the period(s) within which any payments or calls must or may be made or loans for such purposes must be repaid. Subject to applicable laws and regulations, the consideration to be paid (if any) for the Class A Ordinary Shares and/or ADSs underlying the awards, including the method of payment, shall also be determined by the Board (or the scheme administrator) as it deems appropriate.

***Duration and remaining life.*** The 2024 Share Scheme shall be valid and effective for the period of ten years from the adoption date, being June 20, 2024, and thereafter for so long as there are any unvested award granted under the 2024 Share Scheme prior to the expiration of the 2024 Share Scheme, in order to give effect to the vesting of such award or otherwise as may be required in accordance with the provisions of the scheme rules. For the avoidance of doubt, options granted during the life of the 2024 Share Scheme shall continue to be valid and exercisable in accordance with their terms of grant within the option period as described above. As of December 31, 2024, the remaining life of the 2024 Share Scheme is approximately 9.5 years.

***Outstanding awards.*** From the date of adoption of the 2024 Share Scheme to December 31, 2024, no option had been granted pursuant to the 2024 Share Scheme.

Other than the awards granted as disclosed in the movement table set out on pages 55 to 56 of this report, no share awards have been granted during the Reporting Period.

Pursuant to Rule 17.03D(1) of the Listing Rules, during the Reporting Period and as of December 31, 2024, no grant of share options and awards to any one participant in aggregate exceeded 1% of the total of Class A Ordinary Shares and Class B Ordinary Shares in issue in any 12-month period up to and including the date of grant under the 2024 Share Scheme. No share option or award has been granted to any related entity participant or service provider under the 2024 Share Scheme.

Details of the movements of awards under the 2024 Share Scheme during the Reporting Period are as follows:

| Category and name of grantee | Date of grant | Expiry date | Vesting period[1] | Number of Class A Ordinary Shares underlying the relevant awards | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Unvested awards as of January 1, 2024 | Granted during the Reporting Period[2], [3], and [5] | Vested during the Reporting Period | Cancelled during the Reporting Period | Lapsed during the Reporting Period | Unvested awards as of December 31, 2024 |
| **Employee participants** | | | | | | | | | |
| Six employees | October 18, 2024 | October 17, 2034 | 4 years | – | 160,000 | – | – | – | 160,000 |
| **Subtotal** | | | | – | 160,000 | – | – | – | 160,000 |
| **Total** | | | | – | 160,000 | – | – | – | 160,000 |

# Directors' Report

*Notes:*

(1) During the Reporting Period, the vesting period of the awards granted under the 2024 Share Scheme was 48 months. There is no purchase price attached to the unvested awards during the Reporting Period.

(2) The fair value of awards are calculated in accordance with the accounting standard and policy adopted for preparing the Company's financial statements, namely the U.S. GAAP. For the description of the basis for fair value measurement and information on whether and how the features of the awards are incorporated into the measurement of fair value, please refer to Note 16 to the consolidated financial statements of the Company.

(3) Refers to the number of Class A Ordinary Shares underlying the relevant awards (funded by the Depositary Shares) granted during the Reporting Period.

(4) There are no grants of awards under the 2024 Share Scheme to (i) any other Directors, chief executive or substantial Shareholders of the Company or their respective associates; (ii) any participant with options and awards granted in excess of the 1% individual limit under Rule 17.03D of the Listing Rules; or (iii) any related entity participant or service provider and, in each case, which are funded by new Shares of the Company or the Depositary Shares.

(5) The following grants were made during the Reporting Period. All grantees under the grants made during the Reporting Period were employee participants of the Group. Such grants are not subject to any performance targets, and are not subject to any clawback mechanism for the Company to recover but would be subject to tax withholding by the Company in connection with settlement of RSUs pursuant to the terms and conditions of the 2024 Share Scheme. There was no arrangement for the Company or any of its subsidiaries to provide financial assistance to such grantees to facilitate the purchase of shares under the 2024 Share Scheme.

| Category and name of grantee | Date of grant | Granted during the Reporting Period | Closing price per ADS underlying the awards granted during the Reporting Period immediately before the grant date(s) quoted on the NYSE (US$) | Vesting period | Fair value of the awards granted (funded by the Depositary Shares) during the Reporting Period at the date of grant (US$) |
|---|---|---|---|---|---|
| **Six employee participants** | October 18, 2024 | 160,000 | 1.54 | 48 months | 1.64 |
| **Total** | | **160,000** | | | |

# Directors' Report

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES, TRANSACTION IN SECURITIES

Repurchases of Class A ordinary shares of the Company and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

During the Reporting Period, the Company repurchased approximately 223,773 ADSs representing the same number of Class A ordinary shares of the Company (the "**Repurchased Shares**") from the open market for a total consideration of approximately US$0.4 million. As of the date of this report, the Repurchased Shares are pending cancellation, and would not receive the Special Dividend.

| Month and year of repurchase | Number and method of repurchased ADSs representing the same number of Class A ordinary shares | Price paid per Class A ordinary share | | Aggregate consideration |
|---|---|---|---|---|
| | | Highest | Lowest | |
| June 2024 | 223,773 on the New York Stock Exchange | US$1.76 | US$1.67 | US$381,317.33 |
| **Total** | **223,773 on the New York Stock Exchange** | **US$1.76** | **US$1.67** | **US$381,317.33** |

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange (including sale of treasury shares) during the Reporting Period. Saved as disclosed above, there was no transaction in the Company's securities, or securities of its subsidiaries (in each case, in the nature of (1) convertible securities, warrants or similar rights issued or granted; (2) exercise of any conversion or subscription rights attached to the aforesaid; or (3) redemption, purchase or cancellation of redeemable securities) during the Reporting Period.

As of December 31, 2024 and as of the date of this report, the Company does not hold any treasury shares.

# Directors' Report

## DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO LISTING RULE 13.51B(1)

Ms. LIU Yao resigned as an executive Director, the chief financial officer, a senior vice president and an authorized representative of the Company under Rule 3.05 of the Listing Rules, and Mr. Yang was appointed as the chief financial officer and an authorized representative of the Company under Rule 3.05 of the Listing Rules, both with effect from September 16, 2024, as detailed in an announcement of the Company dated August 26, 2024. Ms. Zhang was appointed as an executive Director with effect from November 18, 2024 as detailed in an announcement of the Company dated November 18, 2024. Save as the aforesaid, during the Reporting Period, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

## COMPLIANCE WITH APPENDIX D2 OF THE LISTING RULES

According to paragraph 40 of Appendix D2 to the Listing Rules, save as disclosed in this report, the Company confirmed that the current company information in relation to those matters set out in paragraph 32 of Appendix D2 to the Listing Rules has not changed materially from the information disclosed in the Company's annual report for the year ended December 31, 2024.

## USE OF PROCEEDS FROM THE GLOBAL OFFERING

On July 5, 2022, the Class A Ordinary Shares were listed on the Main Board of the Hong Kong Stock Exchange. The net proceeds from the Global Offering amounted to approximately HK$70 million, which will be applied for the following purposes:

- Approximately 30% is expected to be used over the course of the next five years to enhance our IoT technologies and infrastructure.

- Approximately 30% is expected to be used over the course of the next five years to expand and enhance our product offerings.

- Approximately 15% is expected to be used over the course of the next five years for marketing and branding activities.

- Approximately 15% will be used over the course of the next five years to pursue strategic partnerships, investments and acquisitions to implement our long-term growth strategies.

- Approximately 10% will be used over the course of the next five years for general corporate purposes and working capital needs.

Regarding net proceeds that had not been utilized, the Company intends to use them in the same manner, allocations and proportions as stated in the Prospectus. The completion time of utilizing the net proceeds will be determined based on the future business development of the Company. During the Reporting Period, the Company had utilized the net proceeds as set out in the table below:

| | Percentage of the total net proceeds raised from the Listing Approximate (%) | Planned use of proceeds in the same manner and proportion as stated in the Prospectus Approximate (HK$ million) | Net proceeds unutilized as at January 1, 2024 Approximate (HK$ million) | Actual use of proceeds during the Reporting Period Approximate (HK$ million) | Net proceeds unutilized as at December 31, 2024 Approximate (HK$ million) | Expected timeframe for utilizing the remaining unutilized net proceeds |
|---|---|---|---|---|---|---|
| To enhance our IoT technologies and infrastructure. | 30% | 21.0 | 14.7 | 4.2 | 10.5 | Over the course of the next three years |
| To expand and enhance our product offerings. | 30% | 21.0 | 14.7 | 4.2 | 10.5 | Over the course of the next three years |
| For marketing and branding activities. | 15% | 10.5 | 7.3 | 2.2 | 5.1 | Over the course of the next three years |
| To pursue strategic partnerships, investments and acquisitions to implement our long-term growth strategies. | 15% | 10.5 | 7.3 | 2.2 | 5.1 | Over the course of the next three years |
| For general corporate purposes and working capital needs. | 10% | 7.0 | 4.9 | 1.4 | 3.5 | Over the course of the next three years |
| **Total** | **100%** | **70.0** | **48.9** | **14.2** | **34.7** | |

To the extent that net proceeds are not immediately used for the intended use and to the extent permitted by the relevant law and regulations, the Company will only place the net proceeds as short-term deposits only at licensed banks or financial institutions located in the PRC.

# Directors' Report

## MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the year ended December 31, 2024 which could have a material and adverse effect on our financial condition or results of operations. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company since the Listing Date and up to the Latest Practicable Date which could have a material and adverse effect on our financial condition or results of operations.

In August 2022, the Company and certain of its current and former directors and officers and its underwriters in the Company's U.S. Listing were named as defendants in a securities class action filed in the U.S. District Court for the Southern District of New York. An amended complaint in this class action was filed in March 2023. The action, purportedly brought on behalf of a class of persons or entities who purchased ADS in or traceable to the Company's U.S. Listing, alleges that the Company's registration statement on Form F-1 in connection with the U.S. Listing contains materially misleading statements and omissions in violation of Section 11 of the U.S. Securities Act of 1933.

Pursuant to a scheduling order entered in January 2023, the Company filed a motion to dismiss the action in May 2023. On March 5, 2024 (U.S. Eastern Time), the court entered an order granting the Company's motion to dismiss in part and denying it in part. The Company filed a motion for judgment on the pleadings on April 25, 2024, pursuant to Federal Rule of Civil Procedure 12(c). On March 7, 2025, the court granted the Company's motion for judgment on the pleadings, concluding that the plaintiffs failed to identify any false or misleading statements in the Company's registration statement. The Court granted leave for the plaintiffs to amend their complaint by March 28, 2025. The plaintiffs did not serve an amended complaint prior to that deadline. On March 31, 2025, the Court entered judgment in favor of the Company and all other defendants, dismissing all claims asserted in the action with prejudice.

The Company's defence of itself in legal and regulatory proceedings is costly and can impose a significant burden on its directors, management and employees. The results of current or future litigation and regulatory proceedings cannot be predicted with certainty, and regardless of the outcome, litigation and regulatory proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

## EVENTS AFTER DECEMBER 31, 2024

Save as disclosed in this report, there was no other significant events that might adversely affect the Group after December 31, 2024, and up to the Latest Practicable Date.

## APPROVAL OF ANNUAL REPORT

The annual report and the audited consolidated results of the Group for the year ended December 31, 2024 were approved and authorized for issue by the Board on February 26, 2025.

By order of the Board
**Mr. Wang Xueji**
*Chairman*

Hong Kong
April 24, 2025

## DIRECTORS

### Executive Directors

**Mr. WANG Xueji (王學集)** aged 42, is a founder, an executive Director, the chief executive officer and the co-chairman of the Board. Mr. Wang is responsible for the overall strategies, management, corporate culture, and commercial suitability and sustainability of products of the Group.

Mr. Wang has over ten years of experience in IoT industry and about 21 years of experience focusing on software technology, including over 14 years of experience in elastic cloud computing technologies. Prior to founding the Company, Mr. Wang founded PHPWind, one of the most popular open source forums software in China, in 2003. In 2006, Mr. Wang established Hangzhou Detian Information Technology Co., Ltd. (杭州德天信息技術有限公司) to officially commercialize PHPWind business from 2006 to May 2008. In May 2008, PHPWind was acquired by Hangzhou Ali Technology Co., Ltd. (杭州阿里科技有限公司), a subsidiary or consolidated affiliated entity of Alibaba Group Holding Limited (a company listed on the NYSE, symbol: BABA, and secondary listed on the Hong Kong Stock Exchange, stock code: 9988) (together with its subsidiaries and its consolidated affiliated entities, "**Alibaba Group**"). From May 2008 to February 2014, Mr. Wang worked at Alibaba Group, where he served as a senior director and he was responsible for leading and launching a number of major technology and product innovations for Alibaba Cloud and Alipay, including Alibaba's Quick Reference Code payment system.

Mr. Wang received a bachelor's degree in Information and Computing Science from Zhejiang Sci-Tech University (浙江理工大學) in the PRC in June 2005. Mr. Wang was recognized by Forbes as a member of China's Thirty Entrepreneurs under 30 in February 2012, and was named by Fortune China as one of China's Forty Business Elites under 40 in April 2021.

**Mr. CHEN Liaohan (陳燎罕)**, aged 42, is a founder, an executive Director and the co-chairman of the Board, and has been serving as the president of our Group since June 2014. Mr. Chen is responsible for the overall strategies, management, business development and overall customer relationship of the Group. Mr. Chen is also a director of certain major subsidiaries of our Group.

Prior to co-founding the Company, Mr. Chen is the co-founder of PHPWind. Mr. Chen served as the management at Hangzhou Detian Information Technology Co., Ltd. (杭州德天信息技術有限公司) from 2006 to May 2008. Mr. Chen served as an operations director at Alibaba Group, where he worked on Alibaba Cloud and Alibaba's O2O business, leading the application of technology and business operation, from May 2008 to May 2014.

Mr. Chen received a bachelor's degree in information and computing science from Zhejiang Sci-Tech University (浙江理工大學) in the PRC in June 2005, and received a master's degree in computer applied technology from Zhejiang Sci-Tech University (浙江理工大學) in the PRC in July 2010.

# Directors and Senior Management

**Mr. YANG Yi (楊懿)**, aged 43, is a co-founder and an executive Director, and has been serving as our chief operation officer since May 2015 and also appointed as the chief financial officer and an authorized representative since September 2024. Mr. Yang is responsible for capital market, investment, finance, legal and internal controls, human resources, government relations and daily operations of the Group. Mr. Yang is also a director of Tuya Global Inc.

Prior to co-founding the Company, Mr. Yang worked as a business development senior expert at Alibaba Group from April 2011 to May 2015, where he was responsible for developing business opportunities for multiple projects including mobile payment at Alibaba's O2O business and Alibaba Cloud.

Mr. Yang received a bachelor's degree in international business and economics from Guangdong University of Foreign Studies (廣東外語外貿大學) in the PRC in October 2004.

**Ms. ZHANG Yan (張燕)**, aged 41, is an executive Director, and has been serving as the vice president of finance of the Company and several major subsidiaries since January 2021. Ms. Zhang is responsible for the finance of the Group.

Prior to joining the Company, Ms. Zhang worked at Ernst & Young Hua Ming LLP from December 2009 to January 2021, where her last position was senior audit manager.

Ms. Zhang received a bachelor's degree in management from Shanxi University of Finance and Economics (山西財經大學) in the PRC in July 2006, and a master's degree in management from Dongbei University of Finance and Economics (東北財經大學) in the PRC in January 2009.

## Independent Non-Executive Directors

**Mr. HUANG Sidney Xuande (黃宣德)**, aged 59, is appointed as an independent non-executive Director. Mr. Huang is responsible for providing independent professional opinion and judgement to the Board.

Mr. Huang has over 20 years of experience in the technology and internet industry. He is currently a senior advisor of JD.com, Inc. (a company listed on the Nasdaq, symbol: JD, and secondary listed on the Hong Kong Stock Exchange, stock code: 9618) and was its chief financial officer from September 2013 until his retirement in September 2020, including the last three months as an executive coach to his successor. He has been an independent non-executive director of Kuaishou Technology (a company listed on the Hong Kong Stock Exchange, stock code: 1024) since February 2021, an independent non-executive director of Yatsen Holding Limited (a company listed on the NYSE, symbol: YSG) since November 2020, and an independent non-executive director of MIXUE Group (a company listed on the Hong Kong Stock Exchange, stock code: 2097) since December 2023.

Prior to joining JD.com, Inc. in September 2013, Mr. Huang had served multiple top management roles for VanceInfo Technologies Inc., including its co-president, chief operating officer and chief financial officer as well as the chief financial officer of its successor company, Pactera Technology International Ltd., after the merger. He was an investment banker at Citigroup Global Markets Inc. in New York from August 2002 to July 2004. He held various positions including audit manager at KPMG LLP from January 1997 to August 2000 and qualified as a Certified Public Accountant in the State of New York in October 1999.

Mr. Huang is currently a Foundation Fellow at St Anthony's College of the University of Oxford where he was an Academic Visitor focusing on geoeconomics from October 2021 to September 2022. He received an MBA degree from the J.L. Kellogg School of Management at Northwestern University in the United States in June 2002 and a bachelor's degree in accounting from Bernard M. Baruch College of The City University of New York in the United States in February 1997. Mr. Huang has the appropriate qualifications under Rule 3.10(2) of the Listing Rules.

**Mr. QIU Changheng (邱昌恒)**, aged 49, is appointed as an independent non-executive Director. Mr. Qiu is responsible for providing independent professional opinion and judgement to the Board.

Mr. Qiu is a founder of Kunteng (Hainan) Equity Investment Fund Management Co., Ltd. (鯤騰(海南)股權投資基金管理有限公司) since July 2017. Prior to that, he served at Taobao (China) Software Co., Ltd. (淘寶(中國)軟件有限公司) from December 2004 to May 2016, where his last position was vice president.

Mr. Qiu received a bachelor's degree in physics from Zhejiang University (浙江大學) in the PRC in June 1997 and a MBA degree from Peking University (北京大學) in the PRC in June 2004.

# Directors and Senior Management

**Mr. KUOK Meng Xiong (郭孟雄) (alias GUO Mengxiong)**, aged 43, is appointed as an independent non-executive Director. Mr. Kuok is responsible for providing independent professional opinion and judgement to the Board.

Mr. Kuok has been the Chief Executive Officer of K3 Venture Partners Pte. Ltd. since January 2020. He worked as Vice President (Projects) at Shangri-La International Hotel Management Ltd from October 2012 to February 2017. Mr. Kuok has been an independent non-executive director of TVS Motor Company Limited (a company listed on the National Stock Exchange of India Ltd., symbol: TVSMOTOR) from March 2021 to August 2024.

Mr. Kuok received his bachelor's degree in science from Cornell University in the United States in January 2007.

**Mr. YIP Pak Tung Jason (葉栢東)**, aged 42, is appointed as an independent non-executive Director. Mr. Yip is responsible for providing independent professional opinion and judgement to the Board.

Mr. Yip worked in the audit division of PricewaterhouseCoopers in Canada from May 2003 to May 2007. He was a manager at PricewaterhouseCoopers in Hong Kong from June 2007 to June 2010. Mr. Yip worked in Alibaba Group Holding Limited (a company listed on the NYSE, symbol: BABA, and secondary listed on the Hong Kong Stock Exchange, stock code: 9988) from June 2010 to May 2022, where he served as a senior director of finance, primarily responsible for the group's financial reporting and technical accounting and share-based compensation administration and management.

Mr. Yip received a bachelor's degree of commerce from the University of British Columbia in Canada in May 2005. Mr. Yip qualified as a Chartered Accountant in Canada in January 2007 and has been a member of the Hong Kong Institute of Certified Public Accountants since September 2016.

## SENIOR MANAGEMENT

Our senior management team comprises of Mr. Wang, Mr. Chen and Mr. Yang who are each an executive Director. For details of Mr. Wang, Mr. Chen and Mr. Yang, please refer to "Directors – Executive Directors" above.

## JOINT COMPANY SECRETARIES

**Mr. CHAI Xiaolang (柴曉浪)**, aged 31, has been appointed as our joint company secretary with effect from January 2022. Mr. Chai joined our Group in June 2019 and has served as the director of capital markets of the Group. Prior to joining our Group, Mr. Chai worked at Hangzhou Hikvision Digital Technology Co., Ltd. ("**Hikvision**") from July 2018 to June 2019, during which he served as a senior finance specialist at Hikvision headquarter and as financial director at Hikvision North America. From January 2015 to June 2018, Mr. Chai worked at Deloitte Touche Tohmatsu Certified Public Accountants LLP as an auditor of audit and assurance division.

Mr. Chai received a bachelor's degree in finance from Shanghai University (上海大學) in the PRC in July 2014.

**Ms. TANG King Yin (鄧景賢)** has been appointed as our joint company secretary with effect from January 2022. Ms. Tang is a senior manager of Corporate Services of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services. She has over 10 years of experience in the corporate secretarial field. She is a Chartered Secretary, Chartered Governance Professional and an associate member of both The Hong Kong Chartered Governance Institute (HKCGI) and The Chartered Governance Institute in the United Kingdom.

Ms. Tang received a bachelor's degree in Business Administration from Hong Kong Shue Yan University in July 2011 and a master's degree in Corporate Governance and Compliance from Hong Kong Baptist University in November 2021.

## CHANGES TO DIRECTORS' INFORMATION

Save as disclosed in this annual report, during the year ended December 31, 2024 and up to the Latest Practicable Date, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. For details, please refer to the section headed "Disclosure of Changes in Directors' Information pursuant to Listing Rule 13.51B(1)" in this annual report.

# Corporate Governance Report

## CORPORATE GOVERNANCE

The Board is pleased to present the corporate governance report for the Company for the Reporting Period.

## CORPORATE GOVERNANCE CULTURE

The Company recognizes the value and importance of achieving high corporate governance standards to enhance corporate performance, transparency and accountability, and to further earn the trust of shareholders and public. The Company is committed to upholding high standards of corporate governance which, it believes, is crucial to the development of the Company and safeguarding the interests of the shareholders of the Company. Corporate governance is the process by which the Board instructs management of the Group to conduct its affairs to ensure the achievement of its objectives. The board is committed to adopt sound governance and disclosure practices, and will continuously improve these practices and establish a highly ethical corporate culture.

For more details about the corporate governance culture, please also refer to the ESG Report which will be presented in a separate report and published on the websites of the Company's investor relations at ir.tuya.com and the Hong Kong Stock Exchange at www.hkexnews.hk.

## COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders, enhance corporate value, formulate its business strategies and policies, and enhance its transparency and accountability.

The Company has adopted the principles and code provisions of the Corporate Governance Code set forth in Appendix C1 of the Listing Rules as the basis of the Company's corporate governance practices.

During the Reporting Period, the Company has complied with all the applicable code provisions of the Corporate Governance Code as set forth in Appendix C1 to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company deviates from this code provision because Mr. Wang performs both the roles of a co-chairman of the Board and the chief executive officer of the Company. Mr. Wang is a founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that, in view of Mr. Wang's experience, personal profile and his roles in the Company as mentioned above, Mr. Wang is the Director best suited to identify strategic opportunities, ensure the consistent leadership within the Company, and focus on the Board due to his extensive understanding of the Company's business as the chief executive officer of the Company. The Board also believes that the combined roles of both chairman and chief executive officer can promote the effective execution of strategic initiatives and facilitate the flow of information between management and the Board.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. The reasons are: (i) all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent non-executive Directors; (ii) Mr. Wang and the other Directors acknowledge and undertake to fulfil their fiduciary duties as directors, which require them, among other things, to act in the interests of the Company in a manner that is in the best interests of the Company and to make decisions for the Group accordingly; and (iii) the Board is made up of experienced and talented people who meet regularly to discuss matters affecting the operations of the Company to ensure a balance of power and authority. In addition, the Group's overall strategic and other major businesses, financial and operational policies have been formulated jointly by the Board and senior management after detailed discussion.

The Board will continue to review and may recommend separating the roles of chairman of the Board and the chief executive officer of the Company in the future if and when it is appropriate taking into account the circumstances of the Group as a whole.

The Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code, and maintain a high standard of corporate governance practices of the Company.

## COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors' securities transactions. Specific enquiry has been made of all the Directors and they have confirmed that they have complied with the Model Code throughout the Reporting Period.

The Company has also established written guidelines (the "**Employees Written Guidelines**") no less exacting than the Model Code for securities transactions by employees who, because of such office or employment, are likely to possess inside information in relation to the Company or its securities. No incident of non-compliance of the Employees Written Guidelines by the employees was noted by the Company.

## BOARD OF DIRECTORS

The Company is headed by an effective Board which assumes responsibility for its leadership and control and be collectively responsibility for promoting the Company's success by directing and supervising the Company's affairs. Directors take decisions objectively in the best interests of the Company.

The Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business and regularly reviews the contribution required from a Director to perform his responsibilities to the Company and whether the Director is spending sufficient time performing them that are commensurate with their role and the Board responsibilities. The Board includes a balanced composition of executive Directors and independent non-executive Directors so that there is a strong independent element on the Board, which can effectively exercise independent judgement.

# Corporate Governance Report

## BOARD COMPOSITION

The Board currently comprises eight members consisting of four executive Directors and four independent non-executive Directors.

During the Reporting Period and up to the Latest Practicable Date, the composition of the Board comprised the following Directors:

### Executive Directors

Mr. WANG Xueji *(Co-chairman, chief executive officer and member of Compensation Committee)*
Mr. CHEN Liaohan *(Co-chairman and member of Nomination Committee)*
Mr. YANG Yi
Ms. LIU Yao *(resigned with effect from September 16, 2024)*
Ms. ZHANG Yan *(appointed with effect from November 18, 2024)*

### Independent non-executive Directors

Mr. HUANG Sidney Xuande *(Chairman of Audit Committee)*
Mr. QIU Changheng *(Chairman of Compensation Committee, Nomination Committee and Corporate Governance Committee)*
Mr. KUOK Meng Xiong (alias GUO Mengxiong) *(Member of Audit Committee and Nomination Committee)*
Mr. YIP Pak Tung Jason *(Member of Audit Committee, Compensation Committee and Corporate Governance Committee)*

Ms. LIU Yao resigned as an executive Director, the chief financial officer, a senior vice president and an authorized representative of the Company with effect from September 16, 2024, as detailed in an announcement of the Company dated August 26, 2024. Ms. Zhang was appointed as an executive Director with effect from November 18, 2024 as disclosed in the announcement made by the Company dated November 18, 2024.

The biographical details of the Directors are set out in the section headed "Directors and Senior Management" in this annual report. There are no financial, business, family or other material/relevant relationship between members of the Board.

## BOARD MEETINGS AND COMMITTEE MEETINGS

Code provision C.5.1 of the Corporate Governance Code stipulates that the board should meet regularly and board meetings should be held at least four times a year at approximately quarterly intervals. The board meetings will involve the active participation, either in person or through electronic means of communication, of a majority of directors entitled to be present, at approximately quarterly intervals. Schedules for regular Board meetings are normally agreed with Directors in advance to facilitate their attendance. At least 14 days' notice for all regular Board meetings will be given to all Directors. For other Board meetings, notice shall be given two (2) calendar days prior to the meeting counting from the date service is deemed to take place as provided in the Articles of Association and excluding the proposed date of the Board meeting, provided that such requirement may be waived in writing by a majority of the Directors then in office. All Directors are given the opportunity to include items or businesses for discussion in the agenda. To enable the Directors to be properly briefed on issues arising at each of the Board meetings and to make informed decisions, an agenda and the accompanying Board papers will be sent to all Directors in a timely manner of every Board meeting.

During the Reporting Period, 5 Board meetings, 10 Board committee meetings and an annual general meeting were held. The forthcoming annual general meeting of the Company is expected to be held no later than June 30, 2025.

Corporate Governance Report

A summary of the attendance record of the Directors at Board meetings, Board committee meetings and the annual general meeting of the Company held during the Reporting Period is set out in the following table:

| Director | Annual general meeting | Board meeting | Audit Committee meeting | Compensation Committee meeting | Nomination Committee meeting | Corporate Governance Committee meeting |
|---|---|---|---|---|---|---|
| | **Number of meeting(s) attended/Number of meeting(s) held** | | | | | |
| **Executive Director** | | | | | | |
| Mr. Wang | 1/1 | 5/5 | N/A | 2/2 | N/A | N/A |
| Mr. Chen | 1/1 | 5/5 | N/A | N/A | 2/2 | N/A |
| Mr. Yang | 1/1 | 5/5 | N/A | N/A | N/A | N/A |
| Ms. LIU Yao *(resigned with effect from September 16, 2024)* Note 1 | 1/1 | 4/4 | N/A | N/A | N/A | N/A |
| Ms. ZHANG Yan *(appointed with effect from November 18, 2024)* Note 2 | N/A | 1/1 | N/A | N/A | N/A | N/A |
| **Independent non-executive Director** | | | | | | |
| Mr. HUANG Sidney Xuande | 1/1 | 5/5 | 4/4 | N/A | N/A | N/A |
| Mr. QIU Changheng | 1/1 | 5/5 | N/A | 2/2 | 2/2 | 2/2 |
| Mr. KUOK Meng Xiong (alias GUO Mengxiong) | 1/1 | 3/5 | 2/4 | N/A | 2/2 | N/A |
| Mr. YIP Pak Tung Jason | 1/1 | 5/5 | 4/4 | 2/2 | N/A | 2/2 |

*Notes:*

1. Ms. LIU Yao resigned as an executive Director, the chief financial officer, a senior vice president and an authorized representative of the Company with effect from September 16, 2024, as detailed in an announcement of the Company dated August 26, 2024.

2. Ms. Zhang was appointed as an executive Director with effect from November 18, 2024, as detailed in an announcement of the Company dated November 18, 2024.

## INDEPENDENT NON-EXECUTIVE DIRECTORS

The independent non-executive Directors have brought in a wide range of business and financial expertise, experience and independent judgement to the Board. Through active participation in the Board meetings and serving on various Board committees, all independent non-executive Directors will continue to make various contributions to the Company.

The Board has at all times during the Reporting Period met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive Directors representing at least one-third of the Board members, and that at least one of the independent non-executive Directors has appropriate professional qualifications or accounting or related financial management expertise.

The Company has received from each of the independent non-executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers each of the independent non-executive Directors to be independent and meet the independence guidelines as set out in Rule 3.13 of the Listing Rules.

# Corporate Governance Report

## BOARD INDEPENDENCE

The Company recognizes the importance of board independence to corporate governance. In particular, the following mechanisms are in place in order to ensure that there is a strong independent element on the Board which is key to the Board's effectiveness:

- In assessing whether a potential candidate is qualified to become an independent director of the Company, the Nomination and Corporate Governance Committee and the Board will consider, among others, whether the candidate is able to devote sufficient time on performing his/her duties as an independent director of the Company, and the background and qualification of the candidate, in order to assess whether such candidates are able to bring independent views to the Board.

- In considering whether an independent director should be proposed for re-election, the Nominating and Corporate Governance Committee and the Board will assess and evaluate the independent director's contribution to the Board during the term, in particular, whether the independent director was able to bring independent views to the Board.

The Company will ensure that there are channels (in addition to independent directors) where independent views are available, including but not limited to availability of access by directors of the Company to external independent professional advice to assist their performance of duties.

The Board reviews the implementation and effectiveness of the aforesaid mechanism on a periodic basis.

## APPOINTMENT AND RE-ELECTION OF DIRECTORS

Pursuant to code provision B.2.2 of the Corporate Governance Code, every director, including those appointed for specific term, should be subject to retirement by rotation at least once every three years. Pursuant to Rule 8A.29 of the Listing Rules, the independent non-executive directors of an issuer with a WVR structure must be subject to retirement by rotation at least once every three years.

A Director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. A Director appointed to fill a casual vacancy on or as an addition to the existing Board shall hold office only until the first annual general meeting of the Company after his or her appointment, and shall then be eligible for re-election at that meeting. At every annual general meeting of the Company the independent non-executive Directors for the time being shall retire from office by rotation provided that every independent non-executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring independent non-executive Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election threat.

Each of the executive Directors has entered into a director agreement with the Company. The term of appointment of Mr. Wang, Mr. Chen and Mr. Yang shall be for an initial term of three years from June 16, 2022 or until the third annual general meeting of the Company after the Listing Date (whichever is earlier). The term of appointment of Ms. Zhang shall be for an initial term of three years from November 18, 2024 or until the third annual general meeting of the Company after her appointment (whichever is earlier). The term will be extended for an additional term of three years after the end of the initial term if the parties mutually agree in writing to such extension, or if the relevant executive Director is re-elected at shareholders meeting or re-appointed by the Board pursuant to the Articles of Association.

# Corporate Governance Report

Each of the independent non-executive Directors has entered into a director agreement with the Company. The term of appointment shall be three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date (whichever is earlier) (subject always to re-election and rotation as and when required under the Articles of Association). The term will be extended for an additional term of three years after the end of the initial term if the parties mutually agree in writing to such extension, or if the relevant independent non-executive Director is re-elected at shareholders meeting or re-appointed by the Board pursuant to the Articles of Association.

Ms. Zhang Yan (張燕), our executive Director appointed with effect from November 18, 2024 has obtained legal advice referred to under Rule 3.09D of the Listing Rules on November 14, 2024, and she confirmed that she understood her obligations as a director of a listed issuer.

## RESPONSIBILITIES, ACCOUNTABILITIES AND CONTRIBUTIONS OF THE BOARD AND MANAGEMENT

The Board is the primary decision-making body of the Company and is responsible for leadership and control of the Company, overseeing the Group's businesses, strategic decisions and performance and is collectively responsible for promoting the success of the Company by directing and supervising its affairs and acting in the best interests of the Company and its Shareholders. The Board makes decisions objectively in the interests of the Company. All Directors have full and timely access to all the information of the Company, and may upon request, seek independent professional advice in appropriate circumstances at the Company's expenses for discharging their duties. All Directors, including the non-executive Director and independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. In particular, the role of an independent non-executive director of a listed issuer with a WVR structure include but is not limited to the functions described in code provisions C.1.2, C.1.6 and C.1.7 in Part 2 of Appendix C1 to the Listing rules. The Group's senior management is responsible for the day-to-day management of the Group's business and is responsible for overseeing the general operation, business development, finance, marketing and operations.

The Board reserves for its decision on all major matters relating to policy matters, strategies and budgets, internal control and risk management systems, material transactions (in particular those that may involve conflict of interests), financial information, appointment of Directors and other significant financial and operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

The Directors shall disclose to the Company details of other offices held by them.

# Corporate Governance Report

## BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written charter. The charters of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

### Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and internal controls, oversee our compliance with legal and regulatory requirements in relation to financial statements and accounting matters, review our policies and practices with respect to risk assessment and risk management, review the adequacy of our internal control over financial reporting, review the fairness and appropriateness of all related party transactions, and make recommendations to the Board on the appointment, reappointment and removal of the external auditor.

The Audit Committee comprises three independent non-executive Directors, being Mr. HUANG Sidney Xuande, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason, with Mr. HUANG Sidney Xuande (being the independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

During the Reporting Period, the Audit Committee held 4 meetings. The Audit Committee has reviewed the 2024 interim report, this annual report and the consolidated financial statements of the Group for the year ended December 31, 2024, including the audited consolidated annual results for the year ended December 31, 2024 of the Group, and has met with the independent auditor of the Company, PricewaterhouseCoopers, 4 times during the Reporting Period. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company, internal control and financial reporting matters, appointment of external auditor, engagement of non-audit services and relevant scope of works, connected transaction and arrangements for employees to raise concerns about possible improprieties. There is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company.

The attendance records of the Audit Committee are set out under the section headed "Board Meetings and Committee Meetings" in this report.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has audited the consolidated annual results for the year ended December 31, 2024 of the Group.

# Corporate Governance Report

## Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are, among other things, to review and make recommendations to the Board with respect to policy and structure for all directors' and senior management's remuneration, review and approve remuneration proposals with reference to the Board's corporate goals and objective, review and approve the compensation payable to our Directors and senior management for any loss or termination of office or appointment, review our management succession planning as well as evaluation of and development plans for potential successors to the executive officers, review and submit for Board's approval of our executive compensation and benefits policies, and review and assess risks arising from our employee compensation policies and practices consider time commitment and responsibilities and employment conditions.

The Compensation Committee comprises one executive Director, being Mr. Wang, and two independent non-executive Directors, being Mr. QIU Changheng and Mr. YIP Pak Tung Jason, with Mr. QIU Changheng as the chairman of the Compensation Committee.

The Compensation Committee held 2 meetings during the Reporting Period to review and make recommendation to the Board on the terms of the director compensation and the compensation of the executive officers and senior management and assess performance of executive Directors. The attendance records of the Compensation Committee are set out under the section headed "Board Meetings and Committee Meetings" in this report.

For details of the compensation of the senior management by band, please refer to the section headed "Emoluments of Directors, the Five Highest Paid Individuals and Senior Management" in this annual report.

The Company's compensation policy is to ensure that the compensation offered to employees, including Directors and senior management, is based on skill, knowledge, responsibilities and involvement in the Company's affairs. The compensation packages of executive Directors are also determined with reference to the Company's performance and profitability, the prevailing market conditions and the performance or contribution of each executive Director. The compensation for the executive Directors comprises basic salary, allowances and benefits in kind, contribution to retirement benefit scheme on the directors' behalf performance and discretionary related bonus. The compensation policy for independent non-executive Directors is to ensure that non-executive Directors and independent non-executive Directors are adequately compensated for their efforts and time dedicated to the Company's affairs, including their participation in Board committees. The compensation for the independent non-executive Directors mainly comprises Director's fee which is determined with reference to their duties and responsibilities by the Board. Directors and senior management shall receive options or awards granted under the Company's 2015 Equity Incentive Plan or to be granted under the 2024 Share Scheme. Individual Directors and senior management have not been involved in deciding their own compensation.

# Corporate Governance Report

There was no matter relating to the 2015 Equity Incentive Plan and the 2024 Share Scheme that were reviewed and approved by the compensation committee pursuant to Rule 17.07A of the Listing Rules during the Reporting Period.

## Nomination Committee

The Company has established a Nomination Committee in compliance with Rule 8A.27 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Nomination Committee are, among other things, to review and evaluate the size, composition, function and duties of the Board, recommend criteria for the selection of candidates to the Board and its committees and identify qualified individuals, recommend to the Board the persons to be nominated for election at the next annual or special meeting of Shareholders at which Directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meeting and recommend Directors for appointment to Board committees, and make recommendations to the Board as to determinations of Director independence and oversee the evaluation of the Board.

The Nomination Committee comprises one executive Director, being Mr. Chen, and two independent non-executive Directors, being Mr. QIU Changheng and Mr. KUOK Meng Xiong (alias GUO Mengxiong), with Mr. QIU Changheng as the chairman of the Nomination Committee.

The Nomination Committee held 2 meetings during the Reporting Period and reviewed the change of composition of the Audit Committee, the Compensation Committee and the Corporate Governance Committee, the structure, size and composition of the Board and the independence of the Independent Non-executive Directors, to consider the qualifications of the retiring Directors standing for re-election at the Annual General Meeting, taking into account the Company's board diversity policy and director nomination policy. The Nomination Committee considered an appropriate balance of diversity perspectives of the Board is maintained. The attendance records of the Nomination Committee are set out under the section headed "Board Meetings and Committee Meetings" in this report.

With a view to achieving a sustainable and balanced development, the Company sees increasing diversity at the Board level as an essential element in supporting the attainment of its strategic objectives and its sustainable development. The Nomination Committee will work to ensure that there is at least one director of a different gender present in the Nomination Committee, and will continue to consider a range of factors, including but not limited to gender, skills, age, professional experience, knowledge, cultural and educational background, ethnicity and length of service.

## Corporate Governance Committee

The Company has established a Corporate Governance Committee in compliance with Rule 8A.30 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Corporate Governance Committee are, among other things, to review our actions in furtherance of our corporate social responsibility and corporate governance principles, develop and recommend to the Board the Code of Business Conduct and Ethics, ensure that the Company is operated and managed for the benefit of all the Shareholders, and ensure our compliance with the Listing Rules and safeguards relating to the weighted voting rights structure of the Company.

The Corporate Governance Committee comprises two independent non-executive Directors, being Mr. QIU Changheng and Mr. YIP Pak Tung Jason, with Mr. QIU Changheng as the chairman of the Corporate Governance Committee.

Corporate governance measures to avoid potential conflict of interests between the Group and the Controlling Shareholders have been adopted, including: (i) where a Shareholders' meeting is held pursuant to the Listing Rules to consider proposed transactions or arrangements in which the Controlling Shareholders or any of their associates have a material interest, the Controlling Shareholder(s) shall abstain from voting and their votes shall not be counted; (ii) the independent non-executive Directors will review, on an annual basis, whether there is any conflict of interests between the Group and the Controlling Shareholders and provide impartial and professional advice to protect the interests of the minority Shareholders; (iii) the Controlling Shareholders will undertake to provide all information necessary, including all relevant financial, operational and market information and any other necessary information as required by the independent non-executive Directors for the purpose of their annual review; and (iv) the Company will disclose decisions on matters reviewed by the independent non-executive Directors either in its annual reports or by way of announcements as required by the Listing Rules.

The Corporate Governance Committee will be required to confirm to the Board it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the beneficiaries of weighted voting rights in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole indiscriminately.

The Corporate Governance Committee will be required to review the compensation and terms of engagement of the Company's compliance advisor, and to confirm to the Board that it is not aware of any factors that would require it to consider either the removal of the current compliance advisor or the appointment of a new compliance advisor.

# Corporate Governance Report

The Corporate Governance Committee held 2 meeting during the Reporting Period and reviewed the following matters:

(i)     the Company's policies and practices on corporate governance;

(ii)    the training and continuous professional development of directors and senior management;

(iii)   the code of business conduct and ethics applicable to employees and Directors;

(iv)    the Company's compliance with the Corporate Governance Code and disclosure in this corporate governance report;

(v)     the Company is operated and managed for the benefit of all the Shareholders;

(vi)    the management of conflicts of interest of the Company and any potential conflict of interest between the Company, its subsidiaries or Consolidated Affiliated Entity and/or Shareholder on one hand and the WVR Beneficiaries on the other;

(vii)   all risks related to the Company's WVR structure, including connected transaction between the Company and its subsidiaries or Consolidated Affiliated Entity on one hand and any WVR Beneficiary on the other;

(viii)  effective and ongoing communication between the Company and the Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules;

(ix)    the Company's various policies and practices on compliance with legal and regulatory requirements; and

(x)     the matters covered in Rule 8A.30 of the Listing Rules.

The attendance records of the Corporate Governance Committee are set out under the section headed "Board Meetings and Committee Meetings" in this report.

The Corporate Governance Committee reviewed and confirmed to the Board that there is sufficient corporate governance measures to manage the potential conflicts of interest between the Group and the WVR Beneficiaries. The measures include (i) any connected transactions are disclosed and dealt with in accordance with the requirements of the Listing Rules, (ii) any Directors who have a conflict of interest abstain from voting on the relevant board resolution, and (iii) the compliance advisor is consulted on any matters related to transactions involving the WVR Beneficiaries or a potential conflict of interest between the Group and the WVR Beneficiaries. The Corporate Governance Committee recommended the Board to continue the implementation of the corporate governance measures and to review the effectiveness of these measures from time to time.

After reviewing the remuneration and terms of engagement of the compliance advisor, the Corporate Governance Committee confirmed to the Board that nothing has came to its attention that would require it to consider either the removal of the current compliance advisor or the appointment of a new compliance advisor. Therefore, the Corporate Governance Committee recommended the Board to continue the engagement of the current compliance advisor of the Company.

The Corporate Governance Committee has confirmed that (i) the WVR Beneficiaries have been members of the Board throughout the Reporting Period, (ii) no matters under Rule 8A.17 of the Listing Rules have occurred during the Reporting Period, and (iii) the WVR Beneficiaries have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the Reporting Period.

## BOARD DIVERSITY POLICY

The Company is committed to promoting the culture of diversity in the Company. It has strived to promote diversity to the extent practicable by taking into consideration a number of factors in its corporate governance structure.

The Company has adopted a board diversity policy which sets out the objective and approach to achieve and maintain diversity of the Board in order to enhance the effectiveness of the Board. Pursuant to the board diversity policy, the Company seeks to achieve Board diversity through the consideration of a number of factors, including but not limited to gender, age, race, language, cultural background, educational background, industry experience and professional experience. As of December 31, 2024, the Nomination Committee had reviewed the board diversity policy and considers that the Directors have a balanced mix of knowledge and skills, including knowledge and experience in the areas of information technology, engineering and finance. They obtained degrees in various areas including information and technology science, cloud computing and computer applied technology, international business and economics, business administration, law, finance, accounting, investment, engineering, physics, history, and chemistry. As of the date of this report, the Board comprises seven male members (including three executive Directors and four independent non-executive Directors) and one female member (as an executive Director). The Board is of the view that our Board satisfies the Board Diversity Policy.

The Company aims to maintain an appropriate balance of diversity perspectives that are relevant to the Company's business growth and is also committed to ensuring that recruitment and selection practices at all levels (from the Board downwards) are appropriately structured so that a diverse range of candidates are considered. The Nomination Committee is responsible for reviewing the diversity of the Board. It will from time to time review the Company's board diversity policy, develop and review measurable objectives for implementing the policy, and monitor the progress on achieving these measurable objectives in order to ensure that the policy remains effective. Such measurable objectives include selection of candidates based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, professional experience, skills, knowledge and length of service.

# Corporate Governance Report

The Nomination Committee will continue to revisit the board diversity policy and monitor its implementation from time to time (including without limitation, the structure, size and composition of the Board and where appropriate, make recommendations on changes to the Board to complement the Company's corporate strategy and to ensure that the Board maintains a balanced diverse profile to develop and review measurable objectives for implementing the policy, and to monitor the progress on achieving these measurable objectives in order to ensure that the policy remains effective). While there has already been one female Director on the Board as at December 31, 2024, the Company and the Nomination Committee recognise the importance and benefits of gender diversity at the Board level and are committed to continue to use best efforts to identify and recommend suitable female candidates for the Board's consideration in the future to ensure that gender diversity can be maintained.

As of December 31, 2024, there were 1,435 salaried employees of the Group, of which 995 were male and 440 were female. As at December 31, 2024, the gender ratio in the workforce (including senior management) was approximately 2.3 males to 1 female. The Company will continue to monitor and evaluate the diversity policy from time to time to ensure its continued effectiveness.

The Company will continue to maintain gender diversity on the Board and the Nomination Committee will proactively consider the increase in the proportion of female members when selecting and making recommendations on suitable candidates for Board membership. Based on business development and operational needs, the Company will take into full consideration of the following factors when recruiting its employees, including skills, age and gender diversity, and will strive to achieve a balanced proportion of our employee in skills, age and gender.

## DIVIDEND POLICY

The Company has adopted a policy on payment of dividends. When the Company considers the payment of dividends, it takes into account various elements including but not limited to the earnings, cash flow, financial conditions, capital requirements, statutory fund reserve requirements of the Group and any other conditions which the Board may deem relevant. Currently, the Company dose not have a fixed dividend payout ratio.

On August 26, 2024, the Board approved the declaration and distribution of a dividend of US$0.0589 per ordinary share, or US$0.0589 per ADS, to shareholders as at the close of business on September 11, 2024, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend was approximately US$33.0 million, which was paid in U.S. dollars and in cash in October 2024.

On February 26, 2025, the Board approved the declaration and distribution of a dividend of US$0.0608 per ordinary share, or US$0.0608 per ADS, to shareholders as at the close of business on March 13, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend was approximately US$37 million, which was paid in U.S. dollars and in cash in April 2025.

The Board has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, the Shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If the Company pays any dividends on its ordinary shares, it will pay those dividends which are payable in respect of the Class A Ordinary Shares underlying the ADSs to the depositary, as the registered holder of such Class A Ordinary Shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A Ordinary Shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

After due consideration of the Shareholders' as well as the Company's long-term interests, the Board approved the declaration and distribution of a Dividend of US$0.0608 per ordinary share, or US$0.0608 per ADS, to shareholders as at the close of business on March 13, 2025, Hong Kong Time and New York Time, respectively. For details, please refer to "Declaration of Special Dividend and Record Date" of this report.

As of December 31, 2024, there was no arrangement under which a shareholder had waived or agreed to waive any dividends.

## DIRECTOR NOMINATION POLICY

The Board has delegated its responsibilities and authority for selection and appointment of Directors to the Nomination Committee.

The Company has adopted a nomination policy for the nomination of directors, which aims to ensure the Board has a balance of skills, knowledge, experience and diversity of perspectives appropriate to the Company's corporate strategy, business needs and development, as well as provide formal, clear and transparent procedures, process and criteria for the Nomination Committee to identify and nominate suitable candidate(s) to the Board either to fill a causal vacancy or as an addition to the Board; or make recommendations to the Shareholders for re-election at general meetings.

The Nomination Committee shall oversee searches for, conduct due diligence and identify qualified individuals for membership on the Board, and make recommendations to the Board on the appointment or reappointment of directors and succession planning for Directors. The Nomination Committee shall identify individuals suitably qualified to become Board members and recommend individuals for membership on the Board and its committees for approval by the Board and/or the shareholders, if applicable. In making its recommendations for Board and committee membership, the Committee shall consider various factors to assess the suitability of a proposed candidate including, among others, integrity and reputation, professional qualification, Board diversity, age, skills, background, ethnicity, and experience. If the relevant proposed candidate is recommended as independent non-executive director, the Nomination Committee shall also consider whether the candidate meets the requirements for independence under the applicable rules under the Hong Kong Stock Exchange and NYSE.

The Company's director nomination policy sets out the non-exhaustive factors for assessing the suitability and the potential contribution to the Board of a proposed candidate, including but not limited to the following:

- Integrity and reputation;

- Educational background, professional qualifications and work experience (including part-time jobs);

- Whether or not they have the necessary skills and experience;

- Whether or not they are able to spend sufficient time and energy to handle the Company's affairs;

- Whether or not they will promote the diversity of the Board in all aspects, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and term of office;

# Corporate Governance Report

- Whether or not the candidates for independent directors meet the requirements for independence under Rule 3.13 of the Listing Rules; and

- Any other relevant factors as determined by the Nomination Committee or the Board from time to time.

During the Reporting Period, other than the resignation of Ms. LIU Yao from the position of executive Director with effect from September 16, 2024 and the appointment of Ms. Zhang as executive Director with effect from November 18, 2024, there was no change in the composition of the Board.

The Nomination Committee will review the director nomination policy, from time to time and as appropriate, to ensure its effectiveness.

## CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

Directors should participate in continuous professional development to develop and refresh their knowledge and skills. Internally-facilitated briefings for the Directors would be arranged and reading material on relevant topics would be provided to the Directors where appropriate. All Directors are encouraged to attend relevant training courses at the Company's expenses. They shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the board remains informed and relevant.

Every newly appointed Director should receive formal, comprehensive and tailored induction on the first occasion of his/her appointment to ensure appropriate understanding of the business and operations of the Company and full awareness of Director's responsibilities and obligations under the Listing Rules and relevant statutory requirements.

During the Reporting Period, the key methods of attending continuous professional development by each of the Directors are recognized as follow:

| Director | Attended training session(Note 1) | Reading materials(Note 2) |
|---|:---:|:---:|
| Mr. Wang | ✓ | ✓ |
| Mr. Chen | ✓ | ✓ |
| Mr. Yang | ✓ | ✓ |
| Ms. LIU Yao *(resigned as a Director with effect from September 16, 2024)* | ✓ | ✓ |
| Ms. Zhang *(appointed as a Director with effect from November 18, 2024)* | ✓ | ✓ |
| Mr. HUANG Sidney Xuande | ✓ | ✓ |
| Mr. QIU Changheng | ✓ | ✓ |
| Mr. KUOK Meng Xiong (alias GUO Mengxiong) | ✓ | ✓ |
| Mr. YIP Pak Tung Jason | ✓ | ✓ |

*Notes:*

1. Including but not limited to briefings, seminars, conferences and workshops
2. Reading relevant news alerts, newspapers, journals, magazines and relevant publications

# Corporate Governance Report

## DIRECTORS' RESPONSIBILITY IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2024. The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

PricewaterhouseCoopers has stated in the independent auditor's report on pages 90 to 93 of this annual report its reporting responsibilities on the Company's consolidated financial statements for the year ended December 31, 2024.

## RISK MANAGEMENT AND INTERNAL CONTROL

The Board is responsible for evaluating and determining the nature and extent of the risks the Company is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board oversees management in the design, implementation and monitoring of the risk management and internal control systems and is responsible for reviewing the effectiveness of the systems. The Board acknowledges that it is responsible for the risk management and internal control systems and reviewing their effectiveness. Such risk management and internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and the systems can only provide reasonable but not absolute assurance against material misstatement or loss.

The Audit Committee has been established to assist the Board to monitor the implementation of the Company's risk management policies on an ongoing basis to ensure that the Company's risk management and internal control system is adequate and effective in identifying, managing, and mitigating risks involved in its business operations and financial reporting.

The Company has developed and adopted various risk management procedures and guidelines with defined authority for implementation by key business processes and office functions, including project management, sales and leasing, financial reporting, human resources and information technology.

The Company's risk management and internal control systems have been developed with the following principles, features and processes:

All divisions conducted internal control assessment regularly to identify risks that potentially impact the business of the Group and various aspects including key operational and financial processes, regulatory compliance and information security. Self-evaluation has been conducted annually to confirm that control policies are properly complied with by each division/department.

# Corporate Governance Report

The management, in coordination with division heads, assessed the likelihood of risk occurrence, provide treatment plans, and monitor the risk management progress, and reported to the Audit Committee and the Board on all findings and the effectiveness of the systems.

The management has reported to the Board and the Audit Committee on the effectiveness of the risk management and internal control systems for the Reporting Period.

The Company's internal audit department is in charge of independent review of the adequacy and effectiveness of internal controls and reporting to the Audit Committee on any issues identified. The internal audit department members are responsible for holding regular meetings to discuss any internal control issues faced and the corresponding measures to implement toward resolving such issues. The internal audit department is also responsible for reporting to the Audit Committee to ensure that any major issues identified thereby are communicated to the committee in a timely manner. The Audit Committee is then responsible for discussing these issues and reporting to the Board as necessary.

For the Reporting Period, the Board, supported by the Audit Committee as well as the management report and the internal audit finding, has conducted an annual review of the risk management (including ESG risks) and internal control system of the Company, and considered that such systems are effective and adequate. The annual review also covered the financial reporting, internal audit function, adequacy of resources, staff qualifications and experiences, as well as the adequacy of training programs and budget of the Company's accounting, internal audit and financial reporting functions.

The Group acknowledges its responsibilities under the SFO and the Listing Rules and the overriding principle that inside information should be announced promptly. The Group has developed its disclosure policy which provides a general guide to the Directors, senior management and relevant employees in handling confidential information, monitoring information disclosure and responding to enquiries. Control procedures have been implemented to ensure that unauthorized access and use of inside information are strictly prohibited. The procedures and internal controls for the handling and dissemination of inside information are as follows:

*   the Group conducts its affairs with close regard to the disclosure requirement under the Listing Rules and the relevant laws and regulations of the place where the Company's securities are listed;

*   the Group has implemented and disclosed its policy on true and accurate, timely and fair disclosure by pursuing broad, non-exclusive distribution of information to the public through channels such as financial reporting, public announcements and the Company's website;

*   the Group has strictly prohibited unauthorized use of confidential or inside information; and

*   the Group has established and implemented procedures for responding to external enquiries about the Group's affairs, so that any staff of the Company shall strictly observe relevant requirements on information disclosure within the scope of authority.

The Company has in place the Whistleblowing Policy for employees of the Company and those third parties who deal with the Company (such as customers or suppliers) to raise concerns, in confidence and anonymity, with the Audit Committee about possible improprieties in financial reporting, internal control and other matters related to the Company.

The Company has also in place the Anti-Corruption Compliance Policy to safeguard against corruption and bribery within the Company. The Company has an internal reporting channel that is open and available for employees of the Company to report any suspected corruption and bribery. Employees can also make anonymous reports to the Company's department, which is responsible for investigating the reported incidents and taking appropriate measures. The Company continues to carry out anti-corruption and anti-bribery activities to cultivate a culture of integrity, and actively organizes anti-corruption training and inspections to ensure the effectiveness of anti-corruption and anti-bribery.

During the year ended December 31, 2024, the Company held anti-corruption trainings and briefings to all employees. There were no non-compliance cases in relation to bribery and corruption.

## JOINT COMPANY SECRETARIES

Mr. CHAI Xiaolang and Ms. TANG King Yin are the Company's joint company secretaries. Ms. Tang is currently a senior manager of corporate services of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services. Mr. Chai, a joint company secretary of the Company, has been designated as her primary contact person at the Company who would work and communicate with Ms. Tang on the Company's corporate governance and secretarial and administrative matters. All Directors have access to the advice and services of the joint company secretaries on corporate governance and board practices and matters.

Mr. Chai and Ms. Tang have confirmed that each of them has received not less than 15 hours of relevant professional training during the Reporting Period in compliance with Rule 3.29 of the Listing Rules.

Biographical details of Mr. Chai and Ms. Tang are set out in the section headed "Directors and Senior Management" in this annual report.

## AUDITOR'S REMUNERATION

A breakdown of the remuneration in respect of the audit and non-audit services provided by the independent auditor to the Company for the Reporting Period is set out below:

| Service category | Fees paid/ payables USD'000 |
| --- | --- |
| Audit services | 1,088 |
| Non-audit services | 38 |

# Corporate Governance Report

## SHAREHOLDERS' RIGHTS

To safeguard shareholder interests and rights, separate resolution is proposed for each substantially separate issue at general meetings, including the election of individual Director. All resolutions shall be determined by poll and not on a show of hands, save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands. Poll results will be posted on the websites of the Company and of the Hong Kong Stock Exchange after each general meeting.

### Convening an Extraordinary General Meeting and Putting Forward Proposals by Shareholders

Pursuant to Articles 64 to 68 of the Articles of Association, an extraordinary general meeting shall be convened and resolutions shall be added to a meeting agenda on a requisition of any one or more Shareholders holding, on the date of deposit of the requisition in the aggregate, not less than one-tenth of the paid up capital of the Company, on a one vote per share basis, that as at the date of the deposit carry the right to vote at general meetings of the Company. The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the registered office, and may consist of several documents in like form each signed by one or more requisitionists. If the Directors do not within 21 calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing not less than one-tenth of the paid up capital of the Company, on a one vote per share basis, which carry the right to vote at general meetings, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of 3 calendar months after the expiration of the said 21 calendar days. A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors. However, the Articles of Association do not provide the shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such Shareholders.

### Procedure for Shareholders to Propose A Person for Election as A Director

Shareholders may propose a person for election as a director, the procedures for which are available on the Company's website.

### Putting Forward Enquiries to the Board

The Company will not normally deal with verbal or anonymous enquiries. The Shareholders may send written enquiries to the Company, for the attention of the Board.

# Corporate Governance Report

## Contact Details

Shareholders may send their enquiries or requests to the following for the attention of the Joint Company Secretaries:

Address: 10/F, Building A, Huace Center, Xihu District, Hangzhou, Zhejiang Province, China

Email: ir@tuya.com

For the avoidance of doubt, shareholder(s) shall deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above addresses, apart from the registered office of the Company, and provide their full name, contact details and identification in order to give effect thereto. The Shareholders' information may be disclosed as required by law.

## COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Company believes that effective communication with shareholders is essential for enhancing investor relations and investor's understanding of the Company's business performance and strategies. The Company has adopted a Shareholders' communication policy with the aim of promoting effective communication with the Shareholders and other stakeholders, encouraging the Shareholders to engage actively with the Company, and enabling the Shareholders to exercise their rights as shareholders effectively.

To ensure that the shareholders and potential investors are provided with ready, equal and timely access to balanced and understandable information about the Company, the Company has established several channels to communicate and maintain an on-going dialogue with the shareholders as follows:

(i) **Corporate communications**

"Corporate Communication" as defined under the Listing Rules refers to any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to the following documents of the Company: (a) the Directors' report, annual accounts together with a copy of the auditor's report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form. The Corporate Communication of the Company will be published on the website of the Stock Exchange (www.hkex.com.hk) and the website of the U.S. Securities and Exchange Commission (www.sec. gov) in a timely manner as required by the Listing Rules. Corporate Communication will be provided to the Shareholders and non-registered holders of the Company's securities in both English and Chinese versions or where permitted, in a single language, in a timely manner as required by the Listing Rules.

(ii) **Announcements and Other Documents pursuant to the Listing Rules**

The Company shall publish announcements (on inside information, corporate actions and transactions etc.) and other documents (e.g. Memorandum and Articles of Association) on the websites of the Stock Exchange and the U.S. Securities and Exchange Commission in a timely manner in accordance with the Listing Rules.

# Corporate Governance Report

### (iii) Company's website

Any information or documents of the Company posted on the websites of the Stock Exchange and the U.S. Securities and Exchange Commission will also be published on the Company's website (ir.tuya.com).

### (iv) Shareholders' Meetings

The annual general meeting and other general meetings of the Company are primary forum for communication between the Company and its Shareholders. The Company shall provide Shareholders with relevant information on the resolutions(s) proposed at a general meeting in a timely manner in accordance with the Listing Rules. The information provided shall be reasonably necessary to enable Shareholders to make an informed decision on the proposed resolution(s). The Shareholders are encouraged to participate in general meetings or to appoint proxies to attend and vote at the meetings for and on their behalf if they are unable to attend the meetings. Where appropriate or required, the Chairperson of the Board and other Board members, the chairpersons of board committees or their delegates, and the external auditors should attend general meetings of the Company to answer Shareholders' questions (if any).

### (v) Shareholders' Enquiries

#### *Enquiries about Shareholdings*

The shareholders should direct their enquiries about their shareholdings to the Company's Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, by access its online feedback website www.computershare.com/hk/contact or call its hotline at +852 2862 8555, or go in person to its public counter at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

#### *Enquiries about Corporate Governance or Other Matters to be put to the Board and the Company*

The Company will not normally deal with verbal or anonymous enquiries. The shareholders may send written enquiries to the Company, for the attention of the Board by mail to Huace Center, Building A, 10/F, Xihu District, Hangzhou City, Zhejiang Province, 310012, China.

# Corporate Governance Report

Apart from formal communication channels mentioned-above, the Company also publishes press releases and newsletters which Shareholders can subscribe to for the Company's latest updates. To facilitate investors' understanding of the Company's business development, the Company also organizes roadshows and site visits to our offices and showroom for investors. The Company also actively participates in communication with the investor community. In this regard, the Company participated in a number of investment forums and engaged in numerous exchanges with business analysts and fund management companies through various means.

The Board regularly reviews our existing channels of communication with Shareholders and investors to make sure that they remain effective and provides recommendations for improvements when needed. After review of the Shareholders' communication policy which sets out the various communication channels available to the Shareholders to communicate their views on the matters affecting the Company and direct their views to the Company, and the corporate communication made available by the Company to the Shareholders by different means, the Board considers our current practices were effectively implemented during the Reporting Period.

## SIGNIFICANT CHANGES TO CONSTITUTIONAL DOCUMENTS

During the Reporting Period, there was no amendment to the Memorandum and Articles and Association. An up to date version of the Company's Memorandum and Articles of Association is available on the Company's website and the Stock Exchange's website.

# Other Information

## USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net (loss)/profit (including non-GAAP net margin), and non-GAAP basic and diluted net (loss)/profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, credit-related impairment of long-term investments and litigation costs from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors' assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Group's operations. Share-based compensation expenses, credit-related impairment of long-term investments and litigation costs have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Group's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the Company's non-GAAP financial measures to the most directly comparable U.S. GAAP measures are set forth below.

## RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE U.S. GAAP MEASURES

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

| | For the Year Ended December 31, | |
| --- | --- | --- |
| | 2023 | 2024 |
| | US$ | US$ |
| **Reconciliation of operating expenses to non-GAAP operating expenses** | | |
| Research and development expenses | (102,277) | (95,049) |
| Add: Share-based compensation expenses | 14,734 | 14,347 |
| **Adjusted Research and development expenses** | (87,543) | (80,702) |
| | | |
| Sales and marketing expenses | (40,440) | (37,081) |
| Add: Share-based compensation expenses | 5,446 | 5,098 |
| **Adjusted Sales and marketing expenses** | (34,994) | (31,983) |
| | | |
| General and administrative expenses | (80,663) | (68,254) |
| Add: Share-based compensation expenses | 45,036 | 48,305 |
| Add: Credit-related impairment of long-term investments | 15,537 | 261 |
| Add: Litigation costs | – | 2,300 |
| **Adjusted General and administrative expenses** | (20,090) | (17,388) |
| | | |
| **Reconciliation of loss from operations to non-GAAP (loss)/profit from operations** | | |
| Loss from operations | (105,824) | (47,620) |
| Add: Share-based compensation expenses | 65,216 | 67,750 |
| Add: Credit-related impairment of long-term investments | 15,537 | 261 |
| Add: Litigation costs | – | 2,300 |
| **Non-GAAP (Loss)/profit from operations** | (25,071) | 22,691 |
| | | |
| **Non-GAAP Operating margin** | (10.9)% | 7.6% |
| | | |
| **Reconciliation of net (loss)/profit to non-GAAP net profit** | | |
| Net (loss)/profit | (60,315) | 4,997 |
| Add: Share-based compensation expenses | 65,216 | 67,750 |
| Add: Credit-related impairment of long-term investments | 15,537 | 261 |
| Add: Litigation costs | – | 2,300 |
| **Non-GAAP Net profit** | 20,438 | 75,308 |
| | | |
| **Non-GAAP Net margin** | 8.9% | 25.2% |
| | | |
| Weighted average number of ordinary shares used in computing non-GAAP net profit per share | | |
| – Basic | 555,466,061 | 573,782,783 |
| – Diluted | 586,431,849 | 591,006,801 |
| | | |
| **Non-GAAP net profit per share attributable to ordinary shareholders** | | |
| – Basic | 0.04 | 0.13 |
| – Diluted | 0.03 | 0.13 |

# Independent Auditor's Report

**To the Shareholders of Tuya Inc.**
*(incorporated in the Cayman Islands with limited liability)*

## OPINION

### What we have audited

The consolidated financial statements of Tuya Inc. (the "Company") and its subsidiaries (the "Group"), which are set out on pages 94 to 165, comprise:

- the consolidated balance sheets as at 31 December 2024;

- the consolidated statement of comprehensive (loss)/income for the year then ended;

- the consolidated statement of changes in shareholders' equity for the year then ended;

- the consolidated statement of cash flows for the year then ended; and

- the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

### Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2024, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

## BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

### Independence

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA Code"), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

## KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The key audit matter identified in our audit is related to inventory write-downs.

| Key Audit Matter | How our audit addressed the Key Audit Matter |
| --- | --- |

*Inventory write-downs*

Refer to notes 2(j) and 6 to the consolidated financial statements.

As at 31 December 2024, the Group's balance of gross inventories was USD29.0 million, against which the write-downs of USD5.2 million were made.

The estimation of inventory write-downs involves significant management judgment based on the consideration of key factors including aging profile, future sales projection, estimated selling prices and estimated selling expenses of the respective inventories.

We focused on auditing the inventory write-downs because the estimation of net realisable value is subject to high degree of estimation uncertainty. The inherent risk in relation to the inventory write-downs is considered significant due to the subjectivity of assumptions used.

We performed the following procedures to address this key audit matter:

- We assessed the inherent risk of material misstatement by considering degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud;

- We understood and evaluated management's internal controls and assessment process of inventory write-downs and tested the controls over management's estimation of inventory write-downs;

- We understood and evaluated the appropriateness of the method used by management in the assessment of inventory write-downs;

- We tested the aging profile of inventory items on a sampling basis by checking relevant documents, including goods receipt notes;

- We tested the assumptions used in determination of net realisable value, on a sampling basis, including future sales projection, estimated future selling prices and selling expenses, based on current and future market conditions, consumption, and inventory on hand, including duration of supply; and

- We checked the mathematical accuracy of the calculation of the inventory write-downs through comparing the carrying amount of the inventories, on a sampling basis, to their net realisable value.

We found that management's method and judgments used in estimating inventory write-downs were supported by the evidence we gathered.

# Independent Auditor's Report

## OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

## RESPONSIBILITIES OF DIRECTORS AND THE AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group's ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

## AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast substantial doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Jack Li.

**PricewaterhouseCoopers**
Certified Public Accountants

Hong Kong, 24 April 2025

# Consolidated Balance Sheets

*As of December 31, 2023 and 2024*
*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

| | | As of December 31, | |
| --- | :---: | ---: | ---: |
| | Note | 2023 | **2024** |
| | | US$ | **US$** |
| **ASSETS** | | | |
| **Current assets:** | | | |
| Cash and cash equivalents | | 498,688 | **653,334** |
| Restricted cash | | – | **50** |
| Short-term investments | 2(e), 4 | 291,023 | **194,536** |
| Accounts receivable, net | 5 | 9,214 | **7,592** |
| Notes receivable, net | | 4,955 | **7,485** |
| Inventories, net | 6 | 32,865 | **23,840** |
| Prepayments and other current assets, net | 7 | 11,053 | **16,179** |
| **Total current assets** | | 847,798 | **903,016** |
| **Non-current assets:** | | | |
| Property, equipment and software, net | 8 | 2,589 | **6,619** |
| Land use rights, net | | – | **8,825** |
| Operating lease right-of-use assets, net | 10 | 7,647 | **4,550** |
| Long-term investments | 2(e), 9 | 207,489 | **180,092** |
| Other non-current assets, net | 7 | 877 | **678** |
| **Total non-current assets** | | 218,602 | **200,764** |
| **Total assets** | | 1,066,400 | **1,103,780** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| **Current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of 1,679 and 1,968, as of December 31, 2023 and 2024, respectively):** | | | |
| Accounts payable | 11 | 11,577 | **19,051** |
| Advances from customers | | 31,776 | **31,346** |
| Deferred revenue, current | 2(r), 13 | 6,802 | **7,525** |
| Accruals and other current liabilities | 12 | 32,807 | **32,257** |
| Income tax payables | | 689 | **360** |
| Lease liabilities, current | 10 | 3,883 | **3,798** |
| **Total current liabilities** | | 87,534 | **94,337** |
| **Non-current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of nil and nil as of December 31, 2023 and 2024, respectively):** | | | |
| Lease liabilities, non-current | 10 | 3,904 | **851** |
| Deferred revenue, non-current | 2(r), 13 | 506 | **377** |
| Other non-current liabilities | 12 | 3,891 | **767** |
| **Total non-current liabilities** | | 8,301 | **1,995** |
| **Total liabilities** | | 95,835 | **96,332** |

# Consolidated Balance Sheets

*As of December 31, 2023 and 2024*
*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

| | Note | As of December 31, 2023 US$ | 2024 US$ |
|---|---|---|---|
| **Shareholders' equity:** | | | |
| Ordinary shares (US$0.00005 par value; nil shares authorized, issued and outstanding as of December 31, 2023 and 2024, respectively) | 15 | – | **–** |
| Class A ordinary shares (US$0.00005 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 504,387,299 and 504,387,299 shares issued as of December 31, 2023 and 2024, respectively; 487,591,968 and 495,601,588 shares outstanding as of December 31, 2023 and 2024, respectively) | 15 | 25 | **25** |
| Class B ordinary shares (US$0.00005 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 70,205,300 and 70,205,300 shares issued and outstanding as of December 31, 2023 and 2024, respectively) | 15 | 4 | **4** |
| Treasury stock (US$0.00005 par value; 16,795,331 and 8,785,711 shares as of December 31, 2023 and 2024, respectively) | | (53,630) | **(15,726)** |
| Additional paid-in capital | | 1,616,105 | **1,612,712** |
| Accumulated other comprehensive loss | | (17,091) | **(19,716)** |
| Accumulated deficit | | (574,848) | **(569,851)** |
| **Total shareholders' equity** | | 970,565 | **1,007,448** |
| **Total liabilities and shareholders' equity** | | 1,066,400 | **1,103,780** |

# Consolidated Statements of Comprehensive (Loss)/Income

*For the years Ended December 31, 2023 and 2024*
*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

| | Note | Year Ended December 31, 2023 US$ | 2024 US$ |
|---|---|---|---|
| Revenue | 2(r) | 229,990 | 298,617 |
| Cost of revenue | | (123,335) | (157,187) |
| **Gross profit** | | 106,655 | 141,430 |
| Operating expenses: | | | |
| Research and development expenses | | (102,277) | (95,049) |
| Sales and marketing expenses | | (40,440) | (37,081) |
| General and administrative expenses | | (80,663) | (68,254) |
| Other operating incomes, net | | 10,901 | 11,334 |
| **Total operating expenses** | | (212,479) | (189,050) |
| **Loss from operations** | | (105,824) | (47,620) |
| **Other income** | | | |
| Other non-operating incomes, net | | 3,113 | 4,180 |
| Financial income, net | 14 | 44,976 | 50,718 |
| Foreign exchange gain/(loss), net | | 669 | (136) |
| **(Loss)/profit before income tax expense** | | (57,066) | 7,142 |
| Income tax expense | 17 | (3,249) | (2,145) |
| **Net (loss)/profit** | | (60,315) | 4,997 |
| **Net (loss)/profit attributable to Tuya Inc.** | | (60,315) | 4,997 |
| **Net (loss)/profit attributable to ordinary shareholders** | | (60,315) | 4,997 |
| **Net (loss)/profit** | | (60,315) | 4,997 |
| Other comprehensive income/(loss) | | | |
| Changes in fair value of long-term investments | | (7,791) | 14 |
| Transfer out of fair value changes of long-term investments | 9 | 15,537 | (65) |
| Foreign currency translation | | (2,722) | (2,574) |
| **Total comprehensive (loss)/income attributable to Tuya Inc.** | | (55,291) | 2,372 |

# Consolidated Statements of Comprehensive (Loss)/Income

*For the years Ended December 31, 2023 and 2024*
*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

| | Note | Year Ended December 31, | |
| --- | --- | --- | --- |
| | | 2023 | 2024 |
| | | US$ | US$ |
| Net (loss)/profit attributable to Tuya Inc. | | (60,315) | 4,997 |
| **Net (loss)/profit attributable to ordinary shareholders** | | (60,315) | 4,997 |
| Weighted average number of ordinary shares used in computing net (loss)/profit per share | 18 | | |
| – Basic | | 555,466,061 | 573,782,783 |
| – Diluted | | 555,466,061 | 591,006,801 |
| **Net (loss)/profit per share attributable to ordinary shareholders** | 18 | | |
| – Basic | | (0.11) | 0.01 |
| – Diluted | | (0.11) | 0.01 |
| **Share-based compensation expenses were included in:** | | | |
| Research and development expenses | | 14,734 | 14,347 |
| Sales and marketing expenses | | 5,446 | 5,098 |
| General and administrative expenses | | 45,036 | 48,305 |

# Consolidated Statements of Changes in Shareholders' Equity

*For the years ended December 31, 2023 and 2024*
*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

| | Note | Ordinary shares (US$0.00005 par value) | | Additional paid-in capital US$ | Treasury stock | | Accumulated other comprehensive loss US$ | Accumulated deficit US$ | Total shareholders' equity US$ |
|---|---|---|---|---|---|---|---|---|---|
| | | Number of shares issued | Amount US$ | | Number of shares issued | Amount US$ | | | |
| **Balance as of December 31, 2022** | | 578,546,560 | 29 | 1,584,764 | (25,596,331) | (86,438) | (22,115) | (514,073) | 962,167 |
| Cumulative effect of accounting change | 2(i) | – | – | – | – | – | – | (460) | (460) |
| **Balance as of January 1, 2023** | | 578,546,560 | 29 | 1,584,764 | (25,596,331) | (86,438) | (22,115) | (514,533) | 961,707 |
| Repurchase of ordinary shares | 15 | – | – | – | (1,200,794) | (2,254) | – | – | (2,254) |
| Exercise of share option and vested restricted share unit | | – | – | (27,361) | 6,047,833 | 28,548 | – | – | 1,187 |
| Cancellation of Treasury stock | 15 | (3,953,961) | – | (6,514) | 3,953,961 | 6,514 | – | – | – |
| Net loss | | – | – | – | – | – | – | (60,315) | (60,315) |
| Fair value change of long-term investment | | – | – | – | – | – | (7,791) | – | (7,791) |
| Transfer out of fair value changes of long-term investments | | – | – | – | – | – | 15,537 | – | 15,537 |
| Foreign currency translation adjustment | | – | – | – | – | – | (2,722) | – | (2,722) |
| Share-based compensation | | – | – | 65,216 | – | – | – | – | 65,216 |
| **Balance as of December 31, 2023** | | 574,592,599 | 29 | 1,616,105 | (16,795,331) | (53,630) | (17,091) | (574,848) | 970,565 |

# Consolidated Statements of Changes in Shareholders' Equity

*For the years ended December 31, 2023 and 2024*
*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

| | Note | Ordinary shares (US$0.00005 par value) Number of shares issued | Amount US$ | Additional paid-in capital US$ | Treasury stock Number of shares issued | Amount US$ | Accumulated other comprehensive loss US$ | Accumulated deficit US$ | Total shareholders' equity US$ |
|---|---|---|---|---|---|---|---|---|---|
| **Balance as of December 31, 2023** | | 574,592,599 | 29 | 1,616,105 | (16,795,331) | (53,630) | (17,091) | (574,848) | 970,565 |
| Repurchase of ordinary shares | 15 | – | – | – | (223,773) | (385) | – | – | (385) |
| Exercise of share option and vested restricted share unit | | – | – | (38,121) | 8,233,393 | 38,289 | – | – | 168 |
| Net profit | | – | – | – | – | – | – | 4,997 | 4,997 |
| Fair value change of long-term investment | | – | – | – | – | – | 14 | – | 14 |
| Transfer out of fair value changes of long-term investments | | – | – | – | – | – | (65) | – | (65) |
| Foreign currency translation adjustment | | – | – | – | – | – | (2,574) | – | (2,574) |
| Share-based compensation | | – | – | 67,750 | – | – | – | – | 67,750 |
| Dividend | | – | – | (33,022) | – | – | – | – | (33,022) |
| **Balance as of December 31, 2024** | | **574,592,599** | **29** | **1,612,712** | **(8,785,711)** | **(15,726)** | **(19,716)** | **(569,851)** | **1,007,448** |

# Consolidated Statements of Cash Flows

*For the years ended December 31, 2023 and 2024*
*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

| | Note | Year Ended December 31, 2023 US$ | Year Ended December 31, 2024 US$ |
|---|:---:|---:|---:|
| **Cash flows from operating activities:** | | | |
| Net (loss)/profit | | (60,315) | 4,997 |
| **Adjustments to reconcile net (loss)/profit to net cash** | | | |
| **generated from operating activities:** | | | |
| Share-based compensation | | 65,216 | 67,750 |
| Depreciation and amortization of property, equipment and software | 8 | 2,449 | 1,596 |
| Amortization of right-of-use assets | 10 | 4,100 | 3,469 |
| Allowance for credit losses | | 1,595 | 1,243 |
| Inventory write-downs | | 3,298 | 1,997 |
| (Gain)/loss on disposal of property, equipment and software | | (221) | 43 |
| Gain on disposal of long-term investment | | – | (451) |
| (Gain)/loss on foreign currency exchange rates | | (669) | 136 |
| Change in unrealized investment income | | (697) | (533) |
| Fair value change on short-term and long-term investments | 14 | 76 | 157 |
| Impairment loss of long-term investments | 9 | 15,537 | 261 |
| **Changes in operating assets and liabilities:** | | | |
| Accounts receivable | | 1,046 | 484 |
| Notes receivable | | (2,284) | (2,638) |
| Inventories | | 9,217 | 7,028 |
| Prepayments and other current assets | | (1,251) | (3,942) |
| Other non-current assets | | 290 | 203 |
| Accounts payable | | 1,982 | 5,915 |
| Advances from customers | | 4,143 | (430) |
| Deferred revenue | | 93 | 594 |
| Income tax payables | | 689 | (329) |
| Accruals and other liabilities | | (1,372) | (564) |
| Lease liabilities | | (3,366) | (3,510) |
| Other non-current liabilities | | (3,113) | (3,124) |
| **Net cash generated from operating activities** | | 36,443 | 80,352 |
| | | | |
| **Cash flows from investing activities:** | | | |
| Payment for short-term investments | | (327,244) | (264,681) |
| Proceeds from disposal of short-term investments | | 853,703 | 354,547 |
| Proceeds from disposal in long-term investments | | – | 43,160 |
| Purchase of property, equipment and software | | (1,499) | (4,184) |
| Purchase of land use rights | | – | (8,914) |
| Proceeds from disposal of property, equipment and software | | 509 | 163 |
| Payment for long-term investments | | (193,014) | (11,163) |
| Provision of third party loans | | – | (1,500) |
| **Net cash generated from investing activities** | | 332,455 | 107,428 |

# Consolidated Statements of Cash Flows

*For the years ended December 31, 2023 and 2024*
*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

| | Note | Year Ended December 31, 2023 US$ | 2024 US$ |
|---|---|---|---|
| **Cash flows from financing activities:** | | | |
| Payment for repurchase of ordinary shares | | (3,339) | **(70)** |
| Proceeds from exercise of share options | | 1,187 | **168** |
| Payments of deferred offering costs | | (71) | **(276)** |
| Payments of dividend | | – | **(33,022)** |
| | | | |
| **Net cash used in financing activities** | | (2,223) | **(33,200)** |
| | | | |
| **Effect of exchange rate changes on cash and cash equivalents, restricted cash** | | (1,148) | **116** |
| | | | |
| **Net increase in cash and cash equivalents, restricted cash** | | 365,527 | **154,696** |
| Cash and cash equivalents, restricted cash at the beginning of year | | 133,161 | **498,688** |
| | | | |
| **Cash and cash equivalents, restricted cash at the end of year** | | 498,688 | **653,384** |
| | | | |
| **Supplemental cash flow disclosures** | | | |
| Cash paid for income tax | | (2,819) | **(2,687)** |
| Cash and cash equivalents | 2(f) | 498,688 | **653,334** |
| Restricted cash | 2(g) | – | **50** |
| | | | |
| **Total cash, cash equivalents and restricted cash shown in the statements of cash flows** | | 498,688 | **653,384** |

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 1.  ORGANIZATION AND PRINCIPAL ACTIVITIES

### (a)  Principal Activities

Tuya Inc. (the "Company") was incorporated under the laws of the Cayman Islands on August 28, 2014, as an exempted company with limited liability. The Company and its subsidiaries and consolidated variable interest entity ("VIE") (collectively referred to as the "Group") are principally engaged in offering PaaS (Platform-as-a-Service) to business customers developing IoT (Internet of Things) devices, including brands and their OEMs (original equipment manufacturer). And, the Group offers SaaS, including Industry SaaS and cloud-based value-added services to its customers. The Group also sells finished smart devices powered by Tuya purchased from qualified OEMs (the "Smart solution").

### (b)  History of the Group

Prior to the incorporation of Tuya Inc. in August 2014, the Group commenced its initial operations through Hangzhou Tuya Technology Co., Ltd. ("Hangzhou Tuya Technology"), which was established on June 16, 2014 by Wang Xueji and another individual. After a series of agreements, Hangzhou Tuya Technology was owned by Wang Xueji and other four individuals (collectively, the "Registered Shareholders") together with two unrelated investors of Series Angel financing (the "Non-Registered Shareholders VIE Investors") by August 2014. In December 2014, Hangzhou Tuya Information Technology Co., Ltd. (the "WFOE") was established after the incorporation of Tuya Inc. The Group then entered into a series of contractual arrangements among the WFOE, Hangzhou Tuya Technology and Hangzhou Tuya Technology's shareholders in December 2014, and thereafter Hangzhou Tuya Technology (the "VIE") became the variable interest entity of the Group. After the completion of this transaction, the Group's consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIE. In 2019, the VIE agreements were amended to modify the VIE's shareholders list and equity interest of each shareholder as a result of the change in registered share capital of the VIE and the exit of Non-Registered Shareholders VIE Investors as the VIE's shareholders. The contractual arrangements were further amended in January 2022. The amendments discussed herein did not impact the VIE accounting treatment discussed further in Note 2(b).

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

## 1. ORGANIZATION AND PRINCIPAL ACTIVITIES *(Continued)*

### (b) History of the Group *(Continued)*

As of December 31, 2023 and 2024, the Company's principal subsidiaries and consolidated VIE are as follows:

| Name of subsidiaries | Date of incorporation | Place of incorporation | Principle place of operation | Registered capital | Percentage of direct or indirect ownership December 31, 2023 | Percentage of direct or indirect ownership December 31, **2024** | Principal activities | Statutory auditors December 31, 2023 | Statutory auditors December 31, **2024** |
|---|---|---|---|---|---|---|---|---|---|
| Tuya (HK) Limited | September 12, 2014 | Hong Kong, China, limited liability company | China | USD1.00 | 100% | **100%** | Investment holding and business development | Ng Ka Hong, Certified Public Accountant (Practising) | **(i)** |
| Hangzhou Tuya Information Technology Co., Ltd. | December 5, 2014 | Hangzhou, China, limited liability company | China | USD500,000,000.00 | 100% | **100%** | Sales of IoT PaaS, Smart devices, SaaS and Others and research and development | Shanghai Shunda Accounting Firm Co., LTD | **(i)** |
| Tuya Smart Inc. | July 19, 2019 | Delaware, United States | United States | – | 100% | **100%** | Business development | N/A | **N/A** |
| Tuya Global Inc. | July 22, 2015 | California, United States | United States | – | 100% | **100%** | Business development | N/A | **N/A** |
| Tuya smart (India) Private Limited | January 31, 2019 | Gurgaon, India | India | INR100,000,000.00 | 100% | **100%** | Business development | Brahmayya & Co. | **(i)** |
| Tuya smart (Colombia) S.A.S | July 2, 2019 | Medellin, Colombia | Colombia | COP1,000,000.00 | 100% | **100%** | Business development | N/A | **N/A** |
| Tuya GmbH | May 13, 2019 | Hamburg, Germany | Germany | EUR25,000.00 | 100% | **100%** | Business development | N/A | **N/A** |
| Tuya Japan Co., Ltd. | January 23, 2019 | Tokyo, Japan | Japan | JPY100,000,000.00 | 100% | **100%** | Business development | N/A | **N/A** |
| Zhejiang Tuya Smart Electronics Co., Ltd. | May 9, 2020 | Hangzhou, China, limited liability company | China | USD60,000,000.00 | 100% | **100%** | Sales of Smart devices | Shanghai Shunda Accounting Firm Co., LTD | **(i)** |
| Tuya Smart Australia Pty Ltd | December 19, 2020 | Melbourne, Australia | Australia | USD 100.00 | 100% | **100%** | Business development | N/A | **N/A** |
| Tuya France | February 7, 2023 | Paris, France | France | EUR 10,000.00 | 100% | **100%** | Business development | N/A | **N/A** |
| Tuya UK Limited | September 28, 2022 | London, United Kingdom | United Kingdom | GBP 1.00 | 100% | **100%** | Business development | N/A | **N/A** |

| Name of VIE | Date of incorporation | Place of incorporation | Principle place of operation | Registered capital | Economic interest held December 31, 2023 | Economic interest held December 31, **2024** | Principal activities | Statutory auditors December 31, 2023 | Statutory auditors December 31, **2024** |
|---|---|---|---|---|---|---|---|---|---|
| Hangzhou Tuya Technology Co., Ltd. | June 16, 2014 | Hangzhou, China, limited liability company | China | CNY10,000,000.00 | 100% | **100%** | No substantial business | Shanghai Shunda Accounting Firm Co., LTD | **(i)** |

*Note (i)*: The statutory financial statements for these companies are yet to be issued for the year ended December 31, 2024.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 1. ORGANIZATION AND PRINCIPAL ACTIVITIES *(Continued)*

### (b) History of the Group *(Continued)*

The VIE operated de minimis business activities and had no material impact on the Company's financial position, results of operations or cash flows for the years ended December 31, 2023 and 2024.

## 2. PRINCIPAL ACCOUNTING POLICIES

### (a) Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and the disclosure requirements of the Hong Kong Companies Ordinance.

Principal accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

### (b) Basis of Consolidation

The Group's consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, and the VIE have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly: (1) controls more than one half of the voting power; (2) has the power to appoint or remove the majority of the members of the board of directors; (3) casts a majority of votes at the meeting of the board of directors; or (4) governs the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company applies the guidance codified in Accounting Standard Codification 810, Consolidations ("ASC 810") on accounting for the VIE, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity's activities are on behalf of the investor.

## 2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (c) Use of Estimates

The preparation of the Group's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, long-lived assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Accounting estimates reflected in the Group's consolidated financial statements include, but are not limited to impairment provision for inventories, valuation allowance for deferred tax assets, stand-alone selling prices (SSP) for each distinct performance obligation, share-based compensation, long-term investments, and the determination of allowance for current expected credit losses. Estimates are based on historical experiences and on various assumptions that the Group believes are reasonable under current circumstances. Given the changes in circumstances, facts and experience may cause the Group to revise its estimates, actual results could differ materially from those estimates.

### (d) Functional Currency and Foreign Currency Translation

The Group uses United States dollar as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Cayman Islands and Hong Kong is the United States dollar, while the functional currency of the Group's other subsidiaries and VIE is their respective local currency as determined based on the criteria of ASC 830, *Foreign Currency Matters*.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive (loss)/income as foreign exchange related gains or loss.

The financial statements of the Group's entities using functional currency other than US$ are translated from the functional currency to the reporting currency, US$. Assets and liabilities of the Group's subsidiaries incorporated in PRC are translated into US$ at fiscal year-end exchange rates, while income and expense items are translated at average exchange rates prevailing during each period presented, representing the index rates stipulated by the People's Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders' equity on the consolidated financial statements.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (e) Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value include:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

- Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, time deposits, equity securities, accounts receivable, notes receivable, derivative instruments, certain other current assets, U.S. treasury securities, available-for-sale debt securities, account payables and certain accruals and other liabilities. As of December 31, 2023 and 2024, except for time deposits, equity securities and available-for-sale debt securities, the carrying values of these financial instruments approximated their fair values due to their short-term maturity. The Group reports equity securities with readily determinable fair values included in short-term investments at fair value and discloses the fair value of these investments based on level 1 measurement. The Group reports time deposits included in short-term investments and equity securities with readily determinable fair value included in long-term investments at fair value, and discloses their fair value based on level 2 measurement. The Group reports available-for-sale debt securities at fair value and discloses the fair value of these investments based on level 3 measurement.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (e) Fair Value Measurements *(Continued)*

The following table sets forth the Group's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

| Description | Fair value as of December 31, 2023 US$ | Fair value measurement at reporting date using | | |
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) US$ | Significant Other Observable Inputs (Level 2) US$ | Significant Unobservable Inputs (Level 3) US$ |
|---|---|---|---|---|
| **Assets:** | | | | |
| Short-term investments | 291,023 | 2,265 | 288,758 | – |
| Long-term investments | 10,110 | – | 236 | 9,874 |
| | 301,133 | 2,265 | 288,994 | 9,874 |

| Description | Fair value as of December 31, 2024 US$ | Fair value measurement at reporting date using | | |
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) US$ | Significant Other Observable Inputs (Level 2) US$ | Significant Unobservable Inputs (Level 3) US$ |
|---|---|---|---|---|
| **Assets:** | | | | |
| Short-term investments | 57,525 | 2,117 | 55,408 | – |
| Long-term investments | 7,116 | – | 195 | 6,921 |
| | 64,641 | 2,117 | 55,603 | 6,921 |

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (e) Fair Value Measurements *(Continued)*

The roll forward of major Level 3 investments are as follows:

|  | US$ |
|---|---:|
| Fair value of Level 3 investments as of December 31, 2022 | 17,665 |
| The change in fair value of the investments | (7,791) |
| Fair value of Level 3 investments as of December 31, 2023 | 9,874 |
| Disposal | (2,706) |
| The change in fair value of the investments | (247) |
| Fair value of Level 3 investments as of December 31, 2024 | 6,921 |

Management determined the fair value of these Level 3 investments based on market approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the lack of marketability discounts, expected volatility and probability in equity allocation. The significant unobservable inputs adopted in the valuation as of December 31, 2023 and 2024 are as follows:

| | As of December 31, | |
|---|---|---|
| | 2023 | **2024** |
| Unobservable Inputs | | |
| Expected volatility | 40% – 59% | **40% – 71%** |
| Probability | Liquidation scenario: 38% – 40% | **Liquidation scenario: 38% – 45%** |
| | Redemption scenario: 38% – 40% | **Redemption scenario: 38% – 45%** |
| | IPO scenario: 20% – 25% | **IPO scenario: 10% – 25%** |

### (f) Cash and Cash Equivalents

Cash and cash equivalents include cash in bank and time deposits placed with banks or other financial institutions which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (g) Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group's restricted cash is substantially cash balance on deposit required by its business partners and commercial banks. The restricted cash balance as of December 31, 2024 was the deposit for guarantee letter, and will be released from the restriction in June 2025.

### (h) Short-term Investments

Short-term investments are comprised of i) time deposits placed with banks with original maturities longer than three months but less than one year, ii) time deposits placed with bank with original maturities longer than one year which are transferable and the Group has intention to sell within one year, iii) equity securities with readily determinable fair value which the Group has intention and ability to sell within one year, iv) equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes, recorded in the consolidated statements of comprehensive (loss)/income, and v) U.S. treasury securities with original maturities less than 12 months are accounted for at amortised cost, and interest income is recognized using the effective interest method adjusted periodically based on changes in estimated cash flows. Time deposits are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturities. These investments are stated at fair value. Changes in the fair value are reflected in financial income, net in the consolidated statements of comprehensive (loss)/income.

### (i) Accounts Receivable, net

Accounts receivables are presented net of allowance for doubtful accounts. On January 1, 2023, the Company adopted ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASC Topic 326"), which creates an impairment model that is based on expected losses rather than incurred losses. The Company adopted the accounting standards update using a modified retrospective approach. Upon adoption of the new standard on January 1, 2023, the Company recorded a net decrease to its retained earnings of US$460.

The Company's accounts receivable, notes receivable, certain other receivables recorded in prepayments and other current assets, other non-current assets, and deposits and U.S. treasury securities are within the scope of ASC Topic 326. To estimate the allowance for current expected credit losses ("CECL"), the Company has identified the relevant risk characteristics of its customers and the related receivables which include but are not limited to geographic region and industry. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection history, future forecasts and macroeconomic factors. Other key factors that influence the CECL analysis include industry-specific factors and certain qualitative adjustments that could impact the Company's receivables. This is assessed at each period end based on the Company's specific facts and circumstances. There have been no significant impact of changes in the assumptions since adoption.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (i) Accounts Receivable, net *(Continued)*

Notes receivable are primarily bank acceptance notes. The Group accepts bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Bank acceptance notes are negotiable instruments with cash settlement from commercial banks within 6 months. Upon receipt of the bank acceptance notes, the Group's accounts receivable from the customer is derecognized. The bank acceptance notes can also be endorsed to suppliers as settlement of accounts payable. Bank acceptance notes of US$670, and US$1,991 were endorsed to suppliers for the years ended December 31, 2023 and 2024, respectively. The Group sells bank acceptance notes to financial institutions without recourse in the normal course of business through factoring arrangements. These bank acceptance notes transferred without recourse were nil for the years ended December 31, 2023 and 2024.

### (j) Inventories, net

Inventories are comprised of finished goods, work in process, raw materials and low value consumables and spare parts. Inventories are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventories, which is dependent upon factors such as historical and forecasted customer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased.

### (k) Operating Leases

The Group applies ASC 842, Leases and determines if an arrangement is a lease at inception. Operating leases are primarily for office and warehouse and are included in operating lease right-of-use assets, net, operating lease liabilities, current and operating lease liabilities, non-current on its consolidated balance sheets. Operating lease right-of-use assets represent the Group's right to use an underlying asset for the lease term and operating lease liabilities represent obligation to make lease payment arising from the lease. The operating lease right-of-use assets and liabilities are recognized at lease commencement date based on the present value of lease payment over the lease term. As most of the Group's leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease right-of-use assets also include any lease payments made and exclude lease incentives. The Group's lease term may include options to extend or terminate the lease. Renewal options are considered within the operating lease right-of-use assets and liabilities when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Group has elected not to recognize a lease liability or operating lease right-of-use asset on its consolidated balance sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of comprehensive (loss)/income. The Group has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as single lease component.

## 2.    PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (l)    Internal-Use Software Development Costs

The Group recognizes its internal-use software development costs related to its AI cloud platform functions, including related website, software and mobile applications in accordance with ASC 350-50 "Website development costs" and ASC 350-40 "Internal-use software". Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred. Cost capitalized for developing AI cloud platform functions were not material for the periods presented.

### (m)    Property, Equipment and Software

Property, equipment and software are stated at historical cost less accumulated depreciation, amortization and impairment loss, if any. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

| | |
|---|---|
| Leasehold improvements | the shorter of their useful lives and the lease terms |
| Computers and electronic equipment | 3 years |
| Office equipment | 3 years |
| Software | 3 years |

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and improvements that extend the useful lives of property, equipment and software are capitalized as additions to the related assets. The Group recognized the gain or loss on the disposal of property, equipment and software in the consolidated statements of comprehensive (loss)/income.

Construction in progress represents assets under construction. Construction in progress is transferred to property, equipment and software and depreciation or amortization commences when an asset is ready for its intended use.

### (n)    Land use rights, net

Land use right represents acquisition costs to purchase land use right from the PRC government, which is evidenced by property certificate. The period of the purchased land use right is 50 years. The Company classifies land use right as long-term assets on the balance sheet and cash outflows related to acquisition of land use right as investing activities.

Land use right is carried at cost less accumulated amortization and impairment losses, if any. Amortization is computed using the straight-line method over the term specified in the land use right certificate for 50 years.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (o) Long-term Investments

Long-term investments represent the Group's equity security investments, debt security investments and time deposits in the periods presented: i) equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes, recorded in the consolidated statements of comprehensive (loss)/income; ii) equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded in financial income, net in the consolidated statements of comprehensive (loss)/income; iii) debt security investments that have readily determinable fair value, are accounted for as available-for-sale security investments and are recognized based on trade date and carried at estimated fair value with the aggregate unrealized gains and losses related to these investments, net of taxes, reported through other comprehensive income in the consolidated statements of comprehensive (loss)/income; iv) time deposits placed with bank with original maturities longer than one year which are not transferable and accounted for at amortised cost; and v) U.S. treasury securities with original maturities of two to three years are accounted for at amortised cost, and interest income is recognized using the effective interest method adjusted periodically based on changes in estimated cash flows.

An investment in available-for-sale debt security is considered impaired if the fair value of the security is less than its amortized cost basis. To determine the amount of impairment related to credit, the Group compares the present value of the cash flows expected to be collected on the available-for-sale debt security with the security's amortized cost basis. If the present value of cash flows expected to be collected is less than the security's amortized cost basis, a credit-related impairment exists, and the difference should be recorded as an allowance for credit losses through net income.

### (p) Impairment of Long-lived Assets

For other long-lived assets including property, equipment and software and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment charges were recognized for the years ended December 31, 2023 and 2024.

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (q) Value Added Taxes

The Group's subsidiaries and the VIE in the PRC are subject to value-added taxes ("VAT") on its products and services, less any deductible VAT the Group has already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. VAT is not included in the revenue recognized for the Group.

The Company's two subsidiaries, Hangzhou Tuya Information Technology Co., Ltd. and Zhejiang Tuya Smart Electronics Co., Ltd. obtained their software copy certificate in July and December 2020, respectively, and are eligible for the VAT refund-upon-collection policy, which entitles Hangzhou Tuya Information Technology Co., Ltd. and Zhejiang Tuya Smart Electronics Co., Ltd. to receive relevant refunds for the amount of VAT in excess of 3% of its actual tax burden upon completion of relevant the VAT refund filling process. The VAT refund received is recorded in other operating incomes, net in the consolidated statements of comprehensive (loss)/income. For the years ended December 31, 2023 and 2024, VAT refunds received by the Company was US$7,037 and US$8,939, respectively.

### (r) Revenue Recognition

The Group accounts for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. The Group allocates the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided.

Revenue is recorded net of value-added tax.

The Group's revenue was disaggregated by its major revenue streams in the years presented as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2023 | **2024** |
| | US$ | **US$** |
| IoT PaaS | 167,694 | **217,069** |
| Smart solution | 26,517 | **41,965** |
| SaaS and others | 35,779 | **39,583** |
| Total revenue | 229,990 | **298,617** |

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (r) Revenue Recognition *(Continued)*

#### I. Revenue from IoT PaaS

IoT PaaS combines cloud-based connectivity and basic IoT services, edge capabilities (embedded in modules), app development, and device optimization solutions. The Company determined there are two distinct performance obligations in the delivery of IoT PaaS products including: (1) IoT PaaS products with edge capabilities, app development and device optimization solutions, and; (2) cloud-based connectivity and basic IoT services provided to customers and end consumers. The Group allocates the transaction price to each performance obligation based on their relative standalone selling price. The standalone selling price for IoT PaaS products is estimated based on the competitor's pricing for similar products in the market, adjusted for entity-specific factors. As the standalone selling price of the cloud-based connectivity and basic IoT services is not directly observable, it is estimated by the Group by using an expected cost plus a margin approach. Key areas of judgment include the selection of relevant cloud and other costs necessary to satisfy the performance obligation and estimated profit margins. For the delivery of IoT PaaS product, revenue is recognized when IoT PaaS products are accepted by customers, which is the point that control of the product is transferred to the customers. A receivable is recognized when the IoT PaaS products are delivered and accepted by customers as this is the point in time that the consideration is unconditional. For cloud-based connectivity and basic IoT services, revenue is deferred and subsequently recognized from the end consumer's activation to the end of the estimated IoT PaaS product's life cycle on a straight-line basis. Based on the Group's historical information, activation occurs, on average, an estimated 6 months after the IoT PaaS products are delivered to customers. The length of life cycle of the IoT PaaS products is estimated based on the historical data in previous years and by referencing the life cycle of different smart devices (e.g. lighting, security and monitoring devices) which ranged from 1.5 to 2 years.

Return allowances for IoT PaaS products are estimated based on historical experiences and accounted for as reduction of net revenue.

The Group provides sales rebates to its customers from time to time, which is accounted for as reduction of net revenue.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 2.   PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (r)   Revenue Recognition *(Continued)*

#### I.   *Revenue from IoT PaaS* *(Continued)*

The Group launched a membership program in the fourth quarter of 2020 (the "2020 Membership Program"). In the 2020 Membership Program, customers pay a non-refundable fixed fee in exchange for member-exclusive IoT PaaS discounts within the membership period of typically 12 months. The Group records the upfront fixed membership fee as a deferred revenue and recognizes revenue on a straight-line basis typically over the 12-month membership period in which customers entitle to the membership.

The Group launched a new membership program in the first quarter of 2023 ("2023 Membership Program"). In the 2023 Membership Program, the customers are offered to choose either i) pay an upfront fixed fee in exchange for price discount in future purchases (the "Deposit scheme"), or ii) enjoy sales rebates based upon purchase achieved without paying any upfront fees (the "Rebate scheme") with the membership period of typically 12 months. Under the Deposit scheme, the upfront fee are refundable only if the volume requirements are met when the membership period ends. Considering past experience and current forecast, the Group does not expect being able to keep any of the membership fees and such fees are recorded as a refund liability. Under the Rebate scheme, sales rebates are estimated based on the past experience and current forecasts and recognized as the customers make progress towards the purchase threshold. The sales rebates are accounted for as reduction of net sales.

#### II.   *Revenue from smart solution*

In certain circumstances, the Group offers select brands, primarily customers who prefer not to deal with multiple OEMs, an option to purchase directly from the Group finished smart devices where IoT PaaS is deployed. After the brands place purchase orders directly with the Group, the Group then sources the appropriate smart devices from OEMs based on the type of devices, hardware specifications and other metrics. The Group determines that there are two distinct performance obligations for its smart solution including the (1) smart devices embedded with IoT PaaS; and (2) cloud-based connectivity and basic IoT services. The transaction price allocation and revenue recognition are the same as the revenue from IoT PaaS.

The Group presents the revenue generated from its smart solution on a gross basis as the Group has control of the smart devices before they are transferred to the brand customers. In making this determination, the Group concludes it meets the principles of control and that it is the primary obligor to the brand customers, are subject to inventory risk and have latitude in establishing prices.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (r) Revenue Recognition *(Continued)*

#### III. Revenue from SaaS and others

SaaS and other revenue mainly include industry SaaS, customized software development and configuration, and other value added services ("VAS") to both business customers and the end customers.

Industry SaaS is a vertical-focused software solution that enables businesses to easily and securely deploy, connect, and manage large numbers of smart devices for which the Group generally charges an annual subscription fee. These services include software authorization and standard SaaS platform maintenances and technical support.

Customized software development and configuration mainly relate to contracts for the specific IT needs of the brands. The contracts generally include fixed milestone payments determined based on expected labor hours to complete the milestone.

VAS primarily includes complementary services that are provided to brands and OEMs such as app launch, data analytics and others. Such arrangements with the customers are short term and the performance obligations are satisfied at one point of time. VAS also include cloud-based services for the end customers such as cloud storage, push messaging, object detection and digital content.

There are different kinds of contracts included in the SaaS and others, and each contract may contain multiple elements. The Group identifies the distinct performance obligations and allocates transaction price to each distinct performance obligation based on relative estimated standalone selling price. Revenue is recognized when the performance obligations are satisfied, which is either over the period of time in which the Group performs these services or at one point of time.

*Remaining performance obligations*

The remaining performance obligations primarily relate to the Group's provision of i) cloud-based connectivity and basic IoT services; ii) membership services; and iii) SaaS and others, and all three of them are included in deferred revenue.

The amounts allocated to the cloud-based connectivity and basic IoT services are deferred and recognized on a straight-line basis over the estimated IoT PaaS product's life cycle. The Group apportions deferred revenue between current and non-current based upon cloud-based connectivity and basic IoT services to be provided over the life cycle of smart devices. Deferred revenue relating to the Group's cloud services that have an expiration date of less than 12 months are classified as current, otherwise non-current.

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (r) Revenue Recognition *(Continued)*

#### III. *Revenue from SaaS and others* *(Continued)*

*Remaining performance obligations (Continued)*

Starting from the fourth quarter of 2020, there are i) upfront fixed membership fee received and recorded as part of the deferred revenue, it is recognized as revenue on a straight-line basis typically over the 12-month membership period in which customers are entitled to the membership; and ii) amounts related to providing industry SaaS (included in SaaS and others), in general, the Company charges annual subscription fee, which is deferred and recognized on a straight-line basis typically over the 12-month service period.

As of December 31, 2023 and 2024, the aggregate amount of transaction price allocated to the remaining performance obligations was US$7,308 and US$7,902, respectively, of which US$6,802 and US$7,525 were recorded in current deferred revenue while US$506 and US$377 were recorded in non-current deferred revenue, respectively.

The Group's contract liability, including both deferred revenue and advances from customers, is US$39,084 and US$39,248 as of December 31, 2023 and 2024, respectively.

The Group applies the practical expedient to omit disclosure of information about the transaction price allocated to remaining performance obligations and when revenue will be recognized, for contracts which have a duration of one year or less. The remaining amounts recorded in non-current deferred revenue of US$506 and US$377 as of December 31, 2023 and 2024, respectively, would likely be recognized within 18 to 36 months.

The Group provides warranty for IoT PaaS and smart solution generally for one year. The Group accrues a warranty reserve for all IoT PaaS and smart solution, which reflects the Group's best estimate of the projected costs to repair or replace items under warranty period. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group's history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Group accumulates more actual data and experience in the future. The warranty reserve expected to be incurred is included within accruals and other liabilities in the consolidated balance sheets.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (s) Advances from Customers

Amounts recorded in the advances from customers account represent cash payments made upfront by the Group's customers under each sales contract. These amounts are not yet reclassified to the deferred revenue account because the Group has not started to fulfil any of its performance obligations identified under the contract at the time. The amounts in the advances from customers are reclassified to either revenue or deferred revenue when the Group commences fulfilment of its performance obligation, depending on whether respective revenue is to be recognized at one point of time or over the period of time. If the Group fulfils its performance obligation at one point of time, the related amount in the advances from customers will be reclassified and recognized as revenue; whereas for the performance obligation that the Group starts to provide over the period of time, the amount in the advances from customers will be reclassified to deferred revenue.

### (t) Cost of Revenues

Cost of revenue consists primarily of purchase price of materials, manufacturing charges from outsourced factories, estimated warranty costs, inventories write-downs, payroll cost of production support personnel and third-party cloud infrastructure expenses that are directly attributable to the sales of products or services rendered. Inbound shipping charges to receive raw materials from suppliers are included in the inventories and recognized as cost of revenues upon sale of products and render of services.

### (u) Research and Development Expenses

Research and development expenses consist primarily of payroll cost including share-based compensation expenses for research and development personnel, third-party cloud infrastructure expenses incurred for research and development purposes, rental expenses and depreciation and other expenses in associated with research and development functions. The Group accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. See Note 2(l)-Internal-Use Software Development Costs.

### (v) Sales and Marketing Expenses

Sales and marketing expenses consist primarily of payroll cost including share-based compensation expenses for sales and marketing personnel, promotion and marketing expenses, rental expenses and depreciation and other expenses in associated with sales and marketing functions. Advertising expenses consist primarily of costs for the promotion of the Group's corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2023 and 2024, advertising and marketing costs totalled US$4,867 and US$4,679, respectively.

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (w) General and Administrative Expenses

General and administrative expenses consist primarily of payroll cost including share-based compensation expenses for corporate personnel, general office expenses, rental expenses and depreciation and other expenses in associated with general and administrative functions. The auditor's remuneration in relation to audit and audit-related services provided for the years ended December 31, 2023 and 2024 were US$1,088 and US$1,088, respectively.

### (x) Government Grants

Government grants are recognized as other operating incomes, net, or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of comprehensive (loss)/income upon receipts as all conditions attached to the grants are fulfilled. Government grants included as other operating incomes, net in the consolidated statements of comprehensive (loss)/income amounted to US$10,975 and US$11,527 for the years ended December 31, 2023 and 2024, respectively.

### (y) Employee Social Security and Welfare Benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group's obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of comprehensive (loss)/income amounted to US$27,296 and US$23,630 for the years ended December 31, 2023 and 2024, respectively.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (z) Income Taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive (loss)/income in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Group's tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the-more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group's liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group's effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. For the years ended December 31, 2023 and 2024, there were no uncertain tax position liabilities.

## 2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (aa) Share-based Compensation

The Company grants restricted shares to the Registered Shareholders (also as key member of management), share options and Restricted Share Units ("RSUs") of the Company to eligible employees and non-employees. The Company accounts for these share-based awards in accordance with ASC 718 Compensation-Stock Compensation.

The Registered Shareholders and employees' share-based awards are measured at the grant date fair value of the awards and recognized as expenses using a straight-line method over the requisite service period, which is the vesting period. For share-based awards granted with only service conditions to its PRC employees, the Group allows accelerated full vesting upon occurrence of a Change in Control (including defined in the Group's Equity Incentive Plan), cumulative share-based compensation expenses for the share-based awards should be recorded upon the completion of the Change in Control.

For non-employees' share-based awards, the Group adopted ASU 2018-07 "Improvements to Non-employee Share-Based Payment Accounting" for the periods presented. In accordance with ASU 2018-07, it clarifies that equity-classified non-employee share-based awards are measured at the grant date. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. Non-employee share-based awards are measured at the grant date fair value of the awards and recognized as expenses using a straight-line method over the requisite service period, which is the vesting period.

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behaviour, risk-free interest rates and expected dividend yield. Binomial option-pricing model incorporates the assumptions about grantees' future exercise patterns. The fair value of these awards was determined by management with the assistance from an independent valuation firm using management's estimates and assumptions.

The assumptions used in share-based compensation expense recognition represent management's best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards. In accordance with ASU 2016-09, the Group made an entity-wide accounting policy election to account for forfeitures when they occur.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (ab) Treasury stocks

Treasury stocks are accounted for using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury stocks account on the consolidated balance sheets. When the Company reissues treasury stock at an amount greater or less than it paid to repurchase the shares, the realized gain or loss is recognized in the consolidated statements of changes in shareholders' equity.

### (ac) (Loss)/profit per Share

Basic (loss)/profit per share is computed by dividing net (loss)/profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, the net (loss)/profit is allocated between ordinary shares and other participating securities based on their participating rights. Net (loss)/profit is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss.

Diluted (loss)/profit per share is calculated by dividing net (loss)/profit attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted (loss)/profit per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group's ordinary shares issuable upon the conversion of the share-based awards, using the treasury stock method.

### (ad) Comprehensive (Loss)/Income

Comprehensive (loss)/income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive (loss)/income for the periods presented includes net (loss)/profit and foreign currency translation adjustments.

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (ae) Segment Reporting

An operating segment is a component (a) that engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the chief operating decision maker, the Chief Executive Officer, to make decisions about resources to be allocated to the segment and to assess its performance, and (c) for which discrete financial information is available. The Group's chief operating decision maker has been identified as the Chief Executive Officer, who utilizes consolidated results including revenue, gross profit and operating profit at a consolidated level only to make decisions on resources allocation, assesses performance. The Group do not evaluate the operating segments using discrete asset information. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. As the Group's long-lived assets are substantially located in the PRC and substantially all the Group's revenue are derived from within the PRC, no geographical segments are presented. Hence, the Group has only one operating segment and one reportable segment.

The following table present our segment results for the years ended December 31, 2023 and 2024:

|  | Year Ended December 31, | |
|---|---|---|
|  | 2023 | 2024 |
|  | US$ | US$ |
| Revenue | 229,990 | **298,617** |
| Cost of revenue | (123,335) | **(157,187)** |
| Segment gross profit | 106,655 | **141,430** |
| Research and development expenses | (102,277) | **(95,049)** |
| Selling, general and administrative expenses | (121,103) | **(105,335)** |
| Other operating incomes, net | 10,901 | **11,334** |
| Segment loss from operations | (105,824) | **(47,620)** |

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

### (af) Recently Issued Accounting Pronouncements

The Group qualifies as an "emerging growth company", or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Group adopts the following standards based on extended transition period provided to private companies or early adopts as necessary as permitted by the respective standards.

#### New and Amended Standards Adopted by the Group

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands the breadth and frequency of required segment disclosures. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.

For additional information, see Note (ae) above.

#### New and Amended Standards not yet Adopted by the Group

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires that all public entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) disclose the year-to-date amount of income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of income statement expenses, which requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 3. RISKS AND CONCENTRATION

### (a) Concentration of Credit Risk

Financial instruments that potentially subject the Group to concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable and notes receivable.

The Group deposits its cash and cash equivalents and short-term investments with major financial institutions which the Group believes that no significant credit risk with high credit quality.

The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group assesses the creditworthiness of each customer when providing services and may require the customers to make advance payments or a deposit before the services are rendered.

No individual customer accounted for more than 10% of accounts receivable as of December 31, 2023 and 2024.

### (b) Concentration of Customers and Suppliers

There are no customers from whom revenues individually represent greater than 10% of the total revenues of the Group in any of the periods presented.

Suppliers contributed more than 10% of total purchases are as below:

| | Year ended December 31, | |
|---|---|---|
| | 2023 | **2024** |
| Supplier A | * | ***** |
| Supplier B | 11% | **11%** |

## 4. SHORT-TERM INVESTMENTS

| | As of December 31, | |
|---|---|---|
| | 2023 | **2024** |
| | US$ | **US$** |
| U.S. Treasury Securities | – | **136,511** |
| Time deposits | 288,758 | **55,408** |
| Equity securities with readily determinable fair value(1) | 2,265 | **2,117** |
| Equity securities accounted for under alternative measurement | – | **500** |
| Total short-term investments | 291,023 | **194,536** |

(1) Starting from July 2021, the Group, from time to time, invested in ordinary shares of a listed company and disposed of portion of the investments. For the years ended December 31, 2023 and 2024, the Group recorded fair value gains on short-term equity investment of US$54 and losses of US$116, respectively, in financial income, net in the consolidated statements of comprehensive (loss)/income. This investment is classified as equity securities with readily determinable fair values.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 5. ACCOUNTS RECEIVABLE, NET

| | As of December 31, | |
| --- | --- | --- |
| | 2023 | 2024 |
| | US$ | US$ |
| Accounts receivable, gross | 12,581 | 12,048 |
| Less: allowance for credit losses | (3,367) | (4,456) |
| Total accounts receivable, net | 9,214 | 7,592 |

The Group recorded the allowance for credit losses of US$1,530 and write off the allowance for credit losses of US$304 under ASU 2016-13 Financial instruments – credit losses for the year ended December 31, 2023.

The Group recorded the allowance for credit losses of US$1,138 under ASU 2016-13 Financial instruments – credit losses for the year ended December 31, 2024.

An aging analysis based on relevant invoice dates is as follows:

| | As of December 31, | |
| --- | --- | --- |
| | 2023 | 2024 |
| | US$ | US$ |
| 0-3 months | 5,518 | 4,904 |
| 3-6 months | 1,002 | 816 |
| 6-12 months | 2,238 | 2,258 |
| Over 1 year | 3,823 | 4,070 |
| Total accounts receivable, gross | 12,581 | 12,048 |

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 6. INVENTORIES, NET

| | As of December 31, 2023 US$ | As of December 31, 2024 US$ |
|---|---|---|
| Raw materials | 30,620 | **18,665** |
| Work in process | 3,222 | **3,535** |
| Finished goods | 5,177 | **6,580** |
| Low value consumables and spare parts | 144 | **244** |
| Inventories, gross | 39,163 | **29,024** |
| Less: inventory write-downs | (6,298) | **(5,184)** |
| Total inventories, net | 32,865 | **23,840** |

As a result of the net impact of current year provision and sales or uses of inventories with reserve, the inventory write-downs net decreased by US$13 and US$1,031 for the years ended December 31, 2023 and 2024, respectively.

## 7. PREPAYMENTS AND OTHER ASSETS, NET

The current and non-current portions of prepayments and other assets consist of the following:

| | As of December 31, 2023 US$ | As of December 31, 2024 US$ |
|---|---|---|
| Advance to suppliers | 5,587 | **7,251** |
| VAT recoverable(1) | 1,275 | **4,125** |
| Loans receivable | – | **1,500** |
| Interest receivable | 1,927 | **1,103** |
| Receivables from third party payment platforms | 597 | **939** |
| Rental deposits | 532 | **334** |
| Prepayment for share repurchase | 315 | **–** |
| Others | 854 | **962** |
| Less: allowance for credit losses | (34) | **(35)** |
| Total prepayments and other current assets, net | 11,053 | **16,179** |
| Rental deposits | 889 | **687** |
| Less: allowance for credit losses | (12) | **(9)** |
| Total other non-current assets, net | 877 | **678** |

(1) VAT recoverable represented the balances that the Group can utilize to deduct its VAT liabilities within the next 12 months.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 8. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consist of the following:

| | As of December 31, | |
| --- | --- | --- |
| | 2023 | 2024 |
| | US$ | US$ |
| Cost: | | |
| Leasehold improvements | 3,568 | 3,641 |
| Computers and electronic equipment | 7,273 | 7,830 |
| Office equipment | 307 | 399 |
| Software | 834 | 998 |
| Construction in progress | – | 4,185 |
| Total cost | 11,982 | 17,053 |
| Less: Accumulated depreciation and amortization | (9,393) | (10,434) |
| Total property, equipment and software, net | 2,589 | 6,619 |

Depreciation expense was US$2,449 and US$1,596 for the years ended December 31, 2023 and 2024, respectively.

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 9. LONG-TERM INVESTMENT

| | As of December 31, | |
|---|---|---|
| | 2023 | **2024** |
| | US$ | **US$** |
| Time deposit | 186,751 | **151,185** |
| U.S. treasury securities[1] | 10,140 | **20,275** |
| Investments in available-for-sale debt securities[2] | 9,874 | **6,921** |
| Investments in equity securities accounted for under alternative measurement[3] | 488 | **1,516** |
| Investment in an equity security with readily determinable fair values | 236 | **195** |
| Total long-term investments | 207,489 | **180,092** |

(1) The Group invested in U.S. treasury securities with original maturities of two or three years and accounted for as held-to-maturity investments measured at amortized cost. The allowance of credit losses for these securities was immaterial. The carrying amount of U.S. treasury securities approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments with comparable maturity term.

(2) As of December 31, 2023 and 2024, the balance represents the Group's shareholding interests of several privately held companies.

As the Group has the right to request each investee to redeem the Group's investments at the Group's investment cost plus interest if the investee fails to meet certain predetermined conditions, the redeemable shares of the investees purchased by the Group were classified as an available-for-sale debt investments and were measured at their respective fair values. For the years ended December 31, 2023 and 2024, the fair value changes of the Group's investments in these privately held companies were other comprehensive loss of US$7,791 and other comprehensive income of US$14, respectively.

For two of the aforementioned investment, the Group recorded an impairment loss of US$15,537 in general and administrative expenses on the consolidated statements of comprehensive loss, and transferred out the related investments' historical fair value change reflected in accumulated other comprehensive income accordingly, as a result of the Group's impairment assessment on this investment as of December 31, 2023.

For the other one of the aforementioned investments, during the year 2024, the Group redeemed a portion of its investment and recorded a gain of US$451 in financial income on the consolidated statements of comprehensive income. The related historical fair value change of this investment, included in accumulated other comprehensive income was transferred out accordingly.

(3) For investments in equity securities accounted for under alternative measurement represent investments in one privately held company and one limited partnership fund. For these investments which the Group cannot exercise significant influence and does not have a readily determinable fair value, the Group has elected to apply the measurement alternative and recorded these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASC topic 321.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 10. OPERATING LEASES

The Company has operating leases primarily for office and operation space. The Company's operating lease arrangements have remaining terms of one year to five years with no variable lease costs.

Operating lease costs were US$4,530 and US$3,845 for the years ended December 31, 2023 and 2024, respectively. The components of lease expenses were as follows:

| | Year Ended December 31, | |
| --- | ---: | ---: |
| | 2023 | 2024 |
| | US$ | US$ |
| Lease cost: | | |
| Amortization of right-of-use assets | 4,100 | 3,469 |
| Interest of lease liabilities | 354 | 295 |
| Expenses for short-term lease within 12 months | 76 | 81 |
| Total lease cost | 4,530 | 3,845 |

Supplemental cash flow information related to leases were as follows:

| | Year Ended December 31, | |
| --- | ---: | ---: |
| | 2023 | 2024 |
| | US$ | US$ |
| Cash paid for amounts included in the measurement of lease liabilities | 4,134 | 3,820 |
| Right-of-use assets obtained in exchange for operating lease liabilities | 2,727 | 1,069 |

Supplemental consolidated balance sheet information related to leases were as follows:

| | As of December 31, | |
| --- | ---: | ---: |
| | 2023 | 2024 |
| | US$ | US$ |
| **Right-of-use assets** | 7,647 | 4,550 |
| Operating lease liabilities-current | 3,883 | 3,798 |
| Operating lease liabilities-non-current | 3,904 | 851 |
| **Total lease liabilities** | 7,787 | 4,649 |
| Weighted-average remaining lease term | | |
| Operating leases | 2.12 years | 1.80 years |
| Weighted-average discount rate | | |
| Operating lease | 4.75% per annum | 4.75% per annum |

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 10. OPERATING LEASES *(Continued)*

Maturities of lease liabilities were as follows:

| | As of December 31, | |
|---|---|---|
| | 2023 | 2024 |
| | US$ | US$ |
| 2024 | 4,237 | – |
| 2025 | 3,880 | 3,933 |
| 2026 | 124 | 367 |
| 2027 | 5 | 246 |
| 2028 | – | 203 |
| 2029 | – | 97 |
| Total undiscounted lease payments | 8,246 | 4,846 |
| Less: imputed interest | (459) | (197) |
| Total lease liabilities | 7,787 | 4,649 |

## 11. ACCOUNTS PAYABLE

| | As of December 31, | |
|---|---|---|
| | 2023 | 2024 |
| | US$ | US$ |
| Total accounts payable | 11,577 | 19,051 |

An aging analysis based on relevant invoice dates as follows:

| | As of December 31, | |
|---|---|---|
| | 2023 | 2024 |
| | US$ | US$ |
| 0-3 months | 11,153 | 18,860 |
| 3-6 months | 44 | 76 |
| 6-12 months | 58 | 3 |
| Over 1 year | 322 | 112 |
| Total accounts payable | 11,577 | 19,051 |

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 12.  ACCRUALS AND OTHER LIABILITIES

The current and non-current portions of accruals and other liabilities consist of the following:

|  | As of December 31, | |
| --- | --- | --- |
|  | 2023 | 2024 |
|  | US$ | US$ |
| Salary and welfare payable | 13,796 | 12,941 |
| Cloud infrastructure and IT related services fee payables | 4,214 | 5,901 |
| Payment from depositary bank, current[1] | 3,113 | 3,067 |
| Membership fee to be refunded[2] | 1,857 | 2,927 |
| Professional service fee payables | 2,203 | 2,072 |
| Sales return allowances | 1,223 | 1,254 |
| Tax payables | 2,479 | 1,221 |
| Advertising and promotion fee payables | 975 | 835 |
| Product warranty | 200 | 251 |
| Deposit payable | 1,412 | – |
| Others | 1,335 | 1,788 |
| Total accruals and other current liabilities | 32,807 | 32,257 |
| **Other non-current liabilities** | | |
| Payment from depositary bank, non-current[1] | 3,891 | 767 |
| Total accruals and other liabilities | 36,698 | 33,024 |

(1)    The Company received reimbursement payment of US$13,053 and US$1,926 from a depositary bank in April 2021 and June 2022, respectively. The amount was recorded ratably as other non-operating income over a five-year and 46 months arrangement period, respectively. For the years ended December 31,2023 and 2024, the Company recorded US$3,113 and US$2,994 in other non-operating incomes, net in the consolidated statements of comprehensive (loss)/income, respectively. In addition to above reimbursement, the Company received an additional reimbursement payment of US$1,186 from depository bank for the transaction costs incurred and the amount was recorded in other non-operating incomes, net for the year ended December 31, 2024.

(2)    Membership fee to be refunded presents the balances of refundable membership fee collected by the Group from its customers under the 2023 Membership Program (Note 2(r)).

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 13. DEFERRED REVENUE

| | As of December 31, 2023 US$ | As of December 31, 2024 US$ |
|---|---|---|
| Deferred Revenue | | |
| – Cloud-based connectivity and basic IoT services(1) | 1,122 | **1,277** |
| – Membership(2) | – | **–** |
| – SaaS(3) | 6,186 | **6,625** |
| Total deferred revenue | 7,308 | **7,902** |

**(1) Deferred cloud-based connectivity and basic IoT services related revenue**

Deferred cloud-based connectivity and basic IoT services related revenue represents the Group's provision of cloud-based connectivity obligation and basic IoT services to customers.

| | Year Ended December 31, 2023 US$ | Year Ended December 31, 2024 US$ |
|---|---|---|
| Beginning balances | 1,375 | **1,122** |
| Deferral of revenue | 984 | **1,123** |
| Recognition of deferred revenue | (1,237) | **(968)** |
| Ending balances | 1,122 | **1,277** |

**(2) Deferred Revenue – Membership**

Deferred Revenue – Membership represents the Group's remaining performance obligation performed over the period of time under its 2020 Membership Program (Note 2(r)).

| | Year Ended December 31, 2023 US$ | Year Ended December 31, 2024 US$ |
|---|---|---|
| Beginning balances | 672 | **–** |
| Deferral of revenue | 179 | **–** |
| Recognition of deferred revenue | (851) | **–** |
| Ending balances | – | **–** |

**(3) Deferred Revenue – SaaS**

Deferred Revenue – SaaS mainly represents the Group's remaining performance obligation in providing industry SaaS services over the period of time (Note 2(r)).

| | Year Ended December 31, 2023 US$ | Year Ended December 31, 2024 US$ |
|---|---|---|
| Beginning balances | 5,168 | **6,186** |
| Deferral of revenue | 19,402 | **24,498** |
| Recognition of deferred revenue | (18,384) | **(24,059)** |
| Ending balances | 6,186 | **6,625** |

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 14. FINANCIAL INCOME, NET

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2023 | **2024** |
| | US$ | **US$** |
| Interest income and investment income, net[1] | 45,052 | **50,424** |
| Fair value change of short-term investments | 54 | **(116)** |
| Fair value change of long-term investments | (130) | **(41)** |
| Gain on disposal of long-term investment | – | **451** |
| Total financial income, net | 44,976 | **50,718** |

(1)    Interest income and investment income, net included interest income and investment income of US$49,744 and US$50,424, as well as investment loss from forward exchange contracts of US$4,692 and nil, for the years ended December 31, 2023 and 2024, respectively.

## 15. ORDINARY SHARES

On August 28, 2014, the Company was incorporated as an exempted company with limited liability with authorized share capital of US$50 divided into 1,000,000,000 shares with par value US$0.00005 each. On August 28, 2014, the Company issued total 200,000,000 shares of ordinary shares with total cash consideration of US$10 to the Registered Shareholders. The Company issued total 21,980,000 ordinary shares for US$0.0797 per share, with cash proceed of RMB9,720 thousand (equivalent to US$1,577) from two investors and US$175 from the other investor (collectively, the "Angel Investors"), on August 28, 2014 and December 23, 2014, respectively.

The Company amended the numbers of its ordinary shares authorized as 934,711,640, 921,032,370, 827,969,950, 767,500,110 and 692,500,110 upon the issuance of Series A, Series A-1, Series B, Series C and Series D convertible preferred shares in December 2014, November 2016, August 2017, April 2018 and September 2019, respectively.

As of December 31, 2019 and 2020, the Company had in aggregate of 221,980,000 ordinary shares issued and outstanding, at a par value of US$0.00005.

As of December 31, 2019, proceeds of the subscription for ordinary shares of the Company in the amount of US$10 were remained outstanding, and was presented as subscription receivables from ordinary shareholders in equity, a contra-equity balance on the consolidated balance sheets as of December 31, 2019. In 2020, the ordinary shareholders fully paid the US$10 subscription for ordinary shares of the Company, and therefore, as of December 31, 2020, the balance subscription receivables from ordinary shareholders were nil.

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 15. ORDINARY SHARES *(Continued)*

In early February 2021, the Company issued total 16,026,282 shares of ordinary shares for US$12.48 per share, with total consideration of approximately US$200 million received from two investors at fair market price, including one holder of its Series D Preferred Shares.

On March 18, 2021, the Company completed its U.S. IPO of 43,590,000 American Depositary Shares ("ADSs"), each representing one Class A ordinary shares of the Company, at the price of US$21.00 per ADS. On April 20, 2021, the Company's underwriters exercised their over-allotment option to purchase additional 1,486,479 ADSs. The Company received approximately US$904.7 million of proceeds after deducting underwriting discounts commissions and other offering expense from its U.S. IPO and related over-allotment option arrangement.

Immediately prior to the completion of its U.S. IPO, the Company's authorized share capital was amended as US$50 divided into 1,000,000,000 ordinary shares, among which 600,000,000 authorized ordinary shares were reclassified and re-designated as Class A ordinary shares, 200,000,000 authorized ordinary shares were reclassified and re-designated as Class B ordinary shares, and remaining 200,000,000 authorized ordinary shares were reclassified and re-designated as undesignated shares on a one-for-one basis, of such class or classes (however designated) as the board of directors of the Company may determine in the future.

Immediately prior to the completion of its U.S. IPO, a total of 142,400,000 issued and outstanding ordinary shares were converted into Class B ordinary shares on a one-for-one basis. The remaining issued and outstanding ordinary shares and all the Series A, Series A-1, Series B, Series C and Series D Preferred Shares, which were originally classified as Mezzanine Equity, were converted into Class A ordinary shares, in each case on a one-for-one basis immediately prior to the completion of the U.S. IPO (the "Dual Class Conversion"). In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 15 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights.

On September 13, 2021 and October 18, 2021, the Company issued 5,000,000 Class A ordinary shares at par to a depository bank reserved solely for the purpose of implementing the Group's Equity Incentive Plan, respectively. The Group accounted for these shares as issued but not outstanding and presented as treasury stocks in the consolidated balance sheets.

On December 23, 2021, 27,000,000 Class B ordinary Shares were converted to Class A ordinary Shares on one-for-one basis for Wang Xueji's personal investment planning. On December 28, 2021, 36,000,000 Class B ordinary Shares were converted to Class A ordinary Shares on one-for-one basis for Wang Xueji's personal investment planning.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

### 15. ORDINARY SHARES *(Continued)*

On July 4, 2022, the Company completed its Dual Primary Listing in Hong Kong Exchange ("Dual Primary Listing") of 7,300,000 Class A ordinary shares, at the price of US$2.46 per ordinary share.

On November 1, 2022, the Company amended the numbers of its Class A ordinary shares authorized from 600,000,000 to 800,000,000 at par value of US$0.00005 each. The Company further amended that in respect of matters requiring the votes of shareholders to one vote for each Class A ordinary share and 10 votes for each Class B ordinary share.

On March 28, 2023 and December 15, 2023, 9,000,000 and 194,700 Class B ordinary shares were converted to Class A ordinary shares on one-for-one basis to reduce the weighted voting rights, respectively.

On August 30, 2021, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of ADSs each representing one Class A ordinary shares during a twelve-month period ended on August 30, 2022. On November 9, 2022, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$50 million of ADSs each representing one Class A ordinary shares. On June 20, 2023, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$50 million of ADSs each representing one Class A ordinary shares (The above mentioned share repurchase programs are collectively referred as the "Share Repurchase Program"). The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. In the year ended December 31, 2023, the Company repurchased total 1,200,794 ADSs representing 1,200,794 ordinary shares under the Share Repurchase Program at a weighted average price of US$1.70 per ADS. As of December 31, 2023, the remaining authorized amount under the Share Repurchase Program is US$49 million. In the year ended December 31, 2024, the Company repurchased total 223,773 ADSs representing 223,773 ordinary shares under the Share Repurchase Program at a weighted average price of US$1.72 per ADS. As of December 31, 2024, the remaining authorized amount under the Share Repurchase Program is US$49 million.

On March 28, 2023 and December 15, 2023, 2,753,167 and 1,200,794 treasury stocks were cancelled respectively, to comply with the listing rules of the Hong Kong Stock Exchange.

As of December 31, 2023 and 2024, the Company's authorized share capital of US$50 was divided into 1,000,000,000 ordinary shares, among which 800,000,000 authorized Class A ordinary shares and 200,000,000 authorized Class B ordinary shares.

As of December 31, 2023, the Company had in aggregate of 504,387,299 Class A ordinary shares issued and 487,591,968 Class A ordinary shares outstanding, at a par value of US$0.00005. As of December 31, 2023, the Company had in aggregate of 70,205,300 Class B ordinary shares issued and outstanding, at a par value of US$0.00005.

As of December 31, 2024, the Company had in aggregate of 504,387,299 Class A ordinary shares issued and 495,601,588 Class A ordinary shares outstanding, at a par value of US$0.00005. As of December 31, 2024, the Company had in aggregate of 70,205,300 Class B ordinary shares issued and outstanding, at a par value of US$0.00005.

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 15. ORDINARY SHARES *(Continued)*

The activities of the Group's Class A ordinary shares and Class B ordinary shares the years ended December 31, 2023 and 2024 are summarized as below:

| | Class A ordinary shares (US$0.00005 par value) | | Class B ordinary shares (US$0.00005 par value) | | Total of Class A ordinary shares and Class B ordinary shares (US$0.00005 par value) | |
|---|---|---|---|---|---|---|
| | Number of shares issued | Amount US$ | Number of shares issued | Amount US$ | Number of shares issued | Amount US$ |
| **Balance as of December 31, 2022** | 499,146,560 | 25 | 79,400,000 | 4 | 578,546,560 | 29 |
| Cancellation of Treasury | (3,953,961) | – | – | – | (3,953,961) | – |
| Conversion of Class B ordinary shares to Class A ordinary shares | 9,194,700 | – | (9,194,700) | – | – | – |
| **Balance as of December 31, 2023** | 504,387,299 | 25 | 70,205,300 | 4 | 574,592,599 | 29 |
| Cancellation of Treasury | – | – | – | – | – | – |
| Conversion of Class B ordinary shares to Class A ordinary shares | – | – | – | – | – | – |
| **Balance as of December 31, 2024** | **504,387,299** | **25** | **70,205,300** | **4** | **574,592,599** | **29** |

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 16. SHARE-BASED COMPENSATION

In December 2014, the board of directors of the Company adopted the Company's 2015 Equity Incentive Plan ("the 2015 Plan") and reserved 31,918,690 ordinary shares for issuance under the Plan to grant share-based awards, including restricted shares and share options, to its service providers, defined as the Company's global employees, directors and external consultants. In July 2020, the 2015 Plan was modified to allow the Company with the intentions of i) providing for the award of restricted stock units ("RSUs") under the Plan and ii) amending the exercise price of certain outstanding share options held by certain optionees located outside of the U.S. to purchase ordinary shares of the Company (the "Share Option Repricing"), and the number of ordinary shares reserved for the 2015 Plan was modified to 60,778,005 (adjusted in accordance with the Share Split). As of December 31, 2020, the Company had not granted any RSUs to anyone yet, neither had the Company entered any repricing agreement with the optionee under the 2015 Plan yet. As of December 31, 2020, the Company had not granted any restricted shares to anyone yet, except that the part of the ordinary shares issued to the Registered Shareholders with restricted conditions from December 2014 to 2018 was considered as shared based compensation, which was recorded as expenses before the periods presented and in the opening balance of accumulated losses of the Group.

Since adoption of the 2015 Plan, the Company granted options to its global employees, director and external consultants. All options granted have a contractual term of ten years from the grant date, and the vest over a period of four years of continuous service, 50% of the shares subject to the option shall vest on the second anniversary of the vesting commencement date, and the remaining of the shares subject to the option shall vest in equal annual instalments over the following two years thereafter on the same day of the month as the vesting commencement date (and if there is no corresponding day, on the last day of the month), subject to the grantee continuing to be a service provider through each such date. The share options granted to PRC employee grantee shall become fully vested under the same service conditions and vesting schedule and, to the extent permissible under applicable law, exercisable upon the occurrence of a Change in Control (as defined in the 2015 Plan).

The Company accounted for the share-based compensation costs on a straight-line bases over the requisite service period for the award based on the fair value on their respectively grant date.

In January 2021, the Company entered into agreements with certain optionees under the 2015 Plan to amend the exercise price of certain outstanding share options held by these optionees located outside of the U.S. to purchase ordinary shares of the Company. As a result of this share option repricing, the Company recorded incremental share-based compensation expense of US$728 and US$147 in its consolidated financial statements for the year ended December 31, 2023 and 2024.

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 16. SHARE-BASED COMPENSATION *(Continued)*

On February 21, 2021, the 2015 Plan was amended to increase the number of ordinary shares available and reserved for issuance under the 2015 Plan to 76,778,005 ordinary shares, which was approved by the board of directors of the Company and the shareholders of the Company.

On February 25, 2021, the board of directors of the Company approved further amendment to the 2015 Plan, which provides that starting on January 1, 2022, on the first day of each fiscal year thereafter, the total number of shares available for issuance under the 2015 Plan was increased by an amount equal to the least of (i) 2% of the aggregate number of shares of all classes of ordinary shares of the Company's issued and outstanding on the last day of the immediately preceding fiscal year and (ii) such number of shares as determined by the board of directors.

The Company granted, nil new share options with four-year requisite service period to its employees and non-employees for the years ended December 31, 2023 and 2024. As of December 31, 2023 and 2024, 51,672,005 and 46,274,612 options were outstanding under the 2015 plan.

Staring from June 2021, the Company granted RSUs under the 2015 Plan. The Company granted 1,181,000 RSUs and 250,000 RSUs with three-to-four-year requisite service period to its employees and non-employees for year ended December 31, 2023 and 2024. As of December 31, 2023 and 2024, 9,323,125 RSUs and 5,810,000 RSUs were outstanding under the 2015 Plan.

On June 20, 2024, the Company terminated the 2015 Plan and adopted the 2024 Global Share Incentive Plan (the "2024 Share Scheme") in accordance with the resolution approved at the Annual General Meeting. Under the 2024 Share Scheme, the Company is allowed to grant share-based awards of the Group to its eligible person and service provider, whom the board considers having contributed or will contribute to the Company. The maximum number of shares of the Company available for issuance pursuant to all awards under the 2024 Share Scheme shall not exceed 57,459,259. All options granted have a contractual term of ten years from the grant date and the vesting period shall generally not be less than 12 months. As of December 31, 2024, 160,000 RSUs were outstanding under the 2024 Share Scheme.

On August 26, 2024, the board of directors of the Company approved that for all outstanding options, including those are granted but not vested, and those vested but not exercised under the 2015 Plan to the grantees, the exercise price was changed to US$0.00005 per share, effective on September 12, 2024 (the "Share Option Repricing"). As a result of the Share Option Repricing, the Company recorded incremental share-based compensation expenses of US$9.7 million in its consolidated financial statements for the year ended December 31, 2024 and estimated approximately US$0.3 million to be amortized over the remaining requisite service period for the optionees till year ended December 31, 2026.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 16. SHARE-BASED COMPENSATION *(Continued)*

### Share Options

The following table sets forth the share options activity for the years ended December 31, 2023 and 2024:

| | Number of shares | Weighted average exercise price per share | Weighted average grant date fair value per share | Weighted average remaining contractual term | Aggregate intrinsic value US$ |
|---|---|---|---|---|---|
| Outstanding as of December 31, 2022 | 56,274,213 | 0.16 | 4.42 | 6.04 | 98,287 |
| Granted | – | – | – | | |
| Exercised | (3,770,958) | 0.31 | 3.54 | | |
| Forfeited | (831,250) | 0.36 | 7.16 | | |
| Outstanding as of December 31, 2023 | 51,672,005 | 0.15 | 4.44 | 4.95 | 105,285 |
| Granted | – | – | – | | |
| Exercised | (5,279,893) | 0.01 | 4.85 | | |
| Forfeited | (117,500) | 0.14 | 6.45 | | |
| **Outstanding as of December 31, 2024** | **46,274,612** | **0.00** | **4.39** | **3.87** | **70,995** |

The aggregate intrinsic value as of December 31, 2023, 2024 are US$118,846 and US$82,832, respectively.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 16. SHARE-BASED COMPENSATION *(Continued)*

### Share Options *(Continued)*

The Group uses the Binomial option pricing model to estimate the fair value of stock options. The assumptions used to value the Company's options grants and repricing were as follow:

| | As of December 31, | |
| --- | --- | --- |
| | 2023 | 2024 |
| Exercise price (US Dollar) | N/A | 0.00005 |
| Exercise multiple | N/A | 2.2~2.8 |
| Risk-free interest rate | N/A | 3.47%~4.74% |
| Expected term (in years) | N/A | 10 |
| Expected dividend yield | N/A | – |
| Expected volatility | N/A | 48.67%~90.35% |
| Expected forfeiture rate (post-vesting) | N/A | 0.00%~50.00% |
| Fair value of the underlying shares on the date of options grants (US Dollar) | N/A | 1.32 |
| Fair value of share option (US Dollar) | N/A | 1.32 |

As of December 31, 2023 and 2024, there were US$65,970 and US$16,364 of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average vesting period of 0.56 years and 0.15 year, respectively.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 16. SHARE-BASED COMPENSATION *(Continued)*

### Restricted Share Units:

The following table sets forth the service based RSUs activity for the year ended December 31, 2023 and 2024:

| | Number of shares | Weighted average grant date fair value per share |
|---|---|---|
| Outstanding as of December 31, 2022 | 11,638,750 | 3.51 |
| Granted | 1,181,000 | 1.79 |
| Vested | (2,276,875) | 4.76 |
| Forfeited | (1,219,750) | 4.34 |
| Outstanding as of December 31, 2023 | 9,323,125 | 2.88 |
| Granted | 250,000 | 1.64 |
| Vested | (2,953,500) | 3.15 |
| Forfeited | (649,625) | 3.44 |
| **Outstanding as of December 31, 2024** | **5,970,000** | **2.64** |

As of December 31, 2023 and 2024, there were US$20,695 and US$9,931 of unrecognized share-based compensation expenses related to RSUs granted by the Company, which were expected to be recognized over a weighted-average vesting period of 2.61 years and 1.75 years, respectively. The fair value of the RSUs are measured at market price of the Company at the grant date and are held under employee share scheme until such time as they are vested.

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

## 17. INCOME TAXES

### Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

### British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

### Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

### PRC

#### *PRC Enterprise Income Tax ("EIT")*

On March 16, 2007, the National People's Congress of PRC enacted the Enterprise Income Tax Law (the "new EIT Law"), under which foreign invested enterprises ("FIEs") and domestic companies would be subject to enterprise income tax ("EIT") at a uniform rate of 25%. The new EIT law became effective on January 1, 2008. In accordance with the implementation rules of EIT Law, a qualified "High and New Technology Enterprise" ("HNTE") is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires.

The WFOE (Hangzhou Tuya Information Technology Co., Ltd.) obtained its HNTE certificate with a valid period of three years in November 2018, and renewed in December 2024 with a valid period of three years. Therefore, the WFOE is eligible to enjoy a preferential tax rate of 15% from the years ended December 31, 2018 to 2026, to the extent it has taxable income under the EIT Law, and as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 17. INCOME TAXES *(Continued)*

### PRC *(Continued)*

#### PRC Withholding Income Tax on Dividends

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located."

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

As of December 31, 2023 and 2024, the Company did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as the Group does not have retained earnings for any of the years presented.

### United States

The Company's subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% or minimum of $0.8, whatever is larger in 2023 and 2024.

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 17. INCOME TAXES *(Continued)*

### United States *(Continued)*

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act makes broad and complex changes to the U.S. tax code including, but not limited to: (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax ("AMT") and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax ("BEAT"), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carry-forwards created in tax years beginning after December 31, 2017. In addition, the California corporate franchise tax remained the same after the enactment of the Tax Act.

The Company assessed the impact of Tax Act and concluded that it was not material to the Company.

As the Group incurred income tax expense mainly from PRC tax jurisdictions, the following information is based mainly on PRC income taxes.

### Composition of income tax expense

The components of loss before tax are as follow:

| | Year Ended December 31, | |
|---|---|---|
| | 2023 | **2024** |
| | US$ | **US$** |
| (Loss)/profit before tax | | |
| Loss from PRC entities | (71,249) | **(20,596)** |
| Profit from overseas entities | 14,183 | **27,738** |
| Total (loss)/profit before tax | (57,066) | **7,142** |

| | Year Ended December 31, | |
|---|---|---|
| | 2023 | **2024** |
| | US$ | **US$** |
| Current income tax expense | 3,249 | **2,145** |
| Deferred income tax | – | **–** |
| Total income tax expense | 3,249 | **2,145** |

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 17. INCOME TAXES *(Continued)*

### Composition of income tax expense *(Continued)*

### *Reconciliation of the differences between statutory tax rate and the effective tax rate*

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2023 | 2024 |
| PRC Statutory income tax rate | 25.0% | 25.0% |
| Effect of tax rates in different tax jurisdiction | (2.5%) | (35.1%) |
| Effect of preferential tax rate for qualified HNTE entities[1] | (5.4%) | (8.6%) |
| Additional deduction for research and development expenditures | 17.7% | (125.1%) |
| Share-based compensation | (19.7%) | 141.2% |
| Permanent book-tax differences | 1.6% | (11.6%) |
| Change in valuation allowance[2] | (22.4%) | 44.3% |
| Effective tax rates | (5.7%) | 30.0% |

(1)    The effect of the preferential income tax rate that the WFOE is entitled to enjoy as a qualified HNTE is 15%.

(2)    Valuation allowance for the years ended December 31, 2023 and 2024 are related to the deferred tax assets of certain group entities which reported losses. The Group believes that it is more likely than not that the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

### Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

| | As of December 31, | |
| --- | --- | --- |
| | 2023 | 2024 |
| | US$ | US$ |
| **Deferred tax assets** | | |
| Net accumulated losses-carry forward | 117,409 | 118,755 |
| Credit-related impairment of long-term investments | 1,421 | 1,472 |
| Inventory write-downs | 531 | 845 |
| Receivables allowances | 279 | 795 |
| Other deductible temporary difference | 106 | 1,046 |
| Less: valuation allowance | (119,746) | (122,913) |
| Total deferred tax assets | – | – |

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

## 17. INCOME TAXES *(Continued)*

### Deferred tax assets and deferred tax liabilities *(Continued)*

As of December 31, 2024, the Group had tax losses carry forwards of approximately US$576,439, which mainly arose from its subsidiaries established in the PRC. These tax losses carry forwards from PRC entities will expire during the period from 2025 to 2034 as follows:

| As of December 31, 2024 | US$ |
|---|---|
| 2025 | 58,351 |
| 2026 | 104,894 |
| 2027 | 47,947 |
| 2028 | 62,484 |
| 2029 | 87,855 |
| 2030 | 37,178 |
| 2031 | 34,198 |
| 2032 | 97,163 |
| 2033 | 43,371 |
| 2034 | 2,998 |
| Total tax losses carry forwards | 576,439 |

### *Movement of valuation allowance*

| | As of December 31, | |
|---|---|---|
| | 2023 | **2024** |
| | US$ | **US$** |
| Balance at beginning of the year | 106,967 | **119,746** |
| Changes of valuation allowance[1] | 12,779 | **3,167** |
| Balance at end of the year | 119,746 | **122,913** |

(1) Valuation allowances have been provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group's entities' operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. As of December 31, 2023 and 2024, full valuation allowances on deferred tax assets were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and other temporary tax difference generated by its unprofitable subsidiaries and the VIE.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 18. BASIC AND DILUTED NET (LOSS)/PROFIT PER SHARE

Basic and diluted (loss)/profit per share have been calculated in accordance with ASC 260 on computation of (loss)/profit per share for each of the year ended December 31, 2023 and 2024 are calculated as follows:

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2023 | 2024 |
| | US$ | US$ |
| **Basic and diluted net (loss)/profit per share calculation** | | |
| **Numerator:** | | |
| Net (loss)/profit attributable to Tuya Inc.'s ordinary shareholders, basic and diluted | (60,315) | 4,997 |
| **Denominator:** | | |
| Weighted-average ordinary shares outstanding-basic | 555,466,061 | 573,782,783 |
| **Effective of diluted securities** | | |
| Share option and RSU | – | 17,224,018 |
| Weighted-average ordinary shares outstanding-diluted | – | 591,006,801 |
| **Net (loss)/profit per share attributable to ordinary shareholders:** | | |
| Basic | (0.11) | 0.01 |
| Diluted | (0.11) | 0.01 |

For the years ended December 31, 2023 and 2024, the Company had ordinary equivalent shares, including share options and RSUs granted (Note 15). As the Group incurred a loss for the years ended December 31, 2023, these ordinary equivalent shares were determined to be anti-dilutive and excluded from the calculation of diluted loss per share of the Company.

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 19. COMMITMENTS AND CONTINGENCIES

### (a) Capital and other commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the Group's consolidated financial statements are as follows:

| | As of December 31, | |
|---|---|---|
| | 2023 | **2024** |
| | US$ | **US$** |
| Property, plant and equipment | – | **2,614** |

### (b) Operating lease commitment

The Group had outstanding commitments on several non-cancellable operating lease agreements. Operating lease commitment within one year or less lease term, for which the Group elected not recognize any lease liability or right-of-use asset, therefore not yet reflected in the consolidated financial statements as of December 31, 2023 and 2024 were US$19 and US$26, respectively.

### (c) Services purchase commitment

As of December 31, 2024, the Group's services purchase commitments were as follows:

| | Total | Less Than 1 year | 1-3 years | 3-5 years |
|---|---|---|---|---|
| | US$ | US$ | US$ | US$ |
| Purchase obligations[i] | **6,705** | **3,580** | **3,125** | **–** |

(i) Purchase obligations represent US$15,667 and US$6,705 of remaining non-cancellable contractual commitments as of December 31, 2023 and 2024, respectively, related to one of the Group's third-party cloud infrastructure agreements, under which the Group committed to spend an aggregate of at least US$37,500 between June 1, 2021 and May 31, 2026 with minimum purchase commitment. The Group had made payments totalling US$27,023 and US$36,735 under this agreement as of December 31, 2023 and 2024, respectively.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 19. COMMITMENTS AND CONTINGENCIES *(Continued)*

### (d) Contingencies

On August 9, 2022, the Company and certain of its current and former officers and directors were named as defendants in a putative securities class action filed in the United States District Court for the Southern District of New York, alleging that certain material misstatements and/or omissions were made in the Company's March 2021 U.S. IPO registration statement. The Company filed a motion to dismiss the action in May 2023. On March 5, 2024 (U.S. Eastern Time), the court entered an order granting the Company's motion to dismiss in part and denying it in part. On April 25, 2024, the Company further filed a motion for judgment on the pleadings pursuant to Rule 12(c), seeking to dismiss the remaining claims based on the parties' pleadings. On March 7, 2025, the court granted the Company's motion for judgment on the pleadings, concluding that the plaintiffs failed to identify any false or misleading statements in the Company's registration statement. The Court granted leave for the plaintiffs to amend their complaint by March 28, 2025. The plaintiffs did not serve an amended complaint prior to that deadline. On March 31, 2025, the Court entered judgment in favor of the Company and all other defendants, dismissing all claims asserted in the action with prejudice. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liability in this regard for the above action as of December 31, 2024.

Other than as mentioned above, as of December 31, 2023 and 2024, the Group was not involved in any legal or administrative proceedings that the Group believe may have a material adverse impact on the Group's consolidated financial statements.

## 20. RELATED PARTY TRANSACTIONS

The related parties with which the Group had transactions during the years presented are as follows:

| Name of related party | Relationship with the Group |
|---|---|
| Wang Xueji and other four individuals | Registered Shareholders |
| Tencent Group (including Tencent Mobility Limited and Image Frame Investment (HK) Limited. After November 1, 2022, Tencent Group is a related party of the Company) | Principal shareholder of the Group |

The Group entered into the following related party transactions:

| | For the year ended December 31, 2023 US$ | For the year ended December 31, 2024 US$ |
|---|---|---|
| Purchase of cloud service from Tencent Group | 1,305 | **1,218** |

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 20. RELATED PARTY TRANSACTIONS *(Continued)*

The Group had the following related party balances:

| | As of December 31, | |
|---|---|---|
| | 2023 | **2024** |
| | US$ | **US$** |
| Due to Tencent Group | 10 | **44** |

## 21. SUBSEQUENT EVENTS

On February 26, 2025, the Board of Director of the Company approved the declaration and distribution of a dividend of US$0.0608 per ordinary share, or US$0.0608 per ADS, to such holders as at the close of business on March 13, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend will be approximately US$37 million, which is payable in U.S. dollars and in cash, and will be funded by surplus cash and to be paid out from the share premium account of the Company.

## 22. STATUTORY RESERVES AND RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Group's entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group's entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group's entities and the VIE subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to US$408,641 and US$421,006 as of December 31, 2023 and 2024. There are no significant differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group's subsidiaries and the VIE to satisfy any obligations of the Company.

For the year ended December 31, 2024, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e)(3), "General Notes to Financial Statements" and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2024 and the condensed financial information of the Company (referred to as the "Parent Company" below) are required to be presented.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 22. STATUTORY RESERVES AND RESTRICTED NET ASSETS *(Continued)*

### Condensed Financial Information of the Parent Company

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

### Balance Sheet

| | As of December 31, | |
| --- | ---: | ---: |
| | 2023 | **2024** |
| | US$ | **US$** |
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | 21,393 | **96** |
| Amounts due from subsidiaries | 287,668 | **272,159** |
| Prepayments and other current assets | 785 | **549** |
| **Total current assets** | 309,846 | **272,804** |
| **Non-current assets:** | | |
| Investment in subsidiaries and VIE | 669,084 | **740,268** |
| **Total non-current assets** | 669,084 | **740,268** |
| **Total assets** | 978,930 | **1,013,072** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Liabilities** | | |
| Accruals and other current liabilities | 4,474 | **4,857** |
| Other non-current liabilities | 3,891 | **767** |
| **Total liabilities** | 8,365 | **5,624** |

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 22. STATUTORY RESERVES AND RESTRICTED NET ASSETS *(Continued)*

**Balance Sheet** *(Continued)*

| | As of December 31, | |
|---|---|---|
| | 2023 | **2024** |
| | US$ | **US$** |
| **Shareholders' equity:** | | |
| Ordinary shares (US$0.00005 par value; nil shares authorized, issued and outstanding as of December 31, 2023 and 2024, respectively) | – | **–** |
| Class A ordinary shares (US$0.00005 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 504,387,299 and 504,387,299 shares issued as of December 31, 2023 and 2024, respectively; 487,591,968 and 495,601,588 shares outstanding as of December 31, 2023 and 2024, respectively) | 25 | **25** |
| Class B ordinary shares (US$0.00005 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 70,205,300 and 70,205,300 shares issued and outstanding as of December 31, 2023 and 2024, respectively) | 4 | **4** |
| Treasury stock (US$0.00005 par value; 16,795,331 and 8,785,711 shares as of December 31, 2023 and 2024, respectively) | (53,630) | **(15,726)** |
| Additional paid-in capital | 1,616,105 | **1,612,712** |
| Accumulated other comprehensive loss | (17,091) | **(19,716)** |
| Accumulated deficit | (574,848) | **(569,851)** |
| **Total shareholders' equity** | 970,565 | **1,007,448** |
| **Total liabilities and shareholders' equity** | 978,930 | **1,013,072** |

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 22. STATUTORY RESERVES AND RESTRICTED NET ASSETS *(Continued)*

### Statement of Comprehensive (Loss)/Income

| | Year Ended December 31, | |
| --- | ---: | ---: |
| | 2023 | **2024** |
| | US$ | **US$** |
| **Operation expense** | | |
| General and administrative expenses | (4,212) | **(5,671)** |
| Share of (loss)/gain of subsidiaries and the VIE | (59,372) | **6,314** |
| **Total operating expenses** | (63,584) | **643** |
| Other non-operating income, net | 3,113 | **4,180** |
| Financial income, net | 238 | **296** |
| Foreign exchange loss | (82) | **(122)** |
| **(Loss)/profit before income tax expense** | (60,315) | **4,997** |
| **Net (loss)/profit** | (60,315) | **4,997** |
| **Net (loss)/profit attributable to ordinary shareholders** | (60,315) | **4,997** |
| **Net (loss)/profit** | (60,315) | **4,997** |
| **Other comprehensive income/(loss)** | | |
| Foreign currency translation | (2,722) | **(2,574)** |
| Transfer out of fair value changes of long-term investments | 15,537 | **(65)** |
| Changes in fair value of long-term investments | (7,791) | **14** |
| **Total comprehensive (loss)/income** | (55,291) | **2,372** |

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 22. STATUTORY RESERVES AND RESTRICTED NET ASSETS *(Continued)*

### Statement of Cash Flows

| | As of December 31, | |
|---|---|---|
| | 2023 | **2024** |
| | US$ | **US$** |
| **Net cash used in operating activities** | (3,478) | **(3,606)** |
| Advance to, and investment in subsidiaries | (7,940) | **–** |
| Proceeds from subsidiaries | 30,349 | **15,509** |
| **Net cash generated from investing activities** | 22,409 | **15,509** |
| Payment for repurchase of ordinary shares | (3,339) | **(70)** |
| Payments of dividend | – | **(33,022)** |
| Proceeds from exercise of share options | 1,187 | **168** |
| Payments of deferred offering costs | (71) | **(276)** |
| **Net cash used in financing activities** | (2,223) | **(33,200)** |
| Effect of exchange rate changes on cash and cash equivalents, restricted cash | – | **–** |
| **Net increase/(decrease) in cash and cash equivalents** | 16,708 | **(21,297)** |
| Cash and cash equivalents at the beginning of the year | 4,685 | **21,393** |
| **Cash and cash equivalents at the end of the year** | 21,393 | **96** |

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 23. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to the Listing Rules, Section 383(1)(a), (b), (c) and (l) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

| | Year ended December 31, | |
| --- | --: | --: |
| | 2023 | **2024** |
| | US$ | **US$** |
| Fees | 248 | **225** |
| Basic salaries, housing fund, allowances and benefits in kind | 609 | **558** |
| Discretionary bonuses | 369 | **260** |
| Employer's contributions to a retirement benefit scheme | 28 | **24** |
| Share-based compensation | 33,800 | **34,697** |
| Total | 35,054 | **35,764** |

The directors and senior management received emoluments from the Group for the year ended December 31, 2023 as follows:

| Name | Fees | Basic salaries, housing fund, allowances and benefits in kind | Discretionary bonuses | Employer's contributions to a retirement benefit scheme | Share-based compensation | Total |
| --- | --: | --: | --: | --: | --: | --: |
| | US$ | US$ | US$ | US$ | US$ | US$ |
| Wang Xueji (Note (a)) | – | 131 | 119 | 8 | 18,977 | 19,235 |
| Chen Liaohan (Note (b)) | – | 123 | 83 | 6 | – | 212 |
| Zhou Ruixin (Note (c)) | – | 113 | 42 | 6 | – | 161 |
| Yang Yi (Note (d)) | – | 123 | 65 | 6 | 7,371 | 7,565 |
| Liu Yao (Note (e)) | – | 119 | 60 | 2 | 7,196 | 7,377 |
| Hong Jing (Note (f)) | 23 | – | – | – | – | 23 |
| Huang Sidney Xuande (Note (g)) | 75 | – | – | – | 256 | 331 |
| Qiu Changheng (Note (h)) | 50 | – | – | – | – | 50 |
| Kuok Meng Xiong (Note (i)) | 50 | – | – | – | – | 50 |
| Yip Pak Tung Jason (Note (j)) | 50 | – | – | – | – | 50 |
| Total | 248 | 609 | 369 | 28 | 33,800 | 35,054 |

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 23. DIRECTORS' REMUNERATION *(Continued)*

The directors and senior management received emoluments from the Group for the year ended December 31, 2024 as follows:

| Name | Fees<br>US$ | Basic salaries, housing fund, allowances and benefits in kind<br>US$ | Discretionary bonuses<br>US$ | Employer's contributions to a retirement benefit scheme<br>US$ | Share-based compensation<br>US$ | Total<br>US$ |
|---|---|---|---|---|---|---|
| Wang Xueji (Note (a)) | – | 198 | 185 | 9 | 18,397 | 18,789 |
| Chen Liaohan (Note (b)) | – | 130 | – | 6 | – | 136 |
| Yang Yi (Note (d)) | – | 130 | 69 | 6 | 8,570 | 8,775 |
| Liu Yao (Note (e)) | – | 84 | – | 1 | 7,428 | 7,513 |
| Zhang Yan (Note (k)) | – | 16 | 6 | 2 | 46 | 70 |
| Huang Sidney Xuande (Note (g)) | 75 | – | – | – | 256 | 331 |
| Qiu Changheng (Note (h)) | 50 | – | – | – | – | 50 |
| Kuok Meng Xiong (Note (i)) | 50 | – | – | – | – | 50 |
| Yip Pak Tung Jason (Note (j)) | 50 | – | – | – | – | 50 |
| Total | 225 | 558 | 260 | 24 | 34,697 | 35,764 |

*Notes:*

(a) Wang Xueji founded Tuya in 2014 and currently serves as a director and chief executive officer.

(b) Chen Liaohan co-founded Tuya in 2014 and currently serves as a director and president.

(c) Zhou Ruixin co-founded Tuya in 2014 and has served as a chief technology officer between June 2014 and December 2023.

(d) Yang Yi co-founded Tuya in 2014 and has served as a chief operation officer since May 2015.

(e) Liu Yao has served as a senior vice president and chief financial officer between May 2019 and September 2024.

(f) Hong Jing has served as a director between March 2021 and June 2023.

(g) Huang Sidney Xuande has served as a director since July 2022.

(h) Qiu Changheng has served as a director since July 2022.

(i) Kuok Meng Xiong has served as a director since July 2022.

(j) Yip Pak Tung Jason has served as a director since July 2022.

(k) Zhang Yan has served as a director since November 2024.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

### 23. DIRECTORS' REMUNERATION *(Continued)*

There are no loans, quasi-loans and other dealing arrangements in favour of the directors, or controlled body corporates and connected entities of such directors during the years ended December 31, 2023 and 2024.

Save for contracts amongst group companies and the transactions disclosed above, no significant transactions, arrangements and contracts in relation to the Group's business to which the Company was a party and in which a director of the Company had material interest, whether directly or indirectly, subsisted at the end of the years or at any time during the years ended December 31, 2023 and 2024.

### 24. FIVE HIGHEST-PAID EMPLOYEES

The five highest-paid employees for the years ended December 31, 2023 and 2024 included the following number of directors and non-directors:

| | For the Year Ended December 31, | |
|---|---|---|
| | 2023 | 2024 |
| Directors | 3 | 3 |
| Non-directors | 2 | 2 |
| Total | 5 | 5 |

Details of the remuneration for the years ended December 31, 2023 and 2024 of the five highest-paid employees who are non-directors (the "Non-director Individuals") were as follows:

| | For the Year Ended December 31, | |
|---|---|---|
| | 2023 | 2024 |
| | US$ | US$ |
| Basic salaries, housing fund, allowances and benefits in kind | 220 | 218 |
| Discretionary bonuses | 104 | 166 |
| Employer's contributions to a retirement benefit scheme | 12 | 12 |
| Share-based compensation | 6,652 | 7,809 |
| Total | 6,988 | 8,205 |

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 24. FIVE HIGHEST-PAID EMPLOYEES *(Continued)*

The number of Non-director Individuals whose remuneration fell within the following bands is as follows:

| | For the Year Ended December 31, 2023 | For the Year Ended December 31, **2024** |
|---|---|---|
| HK$6,000,001 to HK$6,500,000 | 1 | **–** |
| HK$6,500,001 to HK$7,000,000 | – | **1** |
| HK$48,000,001 to HK$48,500,000 | 1 | **–** |
| HK$57,000,001 to HK$57,500,000 | – | **1** |
| Total | 2 | **2** |

During the years ended December 31, 2023 and 2024, no remuneration was paid by the Group to any Directors or Non-director Individuals for loss of the office, and no inducement was paid to any Non-director Individuals to join or upon joining the Group.

## 25. DIVIDENDS

On August 26, 2024, the board of directors of the Company approved the declaration and distribution of a dividend of US$0.0589 per ordinary share, or US$0.0589 per ADS, to such holders as at the close of business on September 11, 2024, Hong Kong Time and New York Time, respectively. The aggregate amount of this dividend was US$33 million, which was paid in cash in October 2024.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRSs"). The effects of material differences between the Financial Information of the Group prepared under U.S. GAAP and IFRSs are as follows:

| Consolidated Balance Sheet data | Amounts as reported under U.S. GAAP | As of December 31, 2023 IFRSs adjustments | | | | | | Amounts as reported under IFRSs |
|---|---|---|---|---|---|---|---|---|
| | US$ | US$ Classification and measurement of preferred shares (Note(a)) | US$ Listing expenses (Note(b)) | US$ Operating leases (Note(c)) | US$ Share-based compensation (Note(d)) | US$ Long-term investments (Note(e)) | US$ Short-term investments (Note(f)) | US$ |
| Operating lease right-of-use assets, net | 7,647 | – | – | (284) | – | – | – | 7,363 |
| Accounts receivable, net | 9,214 | – | – | – | – | – | – | 9,214 |
| Notes receivable, net | 4,955 | – | – | – | – | – | – | 4,955 |
| Prepayments and other current assets | 11,053 | – | – | – | – | – | – | 11,053 |
| Other non-current assets | 877 | – | – | – | – | – | – | 877 |
| Long-term investments | 207,489 | – | – | – | – | (9,874) | – | 197,615 |
| Financial assets at fair value through profit or loss | – | – | – | – | – | 9,874 | – | 9,874 |
| **Total assets** | 1,066,400 | – | – | (284) | – | – | – | 1,066,116 |
| Financial liabilities at fair value through profit or loss | – | – | – | – | – | – | – | – |
| **Total liabilities** | 95,835 | – | – | – | – | – | – | 95,835 |
| Accumulated deficit | (574,848) | (5,513,140) | (9,177) | (284) | (18,909) | (1,390) | – | (6,117,748) |
| Accumulated other comprehensive loss | (17,091) | – | – | – | – | 1,390 | – | (15,701) |
| Additional paid-in capital | 1,616,105 | 5,513,140 | 9,177 | – | 18,909 | – | – | 7,157,331 |
| **Total shareholder's equity** | 970,565 | – | – | (284) | – | – | – | 970,281 |

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

| | As of December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Consolidated Balance Sheet data | Amounts as reported under U.S. GAAP | IFRSs adjustments | | | | | | Amounts as reported under IFRSs |
| | US$ | US$ | US$ | US$ | US$ | US$ | US$ | US$ |
| | | Classification and measurement of preferred shares (Note(a)) | Listing expenses (Note(b)) | Operating leases (Note(c)) | Share-based compensation (Note(d)) | Long-term investments (Note(e)) | Short-term investments (Note(f)) | |
| Operating lease right-of-use assets, net | 4,550 | - | - | (251) | - | - | - | 4,299 |
| Accounts receivable, net | 7,592 | - | - | - | - | - | - | 7,592 |
| Notes receivable, net | 7,485 | - | - | - | - | - | - | 7,485 |
| Short-term investments | 194,536 | - | - | - | - | - | (500) | 194,036 |
| Prepayments and other current assets | 16,179 | - | - | - | - | - | - | 16,179 |
| Other non-current assets | 678 | - | - | - | - | - | - | 678 |
| Long-term investments | 180,092 | - | - | - | - | (8,437) | - | 171,655 |
| Financial assets at fair value through profit or loss | - | - | - | - | - | 8,437 | 500 | 8,937 |
| **Total assets** | 1,103,780 | - | - | (251) | - | - | - | 1,103,529 |
| Financial liabilities at fair value through profit or loss | - | - | - | - | - | - | - | - |
| **Total liabilities** | 96,332 | - | - | - | - | - | - | 96,332 |
| Accumulated deficit | (569,851) | (5,513,140) | (9,177) | (251) | 1,618 | (1,376) | - | (6,092,177) |
| Accumulated other comprehensive loss | (19,716) | - | - | - | - | 1,376 | - | (18,340) |
| Additional paid-in capital | 1,612,712 | 5,513,140 | 9,177 | - | (1,618) | - | - | 7,133,411 |
| **Total shareholder's equity** | 1,007,448 | - | - | (251) | - | - | - | 1,007,197 |

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

| Consolidated Statement of Comprehensive Loss data | Amounts as reported under U.S. GAAP | IFRSs adjustments | | | | | | Amounts as reported under IFRSs |
|---|---|---|---|---|---|---|---|---|
| | US$ | US$ Classification and measurement of preferred shares (Note(a)) | US$ Listing expenses (Note(b)) | US$ Operating leases (Note(c)) | US$ Share-based compensation (Note(d)) | US$ Long-term investments (Note(e)) | US$ Short-term investments (Note(f)) | US$ |
| Research and development expenses | (102,277) | – | – | 221 | (1,351) | – | – | (103,407) |
| Sales and marketing expenses | (40,440) | – | – | 81 | (1,171) | – | – | (41,530) |
| General and administrative expenses | (80,663) | – | – | 33 | 15,351 | 15,537 | – | (49,742) |
| Other non-operating incomes, net | 3,113 | – | – | 20 | – | – | – | 3,133 |
| Financial income, net | 44,976 | – | – | (354) | – | (7,791) | – | 36,831 |
| Net loss | (60,315) | – | – | 1 | 12,829 | 7,746 | – | (39,739) |
| Other comprehensive income/(loss) | 5,024 | – | – | – | – | (7,746) | – | (2,722) |
| Net comprehensive loss | (55,291) | – | – | 1 | 12,829 | – | – | (42,461) |

*Year ended December 31, 2023*

Notes to the Consolidated Financial Statements
*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

| Consolidated Statement of Comprehensive Income data | Year ended December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Amounts as reported under U.S. GAAP | IFRSs adjustments | | | | | | Amounts as reported under IFRSs |
| | US$ | US$ | US$ | US$ | US$ | US$ | US$ | US$ |
| | | Classification and measurement of preferred shares (Note(a)) | Listing expenses (Note(b)) | Operating leases (Note(c)) | Share-based compensation (Note(d)) | Long-term investments (Note(e)) | Short-term investments (Note(f)) | |
| Research and development expenses | (95,049) | - | - | 206 | 1,877 | - | - | (92,966) |
| Sales and marketing expenses | (37,081) | - | - | 86 | 503 | - | - | (36,492) |
| General and administrative expenses | (68,254) | - | - | 32 | 18,147 | 261 | - | (49,814) |
| Other non-operating incomes, net | 4,180 | - | - | 4 | - | - | - | 4,184 |
| Financial income, net | 50,718 | - | - | (295) | - | (247) | - | 50,176 |
| Net profit | 4,997 | - | - | 33 | 20,527 | 14 | - | 25,571 |
| Other comprehensive loss | (2,625) | - | - | - | - | (14) | - | (2,639) |
| Net comprehensive income | 2,372 | - | - | 33 | 20,527 | - | - | 22,932 |

### (a) Classification and measurement of preferred shares

Under U.S. GAAP, the preferred shares of the Company are accounted for as mezzanine equity. The Preferred Shares are recorded initially at fair value, net of issuance costs, and carried at the amount recorded at inception and no subsequent changes are needed.

Under IFRSs, the preferred shares, represent a financial liability with embedded features. The preferred shares are measured at fair value and designated as of fair value through profit or loss with issuance costs recorded in general and administrative expenses. The issuance costs are recorded in profit or loss. The amount of change in the fair value of the financial liability that is attributable to changes in the Company's own credit risk shall be presented in other comprehensive income; the remaining amount of change in the fair value of the liability shall be presented in profit or loss.

All the preferred shares of the Company were converted into ordinary shares upon the completion of U.S. IPO in March 2021. Consequently, there was no such reconciliation item in classification and measurement of preferred shares between U.S. GAAP and IFRSs subsequently.

# Notes to the Consolidated Financial Statements

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

### (b) Listing expenses

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities ("listing expenses") may be deferred and capitalized against the gross proceeds of the offering.

Under IFRSs, only those listing expenses considered directly attributable to the issuance of new shares to investors can be capitalized. Those listing expenses considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.

Accordingly, for the year ended December 31, 2023 and 2024, the reconciliation includes an expense recognition difference in the consolidated statements of comprehensive loss of nil and nil in relation to the listing expenses of the Hong Kong Dual Primary Listing in 2022.

### (c) Operating leases

For operating leases under U.S. GAAP, the subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement, while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term, as opposed IFRSs which generally yields a "front-loaded" expense with more expense recognized in earlier years of the lease.

Accordingly, the reconciliation includes a reverse of expenses difference recognized in the consolidated statements of comprehensive loss of US$1 and US$33 for each of the years ended December 31, 2023 and 2024, respectively. The reconciliation also includes a difference in total shareholders' equity of US$284 and US$251 as of December 31, 2023 and 2024, respectively.

### (d) Share-based compensation

The Group granted Share Options and Restricted Shares Units with service condition to employees and consultants who rendered services that are similar to those rendered by employees, and the share-based compensation expenses were recognized over the vesting period using straight-line method with election of no estimation of expected forfeitures under U.S. GAAP. While under IFRSs, the graded vesting method with forfeitures estimation must be applied. Accordingly, the reconciliation includes a reverse of expense recognition difference in the consolidated statements of comprehensive loss of US$12,829 and US$20,527 for the years ended December 31, 2023 and 2024, respectively.

*(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)*

## 26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

### (e) Long-term Investments

Under U.S. GAAP, debt security investments of the Group are classified as available-for-sale debt investments, with fair value change (for non-credit-related factors) recorded through other comprehensive income. Any credit loss is measured and recognized as an allowance for credit losses in net income. Under IFRSs, these debt security investments are classified as financial assets measured at fair value through profit or loss.

Under U.S. GAAP, the Group elected to record equity investments without readily determinable fair values using the measurement alternative at cost, less impairment, adjusted for subsequent observable price changes on a non-recurring basis, and report the changes in the carrying value of the equity investments in current earnings. Under IFRS Accounting Standards, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss.

Accordingly, the reconciliation includes a reclassification between long-term investments and financial assets at fair value through profit or loss of US$9,874 and US$8,437 as of December 31, 2023 and 2024, respectively. For the years ended December 31, 2023 and 2024, the fair value loss of these investments of US$7,791 and US$247, respectively, which are recorded through other comprehensive income under U.S. GAAP, are recorded through profit or loss under IFRSs. Additionally, due to the credit related impairment of an available-for-sale debt investment under U.S. GAAP, credit loss expense of US$15,537 and US$261 were reclassed from general and administrative expenses to financial income under IFRSs for the years ended December 31, 2023 and 2024.

### (f) Short-term Investments

Under U.S. GAAP, the Group elected to record equity investments without readily determinable fair values using the measurement alternative at cost, less impairment, adjusted for subsequent observable price changes on a non-recurring basis, and report the changes in the carrying value of the equity investments in current earnings. Under IFRS Accounting Standards, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss.

Accordingly, the reconciliation includes a reclassification between short-term investments and financial assets at fair value through profit or loss of nil and US$500 as of December 31, 2023 and 2024, respectively.

# Definitions

In this annual report, the following expressions have the meanings set out below unless the context requires otherwise.

| | |
|---|---|
| "2015 Equity Incentive Plan" | the equity incentive plan the Company adopted on December 23, 2014, as amended from time to time |
| "2024 Share Scheme" | the equity incentive plan the Company adopted on June 20, 2024, as amended from time to time |
| "ADS(s)" | American Depositary Shares, each representing one Class A Ordinary Share |
| "Article 6" | has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report |
| "Articles" or "Articles of Association" | the ninth amended and restated articles of association of the Company adopted by a special resolution of the Shareholders on November 1, 2022 and effective on November 1, 2022 |
| "Audit Committee" | the audit committee of the Board |
| "Board" | the board of Directors |
| "BVI" | the British Virgin Islands |
| "China" or "PRC" | the People's Republic of China, and for the purposes of this annual report only, except where the context requires otherwise, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People's Republic of China and Taiwan |
| "Class A Ordinary Shares" | class A ordinary shares of the share capital of the Company with a par value of US$0.00005 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting |
| "Class B Ordinary Shares" | class B ordinary shares of the share capital of the Company with a par value of US$0.00005 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is currently entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share |
| "Cloud Services and Technical Services Framework Agreement" | has the meaning ascribed to it in the section headed "Partially-Exempt Continuing Connected Transactions under Cloud Services and Technical Services Framework Agreement" in this annual report |
| "Company", "we", "us" or "our" | Tuya Inc., an exempted company with limited liability incorporated in the Cayman Islands on August 28, 2014 |

| | |
|---|---|
| "Compensation Committee" | the compensation committee of the Board |
| "Consolidated Affiliated Entity(ies)" | entities the Group control wholly or partly through the Contractual Arrangements, namely Hangzhou Tuya Technology and its subsidiaries (if any) |
| "Contractual Arrangement(s)" | the series of contractual arrangements entered into between Tuya Information, the Consolidated Affiliated Entity and the Registered Shareholders (as applicable) on December 23, 2014, first amended and restated on August 23, 2019 (as applicable), and further amended and restated on January 19, 2022 |
| "Controlling Shareholder" | has the meaning ascribed to it under the Listing Rules |
| "Corporate Governance Code" | The Corporate Governance Code set out in Appendix C1 of the Listing Rules |
| "Corporate Governance Committee" | the corporate governance committee of the Board |
| "Cube" | has the meaning ascribed to it in the section headed "Business Review" in this annual report |
| "date of this annual report" | has the meaning ascribed to it in the section headed "Safe Harbor Statement" in this annual report |
| "Depositary" | The Bank of New York Mellon, the depositary of our ADSs |
| "Depositary Shares" | Shares and/or ADSs underlying Class A Ordinary Shares already issued and registered in the name of the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan |
| "Designee" | has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report |
| "Director(s)" | the director(s) of the Company |
| "EDI Business" | has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report |
| "EDI License" | has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report |

# Definitions

| | |
|---|---|
| "Employees Written Guidelines" | has the meaning ascribed to it in the section headed "Compliance with The Model Code for Securities Transactions by Directors" in this annual report |
| "Equity Interest Pledge Agreements" | has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report |
| "ESG Report" | has the meaning ascribed to it in the section headed "Key Relationship With Stakeholders" in this annual report |
| "Exclusive Business Cooperation Agreement" | has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report |
| "Exclusive Option Agreements" | has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report |
| "FITE Regulations" | has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report |
| "GAAP" | generally accepted accounting principles |
| "Global Offering" | the Hong Kong Public Offering and the International Offering as defined in the Prospectus |
| "Group", "we" or "us" | the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of the Company at the relevant time |
| "Hangzhou Tuya Technology" | Hangzhou Tuya Technology Co., Ltd.* (杭州塗鴉科技有限公司), a limited liability company established under the laws of the PRC on June 16, 2014 and a Consolidated Affiliated Entity |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "Latest Practicable Date" | April 15, 2025, being the latest practicable date prior to the bulk printing and publication of this annual report |

| "Lawsuit" | a putative securities class action lawsuit filed in the United States District Court for the Southern District of New York which is purportedly brought on behalf of a class of persons or entities who purchased ADSs in or traceable to the Company's U.S. Listing, alleging violation of the disclosure requirements under the U.S. Securities Act of 1933 |
|---|---|
| "Listing" | the listing of the Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange |
| "Listing Date" | July 5, 2022, the date on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were to be first permitted to take place on the Hong Kong Stock Exchange |
| "Listing Rules" | the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time |
| "Main Board" | the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange |
| "Memorandum" | the ninth amended and restated memorandum of association of the Company adopted by a special resolution of the Shareholders on November 1, 2022 and effective on November 1, 2022 |
| "Model Code" | the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules |
| "Mr. Chen" | Mr. Chen Liaohan (陳燎罕), the founder, an executive Director, co-chairman of the Board, president of the Company, and one of our Controlling Shareholders |
| "Mr. Wang" | Mr. Wang Xueji (王學集), the founder, an executive Director, co-chairman of the Board, chief executive officer of the Company, and one of our Controlling Shareholders |
| "Mr. Wang's Family Trust" | a trust established on February 1, 2021 by Mr. Wang, as the settlor with TMF (Cayman) Ltd. as the trustee and Mr. Wang and Tuya Group Inc. being the beneficiaries |
| "Mr. Yang" | Mr. Yang Yi (楊懿), our co-founder, an executive Director and chief operation officer of our Company |
| "Mr. Zhou" | Mr. Zhou Ruixin (周瑞鑫), our co-founder, chief technology officer of our Company, and one of our Controlling Shareholders |

# Definitions

| | |
|---|---|
| "Ms. Zhang" | Ms. Zhang Yan (張燕), an executive Director and vice president of finance of the Company and several major subsidiaries |
| "Negative List (2024)" | has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report |
| "Nomination Committee" | the nomination committee of the Board |
| "NYSE" | the New York Stock Exchange |
| "OEMs" | original equipment manufacturers |
| "PaaS" | has the meaning ascribed to it in the section headed "Financial Highlights for the Year Ended December 31, 2024" in this annual report |
| "Plan Limit" | has the meaning ascribed to it in the sections headed "The 2015 Equity Incentive Plan" and "The 2024 Share Scheme" in this annual report |
| "Powers of Attorney" | has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report |
| "Prospectus" | the prospectus of the Company dated June 22, 2022 |
| "Registered Shareholders" | the registered shareholders of our Consolidated Affiliated Entity, namely, Mr. Wang, Mr. Chen, Mr. Zhou, Mr. LIN Yaona and Mr. CHEN Peihong |
| "Regulatory Requirements" | has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report |
| "Renewed Cloud Services and Technical Services Framework Agreement" | has the meaning ascribed to it in the section headed "Partially-Exempt Continuing Connected Transactions under Cloud Services and Technical Services Framework Agreement" in this annual report |
| "Reporting Period" | the year ended December 31, 2024 |
| "Reserved Matters" | those resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Listing Rules and the Articles of Association, being: (i) any amendment to the Memorandum or Articles, (ii) the variation of the rights attached to any class of shares, (iii) the appointment, election or removal of any independent non-executive Director, (iv) the appointment or removal of the Company's auditors, and (v) the voluntary liquidation or winding-up of the Company |

| "RMB" | Renminbi, the lawful currency of China |
|---|---|
| "RSU(s)" | restricted stock unit(s) covering a number of Class A Ordinary Shares that may be settled in cash, by issuance of those Class A Ordinary Shares at a date in the future, or by a combination of cash and Class A Ordinary Shares that is granted pursuant to the 2015 Equity Incentive Plan or 2024 Share Scheme (as the case may be) |
| "SaaS" | has the meaning ascribed to it in the section headed "Financial Highlights for the Year Ended December 31, 2024" in this annual report |
| "SFO" | Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time |
| "Shareholder(s)" | holder(s) of the Share(s) |
| "Shares" | the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires |
| "SP License" | has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report |
| "Spousal Consent Letter(s)" | has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report |
| "Stock Exchange" or "Hong Kong Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "subsidiary" or "subsidiaries" | has the meaning ascribed to it in section 15 of the Companies Ordinance |
| "substantial shareholder(s)" | has the meaning ascribed to it in the Listing Rules |
| "Tencent" | Tencent Holdings Limited, its subsidiaries and/or its controlled affiliated entities, as the context requires. Tencent Holdings Limited (stock code: 700), was incorporated in the Cayman Islands with limited liability and is current listed on the Hong Kong Stock Exchange and together with its subsidiaries, the "**Tencent Group**" |
| "Tencent Cloud" | Tencent Cloud Computing (Beijing) Company Limited (騰訊雲計算(北京)有限責任公司) |
| "Tenet Global" | Tenet Global Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on December 31, 2020, which is wholly owned by Tenet Smart and ultimately controlled by Mr. Wang |

# Definitions

| | |
|---|---|
| "Tenet Group" | Tenet Group Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on January 8, 2021, which is wholly owned by Tenet Global and ultimately controlled by Mr. Wang |
| "Tenet Smart" | Tenet Smart Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on January 20, 2021, which is wholly owned by TMF (Cayman) Ltd., being a limited liability company incorporated in the Cayman Islands on September 30, 1994, the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc. |
| "Tenet Vision" | Tenet Vision Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on December 16, 2021, which is wholly owned by Tenet Global and ultimately controlled by Mr. Wang |
| "The Ministry of Industry and Information Technology" | Ministry of Industry and Information Technology of the People's Republic of China |
| "Tuya Group Inc." | Tuya Group Inc., one of our Controlling Shareholders, a business company with limited liability incorporated under the laws of BVI on August 20, 2014, which is wholly owned by Mr. Wang |
| "U.S. GAAP" | generally accepted accounting principles in the United States of America |
| "Unileo" | Unileo Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on December 23, 2020, which is wholly owned by Mr. Chen |
| "VAS" | value-added services |
| "VAT" | value-added tax |
| "weighted voting right" or "WVR" | has the meaning ascribed to it in the Listing Rules |
| "WFOE" or "Tuya Information" | Hangzhou Tuya Information Technology Co., Ltd.* (杭州塗鴉信息技術有限公司), a limited liability company established under the laws of the PRC on December 5, 2014 and a subsidiary of our Company |
| "WVR Beneficiaries", each a "WVR Beneficiary" | has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Wang and Mr. Chen, being the beneficial owners of the Class B Ordinary Shares which carry weighted voting rights |
| "WVR Structure" | has the meaning ascribed to it in the Listing Rules |
| "%" | per cent |

\* For identification purposes only